As filed with the U.S. Securities and Exchange Commission on July 13, 2018.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Urovant Sciences Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

+44 203 318 9709

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

2711 Centerville Road

Wilmington, DE 19808

(866) 846-8765

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank F. Rahmani John T. McKenna Alison A. Haggerty Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Bryan E. Smith General Counsel Urovant Sciences, Inc. 5151 California Avenue, Suite 250 Irvine, CA 92617 (949) 226-6029	B. Shayne Kennedy Nathan Ajiashvili Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-2916

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of securities being registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(2)
Common shares, $0.00001 par value per common share	$150,000,000	$18,675

(1)	Includes common shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 13, 2018

Prospectus

             Shares

Common shares

This is the initial public offering of our common shares. We are selling                common shares. We currently expect the initial public offering price to be between $        and $        per common share.

Prior to this offering, there has been no market for our common shares. We have applied to list our common shares on The Nasdaq Global Market under the symbol “UROV.”

Upon the closing of this offering, we expect to be a “controlled company” within the meaning of applicable listing rules of The Nasdaq Global Market. In addition, Roivant Sciences Ltd., our controlling shareholder, will have the right to appoint two directors to our board of directors, each of whom will have three votes on all matters presented to the board of directors. Upon the closing of this offering, such directors will hold a majority of the voting power on all matters presented to the board of directors. See “Description of share capital—Election and removal of directors.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Urovant Sciences Ltd., before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to                 additional common shares.

Investing in our common shares involves risks. See “Risk factors” beginning on page 12.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between residents and non-residents of Bermuda for exchange control purposes provided our common shares remain listed on an appointed stock exchange, which includes The Nasdaq Global Market. In granting such consent the Bermuda Monetary Authority does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on or about                , 2018.

J.P. Morgan	Jefferies	Cowen

Prospectus dated                 , 2018

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

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Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth in the sections titled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.” Unless the context otherwise requires, we use the terms “company,” “we,” “us” and “our” in this prospectus to refer to Urovant Sciences Ltd. and our wholly owned subsidiaries. Our fiscal year ends on March 31.

Company overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for urologic conditions. Our product candidate, vibegron, is an oral, once-daily, small molecule beta-3 agonist. We are currently evaluating vibegron in our 1,400 patient, international pivotal Phase 3 EMPOWUR trial for the treatment of overactive bladder, or OAB. We expect to report top-line results from this clinical trial in the first or second quarter of 2019, and if these results are positive, we plan to submit a new drug application to the U.S. Food and Drug Administration, or FDA, by early 2020. OAB is a highly prevalent condition, with more than 30 million Americans over the age of 40 suffering from bothersome symptoms. In large, randomized, placebo-controlled, international Phase 2b and Japanese Phase 3 clinical trials in a total of over 2,600 OAB patients, vibegron 50 mg and 100 mg met all primary and secondary efficacy endpoints compared to placebo at week 8 and week 12, respectively. Our ongoing Phase 3 EMPOWUR trial has a design similar to these clinical trials. We believe vibegron, if successful in meeting the efficacy endpoints in our pivotal Phase 3 EMPOWUR trial, and if approved by the FDA, may offer a differentiated profile compared to current OAB therapies, including the potential for broader efficacy claims if the FDA approves the inclusion of urgency data, rapid onset of action data, and a single convenient once-daily dose in the label. Vibegron has been well tolerated in all clinical trials to date, has not been associated with clinically relevant drug-drug interactions, such as the inhibition of CYP2D6, and has not demonstrated a QTc signal at any of the human doses tested. In addition to OAB, we are developing vibegron for two additional potential indications, the treatment of OAB in men with benign prostatic hyperplasia, or BPH, and the treatment of pain associated with irritable bowel syndrome, or IBS. By the end of 2018, we expect to commence a Phase 3 clinical trial for OAB in men with BPH and a Phase 2a clinical trial for IBS-associated pain. We intend to continue to expand our pipeline with the goal of creating a leading urology company by developing, commercializing and acquiring innovative therapies.

Our development programs and upcoming milestones are summarized in the following figure:

We received an exclusive license to develop, manufacture and commercialize vibegron worldwide, excluding Japan and certain other Asian territories, pursuant to our license agreement with Merck Sharp & Dohme Corp., or Merck, which we entered into in February 2017. Vibegron is also being developed by Kyorin Pharmaceutical Co., Ltd., or Kyorin, for the treatment of OAB in Japan and certain other Asian territories.

Our experienced management team is led by our Chief Executive Officer, Keith A. Katkin, who previously served as President and Chief Executive Officer of Avanir Pharmaceuticals, Inc. through its acquisition by Otsuka Pharmaceutical Co., Ltd. in 2015. Together, the members of our management team have helped launch over 20 prescription drugs.

Vibegron for the treatment of overactive bladder

Overactive bladder overview

OAB is a clinical condition characterized by the sudden urge to urinate that is difficult to control, referred to as urgency, with or without accidental urinary leakage, and usually with increased frequency of urination. Accidental urinary leakage resulting from urgency is referred to as urge urinary incontinence, or UUI. Symptoms of OAB can have a debilitating impact on psychosocial functioning and quality of life, profoundly impacting normal social and occupational activities and leading to depression, anxiety and decreased sexual function and marital satisfaction. More than 30 million Americans over the age of 40 suffer from bothersome symptoms of OAB. Approximately 46% of this population, or 14 million people, talk to their physicians about their symptoms. In 2017, over 19 million prescriptions for oral OAB medications were written for an estimated 3.3 million patients in the United States.

Behavioral therapies such as bladder training, pelvic floor muscle training and fluid management are recommended as first-line treatment for OAB. Second-line treatment consists of prescription pharmacologic therapy with an anticholinergic drug or a beta-3 agonist. Third-line treatment includes procedural therapy using either intradetrusor onabotulinumtoxinA (BOTOX) or neuromodulation.

Anticholinergic drugs have been the standard of pharmacologic care for OAB for decades; however, these drugs are associated with poor tolerability and increasing safety concerns. While approximately 86% of OAB patients treated with oral prescription therapy in the United States are initially prescribed anticholinergic drugs, 71% of those patients fail treatment within six months. Anticholinergic side effects include dry mouth, constipation and blurred vision. Further, there is a growing body of evidence associating anticholinergic use with cognitive impairment and dementia. Anticholinergics have also been associated with increased use of healthcare resources.

Beta-3 agonists

Beta-3 adrenergic receptor agonists, or beta-3 agonists, constitute the newest class of oral prescription therapy for OAB. The beta-3 adrenergic receptor is the most prevalent beta-adrenergic receptor subtype on the smooth muscle around the bladder. Bladder filling involves the relaxation of this muscle and the contraction of the urethral smooth muscle, while voiding involves contracting the bladder muscle and relaxation of the urethral muscle. Beta-3 stimulation has been shown to relax the smooth muscle around the bladder, which increases bladder capacity and reduces the symptoms of OAB. In 2012, mirabegron (Myrbetriq), a beta-3 agonist, became the first drug other than an anticholinergic approved by the FDA for the treatment of OAB. Mirabegron remains the sole beta-3 agonist on the market for OAB, and since its approval, has continued to take U.S. OAB prescription share from anticholinergics, primarily due to its safety and tolerability advantages. In the first three months of 2018, mirabegron’s share of the oral OAB prescription market in the United States grew 20% from the comparable period in 2017, from 13.7% to 16.5%.

Despite its success, mirabegron requires dose titration that results in a slow onset of action and is associated with frequent drug-drug interactions and QTc prolongation. Mirabegron’s onset of action is eight weeks at the starting dose. Further, mirabegron’s U.S. label has a note in the warnings and precautions section about drug- drug interaction risk related to its known inhibition of the CYP2D6 enzyme, an important enzyme involved in the metabolism of numerous drugs. Approximately 37% of patients taking mirabegron are taking other drugs that are metabolized via the CYP2D6 pathway, presenting an increased risk of exacerbated adverse events. In addition, in a thorough QTc study, mirabegron demonstrated QTc prolongation in women at a dose greater than the maximum approved dose, or a supratherapeutic dose, which is noted in the pharmacodynamic section of its U.S. label. QTc prolongation refers to the lengthening of the QT interval in an electrocardiogram, during which interval, the heart recovers from one heartbeat and is preparing for the next heartbeat. The QT interval is a very vulnerable phase in the electric cycle of the heart, and prolongation of this interval may lead to serious and potentially life-threatening tachyarrythmias, or very fast and irregular heartbeats that are not sufficient to support the function of the heart.

Our solution

Vibegron is an oral, once-daily, small molecule that, based on in vitro data, is a potent and highly selective beta-3 agonist. We are developing vibegron for the treatment of OAB. In large, randomized, placebo-controlled international Phase 2b and Japanese Phase 3 clinical trials, vibegron 50 mg and 100 mg met all primary and secondary efficacy endpoints compared to placebo at week 8 and week 12, respectively. These endpoints included reductions per day in number of urinations, or micturitions, urgency episodes, UUI episodes and total incontinence episodes.

We believe vibegron, if successful in meeting the efficacy endpoints in our pivotal Phase 3 EMPOWUR trial, and if approved by the FDA, has the potential to address the limitations of both anticholinergics and mirabegron and become a best-in-class beta-3 agonist based on the following potential advantages:

•	Met primary and secondary efficacy endpoints and was well tolerated in large, randomized, placebo-controlled international Phase 2b and Japanese Phase 3 clinical trials

•	Potent and highly selective beta-3 agonist based on in vitro data

•	No known dementia risk

•	Potential for broader efficacy claims, including urgency data, if successful in meeting the efficacy endpoints in our pivotal Phase 3 EMPOWUR trial

•	Rapid onset of action

•	Single, convenient dose

•	No CYP2D6 drug-drug-interactions

•	No QTc signal

•	Crushable dose formulation

Potential vibegron coverage and reimbursement in the United States

Access to oral OAB therapy is managed primarily by differential co-payments, or co-pays. Payors generally charge the lowest co-pays for generic drugs and higher co-pays for branded agents such as Vesicare or Myrbetriq. In 2017, 92% of commercial plans and 93% of Medicare plans covered Myrbetriq, the only currently marketed beta-3 agonist.

In May 2018, we commissioned a third-party market research study to assess how vibegron would be covered, if approved. The research firm interviewed representatives of payors, who are involved with, but not solely responsible for, access and reimbursement decisions. Such interviewees represented payors covering over 80 million U.S. commercial and Medicare Part D lives.

Based on this study and our analysis of the current coverage of OAB therapies, we believe the OAB pharmacologic category is not highly managed by payors. The payor representatives interviewed expect that vibegron would be managed at a preferred or non-preferred branded tier, without prior authorization, allowing physicians and patients to make the choice of whether to pay a higher co-pay for a branded product or a lower co-pay for a generic. In addition, these payor representatives anticipate that vibegron’s coverage would not change following Myrbetriq’s loss of marketing exclusivity, which we expect to occur in 2023 or 2024. Based on this study, we also believe that access to vibegron, if approved, will not be restricted to patients who first fail any other oral therapies for OAB.

Our ongoing Phase 3 program

In March 2018, we enrolled the first patients in our international pivotal Phase 3 EMPOWUR trial of vibegron in adults with OAB. Our EMPOWUR trial is a randomized, double-blind, placebo- and active comparator-controlled trial in men and women with OAB wet, meaning symptoms include at least one UUI episode per day, or OAB dry. The trial is expected to enroll approximately 1,400 patients and has a design similar to the completed Phase 2b and Japanese Phase 3 clinical trials. We expect to report top-line results from our Phase 3 EMPOWUR trial in the first or second quarter of 2019 and, if the results are positive, we plan to submit a new drug application, or NDA, to the FDA by early 2020.

Clinical data for vibegron for the treatment of overactive bladder

Merck Phase 2b clinical trial

In 2013, Merck completed a large, international, randomized, double-blind, placebo-controlled Phase 2b dose-ranging clinical trial conducted to evaluate the efficacy, safety and tolerability of once-daily vibegron in 1,395 patients with OAB, administered alone and concomitantly with extended release tolterodine, a commonly prescribed anticholinergic for OAB. In this trial, the 50 mg and 100 mg doses of vibegron demonstrated improvements compared to placebo on all primary and secondary efficacy endpoints at week 8, including reductions per day in number of micturitions, urgency episodes, UUI episodes and total incontinence episodes. Vibegron was observed to be well tolerated in this trial.

Kyorin Phase 3 program in Japan

In 2016, Kyorin completed a large, randomized, double-blind, placebo-controlled Phase 3 clinical trial of vibegron in patients with OAB in Japan. In this trial, a total of 1,232 patients were randomized to vibegron 50 mg or 100 mg once-daily, imidafenacin (a commonly prescribed anticholinergic in Japan for OAB) twice-daily or placebo, each administered for 12 weeks. Both doses of vibegron demonstrated improvements compared to placebo on all of the primary and secondary efficacy endpoints, including reductions per day of micturitions, urgency episodes, UUI episodes and total incontinence episodes, as well as an increase in volume voided per micturition. Vibegron was observed to be well tolerated in this trial. In 2016, Kyorin also completed a 52-week multicenter, open-label, non-controlled clinical trial in Japan to evaluate the long-term safety and efficacy of vibegron 50 mg and 100 mg in OAB patients. The primary endpoint of this trial was safety. Vibegron was observed to be well tolerated in this trial, with one reported treatment-related serious adverse event, cerebral infarction, for which a causal relationship was not ruled out by the investigator. There were no other treatment-related serious adverse events reported.

In September 2017, Kyorin submitted a marketing application for vibegron to the Japan Pharmaceuticals and Medical Devices Agency.

Vibegron for the treatment of overactive bladder in men with benign prostatic hyperplasia

BPH is characterized by prostate enlargement, which can block the urethra and prevent normal urine flow, and is progressive with age. There are approximately 40 million men between the ages of 50 and 80 in the United States with BPH, approximately 4.5 million of whom are treated for their BPH symptoms. Approximately 50% of BPH patients also suffer from OAB. Currently, there are no FDA-approved therapies specifically for the treatment of OAB in men with BPH.

We believe that developing vibegron specifically for the treatment of OAB in men with BPH would be highly complementary to our overall OAB program. BPH patients, similar to OAB patients, are generally treated by urologists and primary care physicians. Further, due to historical concerns with acute urinary retention, a potential side-effect of anticholinergics, there has been hesitancy among doctors to prescribe anticholinergics for the treatment of OAB in men with BPH. As a result, a majority of men with BPH and OAB are not treated for their OAB symptoms, and this remains an area of high unmet medical need.

We intend to initiate a Phase 3 clinical trial of vibegron for the treatment of OAB in men with BPH by the end of 2018, subject to feedback from the FDA.

Vibegron for the treatment of pain associated with irritable bowel syndrome

IBS is characterized by recurrent abdominal pain associated with two or more of the following: defecation, a change in frequency of stool, or a change in form or appearance of stool. Additionally, IBS presents a significant health care burden and can severely impair the patient’s quality of life. While there are currently approved therapies for IBS with constipation and IBS with diarrhea, these drugs do not adequately address IBS-associated pain, and there are no currently marketed drugs indicated specifically for IBS-associated pain. There are approximately 30 million to 40 million Americans with IBS symptoms, 30% of whom consult with their physician. Approximately 80% of these patients identify pain as a symptom contributing to the severity of their IBS. Based on this data, we estimate that there is an addressable market in the United States of approximately 7.2 to 9.6 million patients who suffer from IBS-associated pain.

In a randomized, placebo-controlled Phase 2 clinical trial conducted by GlaxoSmithKline plc in 99 IBS patients, treatment with solabegron, a clinical-stage beta-3 agonist, led to an increase of adequate relief of pain and discomfort associated with IBS compared to placebo at six weeks.

We intend to initiate a Phase 2a trial of vibegron for the treatment of IBS-associated pain by the end of 2018, pending the submission of an investigational new drug application, or IND, to the FDA in this indication.

Our strategy

Our goal is to be a leading urology company by developing, commercializing and acquiring innovative therapies. The key elements of our strategy to achieve this goal include:

•	Complete the development and obtain FDA approval of vibegron for the treatment of OAB.

•	Expand the clinical development of vibegron for additional indications.

•	Maximize the commercial potential of vibegron.

•	Acquire or in-license additional clinical- or commercial-stage product candidates for the treatment of urologic conditions in a capital-efficient manner.

Relationships with Roivant Sciences Ltd., Roivant Sciences, Inc. and Roivant Sciences GmbH

Roivant Sciences Ltd. will be our controlling shareholder

We are a wholly owned subsidiary of Roivant Sciences Ltd., or RSL, a biopharmaceutical company focused on realizing the full value of promising late-stage drug candidates to improve the lives of patients and their families. Upon the closing of this offering, we expect to be a “controlled company” within the meaning of the applicable listing rules of The Nasdaq Global Market, or Nasdaq. Assuming we sell the number of the common shares set forth on the cover page of this prospectus, RSL will own, in the aggregate, approximately    % of our outstanding common shares, or approximately    % if the underwriters exercise their option to purchase              additional common shares in full. RSL will be able to exercise control over all matters requiring shareholder approval, including the election of our directors and approval of significant corporate transactions. In addition, RSL will have the right to appoint two directors to our board of directors, each of whom will have three votes on all matters presented to the board of directors. Upon the closing of this offering, such directors will hold a majority of the voting power on all matters presented to the board of directors. See the section titled “Description of share capital—Election and removal of directors.”

Services agreements with Roivant Sciences, Inc. and Roivant Sciences GmbH

We have received, and will continue to receive, various services provided by our affiliates, Roivant Sciences, Inc., or RSI, and Roivant Sciences GmbH, or RSG, each a wholly owned subsidiary of RSL. These services include, but are not limited to, the identification of potential additional product candidates, assistance with clinical trials and other development, administrative and financial activities. Following the closing of this offering, we expect that our reliance on RSI and RSG will decrease over time as we continue to hire the necessary personnel to manage the development and potential commercialization of vibegron and any future product candidate. For a description of the services agreements pursuant to which these services are provided, see the section titled “Certain relationships and related party transactions—Affiliate services agreements.”

Risks associated with our business

Our business is subject to a number of risks that you should be aware of before making a decision to invest in our common shares. These risks are discussed more fully in the section titled “Risk factors” and include, among others:

•

We have a limited operating history and have never generated any product revenue. Our operations to date have been limited to organizing and staffing our company, acquiring rights to vibegron and initiating our Phase 3 EMPOWUR trial.

•

We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability. We will require additional capital to fund our operations, and our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

•

We are heavily dependent on the success of vibegron, our only product candidate, and if vibegron does not successfully complete clinical development or receive regulatory approval, or is not successfully commercialized, our business may be harmed.

•	We have a limited number of dedicated employees and we rely on our affiliates, RSI and RSG, to provide us with various administrative, business development and other services.

•	Clinical trials are very expensive, time-consuming, difficult to design and implement, and involve uncertain outcomes.

•

We were not involved in the development of vibegron prior to our acquisition of the rights to vibegron in February 2017 and, as a result, we are dependent on Merck having accurately reported the results and correctly collected and interpreted the data from all clinical trials they conducted to date.

•

We rely on our agreement with Merck to provide rights to the core intellectual property relating to vibegron, and any termination or loss of significant rights under that agreement would adversely affect our development or commercialization of vibegron.

•	We are reliant on third parties to conduct, supervise and monitor our clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm our business.

•

We do not have our own manufacturing capabilities and will rely on third parties to produce additional clinical supplies, if needed, and commercial supplies of vibegron and any future product candidates.

•	We currently rely on a single supplier for the enzyme used to manufacture vibegron, and if we encounter any difficulties in procuring such enzyme, it may harm our business.

•

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

•

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively. We are aware of several companies that are working to develop drugs that we believe would compete against vibegron for the treatment of OAB, including another beta-3 agonist, which is currently in Phase 2 clinical development.

•

Even if vibegron receives marketing approval, it may fail to achieve the market acceptance necessary for commercial success, or coverage and adequate reimbursement may not be available, which could make it difficult for us to sell it profitably.

•

RSL will continue to own a significant percentage of our common shares after this offering, and we will be a “controlled company” within the meaning of applicable Nasdaq listing rules. In addition, RSL will have the right to appoint two directors to our board of directors, each of whom will have three votes on all matters presented to the board of directors, and upon the closing of this offering, such directors will hold a majority of the voting power on all matters presented to the board of directors.

•

We may be classified as a passive foreign investment company, or PFIC, with respect to the current taxable year. U.S. holders of our common shares may suffer adverse tax consequences if we are characterized as a PFIC.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results and prospects may be adversely affected.

Implications of being an emerging growth company

In addition, we are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive and director compensation in this prospectus, our periodic reports and our proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive and director compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions until March 31, 2024, or until we are no longer an “emerging growth company.”

Corporate information

We are an exempted limited company incorporated under the laws of Bermuda on January 27, 2016 under the name Roivant PPS Holdings Ltd. We changed our name to Thalavant Sciences Ltd. on November 14, 2016 and to Urovant Sciences Ltd. on January 13, 2017, when we commenced operations. Our principal office is located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom, and our registered office is located in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. We also have business operations at 5151 California Avenue, Suite 250, Irvine, California 92617. Our telephone number is +44 203 318 9709. Our website address is www.urovant.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares.

We have three wholly owned subsidiaries: Urovant Sciences, Inc., or USI, a Delaware corporation; Urovant Holdings Limited, a private limited company incorporated under the laws of England and Wales; and Urovant Sciences GmbH, or USG, a company with limited liability formed under the laws of Switzerland. USG is the principal operating company for conducting our business and the entity that holds our intellectual property rights in vibegron.

Our affiliate, RSG, has applied for a trademark registration in the United States for UROVANT. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols.

The offering

Common shares offered by us	common shares

Common shares to be outstanding immediately after this offering	common shares (or common shares if the underwriters exercise their option to purchase additional common shares in full)

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional common shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, assuming an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering primarily to fund the clinical development of vibegron. The remaining proceeds will be used for working capital and general corporate purposes. See the section titled “Use of proceeds” for additional information.

Controlled company	Upon the closing of this offering, RSL will beneficially own a controlling interest in us and we expect to be a “controlled company” under applicable Nasdaq listing rules. As a controlled company, we intend to avail ourselves of the controlled company exemptions under such rules. See the section titled ”Management—Director independence and controlled company exemptions” for further information.

Risk factors	You should read the section titled “Risk factors” for a discussion of factors to consider carefully before deciding to invest in our common shares.

Proposed Nasdaq symbol	“UROV”

The number of common shares that will be outstanding immediately after this offering is based on 75,000,000 common shares outstanding as of March 31, 2018, and excludes:

•

6,508,750 common shares issuable upon the exercise of stock options outstanding as of March 31, 2018, with a weighted-average exercise price of $1.02 per share, plus 2,756,500 common shares issuable upon the exercise of stock options granted subsequent to March 31, 2018, with a weighted-average exercise price of $1.91 per share;

•

991,250 common shares reserved for future issuance under our 2017 Equity Incentive Plan, as amended, as of March 31, 2018, plus an additional 4,000,000 common shares reserved for future issuance under this plan subsequent to March 31, 2018, as well as any automatic increases in the number of common shares reserved for future issuance under this plan; and

•

                     common shares reserved for future issuance under our 2018 Employee Share Purchase Plan, which will become effective once the registration statement, of which this prospectus forms a part, is declared effective, as well as any automatic increases in the number of common shares reserved for issuance under this plan.

Except as otherwise indicated herein, all information in this prospectus, including the number of common shares that will be outstanding after this offering, assumes or gives effect to:

•	a 100,000-for-1 stock split effected on June 1, 2017;

•	a 1-for- reverse stock split to be effected on , 2018;

•	no exercise by the underwriters of their option to purchase additional common shares; and

•	the effectiveness of our amended and restated bye-laws immediately prior to the closing of this offering.

Summary consolidated financial data

The following tables set forth our summary consolidated statement of operations data for the periods indicated. We derived the consolidated statement of operations data for the years ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this summary consolidated financial data below, together with our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as the sections titled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.” Our fiscal year ends on March 31.

	Year ended March 31,
	2017	2018

Consolidated statement of operations data:

Operating expenses:
Research and development	$26,047,370	$32,359,078
General and administrative	1,016,166	4,639,900

Total operating expenses	27,063,536	36,998,978
Other income (expense)	93,454	(37,467)

Loss before provision for income taxes	(26,970,082)	(37,036,445)
Provision for income taxes	—	37,229

Net loss	$(26,970,082)	$(37,073,674)

Net loss per common share—basic and diluted(1)	$(2.70)	$(0.58)

Weighted-average common shares outstanding—basic and diluted(1)	10,000,000	64,136,986

(1)	See Note 2[L] to our consolidated financial statements for an explanation of the method used to compute basic and diluted net loss per common share.

	As of March 31, 2018
	Actual	As adjusted(1)(2)

Consolidated balance sheet data:
Cash	$7,193,962	$
Total assets	12,983,456
Total liabilities	5,909,471
Additional paid-in capital	72,562,119
Accumulated deficit	(64,185,148)
Total shareholder’s equity	7,073,985

(1)	The as adjusted balance sheet data gives effect to our sale of common shares in this offering at an assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease each of cash, total assets and total shareholder’s equity on an as adjusted basis by approximately $ million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million common shares offered by us at the assumed initial public offering price, would increase or decrease each of cash, total assets and total shareholder’s equity on an as adjusted basis by approximately $ million, after deducting underwriting discounts and commissions. The as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Risk factors

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before making your decision to invest in our common shares. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition and cash flows and if so our future prospects would likely be materially and adversely affected. If any of such events were to happen, the trading price of our common shares could decline, and you could lose all or part of your investment.

Risks related to our business, financial position and capital requirements

We have a limited operating history and have never generated any product revenue.

We are a clinical-stage biopharmaceutical company with a limited operating history. We were incorporated in January 2016, and our operations to date have been limited to organizing and staffing our company, acquiring rights to vibegron and initiating our pivotal Phase 3 EMPOWUR trial of vibegron for the treatment of OAB. We have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, we have no meaningful operations upon which to evaluate our business and predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

Our ability to generate product revenue and become profitable depends upon our ability to successfully complete the development of, and obtain the necessary regulatory approvals for, vibegron for the treatment of OAB or our other targeted indications, OAB in men with BPH and IBS-associated pain. We have never been profitable, have no products approved for commercial sale, and have not generated any product revenue.

Even if we receive regulatory approval for vibegron, we do not know when or if vibegron will generate product revenue. Our ability to generate product revenue depends on a number of factors, including, but not limited to, our ability to:

•	successfully complete clinical trials and obtain regulatory approval for the marketing of vibegron;

•

add operational, financial and management information systems personnel, including personnel to support our clinical, manufacturing and planned future commercialization efforts and operations as a public company;

•

initiate and continue relationships with third-party manufacturers and have commercial quantities of vibegron manufactured at acceptable cost and quality levels and in compliance with FDA and other regulatory requirements;

•	attract and retain experienced management and advisory teams;

•	launch commercial sales of our product, whether alone or in collaboration with others, including establishing sales, marketing and distribution systems for vibegron;

•	set an acceptable price for vibegron and obtain coverage and adequate reimbursement from third-party payors;

•	achieve broad market acceptance of our products in the medical community and with third-party payors and consumers; and

•	maintain, expand and protect our intellectual property portfolio.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses, or when or if, we will be able to achieve or maintain profitability. Our expenses could increase beyond expectations if we are required by the FDA or comparable non-U.S. regulatory authorities to perform studies or clinical trials in addition to those that we currently anticipate. Even if vibegron is approved for commercial sale, we anticipate incurring significant costs associated with its commercial launch. If we cannot successfully execute any one of the foregoing, our business may not succeed and your investment will be negatively impacted.

We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability. Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or fail to become commercially viable. We have never generated any product revenue, and we cannot estimate with precision the extent of our future losses. We do not currently have any products that are available for commercial sale and we may never generate product revenue or achieve profitability. Our net loss was $27.0 million and $37.1 million for the years ended March 31, 2017 and 2018, respectively. As of March 31, 2018, we had an accumulated deficit of $64.2 million.

We expect to continue to incur substantial and increasing losses through the commercialization of vibegron, if approved. Vibegron has not been approved for marketing anywhere in the world, and it may never receive such approval. As a result, we are uncertain when or if we will achieve profitability and, if so, whether we will be able to sustain it. Our ability to generate product revenue and achieve profitability is dependent on our ability to complete the development of vibegron, obtain necessary regulatory approvals for vibegron, and manufacture and successfully market vibegron alone or in collaboration with others. We cannot assure you that we will be profitable even if we successfully commercialize vibegron. If we do successfully obtain regulatory approval to market vibegron, our revenue will be dependent upon, in part and among other things, the size of the markets in the territories for which we gain regulatory approval, the number of competitors in such markets, the accepted price for vibegron and whether we own the commercial rights for those territories. If the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of vibegron, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable may adversely affect the market price of our common shares and our ability to raise capital and continue operations.

We expect our research and development expenses in connection with our development program for vibegron to continue to be significant. In addition, as we prepare for and if we obtain regulatory approval for vibegron, we expect to incur increased sales, marketing and manufacturing expenses. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. These losses had and will continue to have an adverse effect on our results of operations, financial position and working capital.

Our auditors have issued a going concern opinion on our consolidated financial statements as of March 31, 2017 and 2018, expressing substantial doubt that we can continue as an ongoing business due to insufficient capital for us to fund our operations. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to successfully complete this offering, we will need to create alternate financing or operational plans to continue as a going concern.

We are heavily dependent on the success of vibegron, our only product candidate, and if vibegron does not successfully complete clinical development or receive regulatory approval, or is not successfully commercialized, our business may be harmed.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to the advancement of vibegron, our only product candidate, through clinical trials and the regulatory approval process, as well as the commercialization of vibegron following regulatory approval, if received. Accordingly, our business currently depends heavily on the successful completion of our Phase 3 EMPOWUR trial and subsequent regulatory approval and commercialization of vibegron.

We cannot be certain that vibegron will receive regulatory approval, or be successfully commercialized even if we receive regulatory approval. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of products are, and will remain, subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries that each have differing regulations. We are not permitted to market vibegron in the United States until we receive approval of an NDA, or in any foreign country until we receive the requisite approvals from the appropriate authorities in such countries for marketing authorization.

We have not yet demonstrated our ability to complete later-stage or pivotal clinical trials, and there can be no assurance that our Phase 3 EMPOWUR trial of vibegron for OAB will produce results sufficient for us to submit an NDA or differentiate our product from currently available OAB therapies. Our ongoing Phase 3 EMPOWUR trial may not demonstrate a statistically significant difference for the active 75 mg vibegron dose compared to placebo for the co-primary endpoints, which are reductions in frequency of micturitions and UUI episodes. Any failure to demonstrate a statistically significant change from baseline would adversely impact the potential for regulatory approval, if any, of vibegron in the United States. Furthermore, even if the statistical difference compared to placebo is achieved for these co-primary endpoints, we may not be able to demonstrate such differences for our secondary endpoints, such as changes in the frequency of urinary urgency episodes and total incontinence episodes and self-reported quality of life scores. As such, even if we were able to obtain approval for vibegron, these key secondary endpoints would not be mentioned in the U.S. label, which could potentially adversely affect product differentiation.

We have not submitted an NDA for vibegron or any other product candidate to the FDA or any comparable application to any other regulatory authority. Obtaining approval of an NDA or similar regulatory approval is an extensive, lengthy, expensive and inherently uncertain process, and the FDA or other foreign regulatory authorities may delay, limit or deny approval of vibegron for many reasons, including:

•	we may not be able to demonstrate that vibegron is effective as a treatment for any of our currently targeted indications to the satisfaction of the FDA or other relevant regulatory authorities;

•	the relevant regulatory authorities may require additional pre-approval studies or clinical trials, which would increase our costs and prolong our development timelines;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or other relevant regulatory authorities for marketing approval;

•	the FDA or other relevant regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;

•

the contract research organizations, or CROs, that we retain to conduct clinical trials may take actions outside of our control, or otherwise commit errors or breaches of protocols, that materially adversely impact our clinical trials and ability to obtain market approvals;

•

the FDA or other relevant regulatory authorities may not find the data from nonclinical studies or clinical trials sufficient to demonstrate that the clinical and other benefits of these products outweigh their safety risks;

•

the FDA or other relevant regulatory authorities may disagree with our interpretation of data or significance of results from the nonclinical and clinical studies of vibegron and any future product candidate, or may require that we conduct additional studies;

•	the FDA or other relevant regulatory authorities may not accept data generated from our clinical trial sites;

•

if our NDA or other foreign application is reviewed by an advisory committee, the FDA or other relevant regulatory authority, as the case may be, may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA or other relevant regulatory authority, as the case may be, require, as a condition of approval, additional nonclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA or other relevant regulatory authorities may require development of a risk evaluation and mitigation strategy, or REMS, or its equivalent, as a condition of approval;

•	the FDA or other relevant regulatory authorities may require additional post-marketing studies, which would be costly;

•	the FDA or other relevant regulatory authorities may find the chemistry, manufacturing and controls data insufficient to support the quality of our product candidates;

•	the FDA or other relevant regulatory authorities may identify deficiencies in the manufacturing processes or facilities of our third-party manufacturers; or

•	the FDA or other relevant regulatory authorities may change their approval policies or adopt new regulations.

We will require additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of vibegron.

We expect to spend substantial capital to complete the development of, seek regulatory approvals for and commercialize vibegron. These expenditures will include costs associated with our license agreement with Merck pursuant to which we are obligated to cover the development and commercialization costs of vibegron, make payments in connection with the achievement of certain regulatory milestones prior to generating any product sales, make further payments upon the achievement of certain sales milestones and make tiered royalty payments in connection with the sale of approved products, if any.

Even with the net proceeds from this offering, we will require additional capital to complete the development and potential commercialization of vibegron. Because the length of time and activities associated with successful development of vibegron are highly uncertain, we are unable to estimate with certainty the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the timing, costs and results of our Phase 3 EMPOWUR trial of vibegron for the treatment of OAB;

•

the initiation, timing, costs and results of our proposed Phase 3 clinical trial of vibegron for the treatment of OAB in men with BPH and our proposed Phase 2a clinical trial of vibegron for the treatment of IBS-associated pain;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us or any of our current or future product candidates;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale manufacturing activities;

•	the cost of establishing sales, marketing and distribution capabilities for our products in regions where we choose to commercialize our products on our own; and

•	the initiation, progress, timing and results of our commercialization of our product candidates, if approved for commercial sale.

We believe our existing cash, together with the net proceeds from this offering, will be sufficient for us to fund our operating expenses and capital expenditure requirements through at least                . This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not have any committed external source of funds. We cannot be certain that additional capital will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of vibegron and any future product candidate, or potentially discontinue operations altogether. In addition, attempting to secure additional capital may divert the time and attention of our management from day-to-day activities and harm our product candidate development efforts. Because of the numerous risks and uncertainties associated with the development and potential commercialization of our product candidate, we are unable to estimate the amounts of increased capital outlays, operating expenditures and capital requirements associated with our current product development programs.

Raising additional funds by issuing securities may cause dilution to existing shareholders, raising additional funds through debt financings may involve restrictive covenants, and raising funds through lending and licensing arrangements may restrict our operations or require us to relinquish proprietary rights.

We expect that significant additional capital will be needed in the future to continue our planned operations. Until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, strategic alliances and license and development agreements or other collaborations. To the extent that we raise additional capital by issuing equity securities, our existing shareholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that could adversely affect the rights of a common shareholder. Additionally, any agreements for future debt or preferred equity financings, if available, may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.

We rely on our agreement with Merck to provide rights to the core intellectual property relating to vibegron. Any termination or loss of significant rights under that agreement, would adversely affect our development or commercialization of vibegron.

We have licensed our core intellectual property relating to vibegron from Merck. If, for any reason, our license agreement with Merck is terminated or we otherwise lose those rights, it would adversely affect our business. Our license agreement with Merck imposes on us obligations relating to exclusivity, territorial rights, development, commercialization, funding, payment, diligence, sublicensing, insurance, intellectual property protection and other matters. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages to Merck and Merck may have the right to terminate our license, which would result in us being unable to develop, manufacture and sell vibegron.

Pursuant to our license agreement, Merck agreed to provide a supply of the vibegron compound to support the development of vibegron. Under this agreement, we may only use such material in preclinical and clinical work. The agreement also provides for Merck to reasonably assist us during a specified period of time with a technical transfer of the manufacturing process from Merck to us or our designee for production of vibegron. Although Merck has already transferred the manufacturing process for vibegron to us, we may still need additional assistance during scale-up of vibegron if we experience any setbacks with the manufacturing at a larger scale. If Merck fails to fulfill its continuing obligations under this agreement, if needed, or if we require additional assistance after their obligation to assist us expires, our development of vibegron could be significantly delayed or otherwise adversely affected.

Our agreements with Merck and Kyorin obligate us to make certain milestone payments, some of which will be triggered prior to our commercialization of vibegron.

Certain of the milestone payments payable by us under our agreements with Merck and Kyorin are due upon events that will occur prior to our planned commercialization of vibegron. Accordingly, we will be required to make such payments prior to the time at which we are able to generate any revenue, if any, from sales of vibegron. There can be no assurance that we will have the funds necessary to make such payments, or be able to raise such funds when needed, on terms acceptable to us, or at all. Furthermore, if we are forced to raise additional funds, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.

We currently have a limited number of employees who are employed by our wholly owned subsidiaries and we rely on RSI and RSG to provide various administrative, business development, clinical development and other services.

As of June 30, 2018, we had no employees, and our wholly owned subsidiary, USI, had 26 employees. We rely on the administrative support, business development, clinical development and other services provided by RSI and RSG, wholly owned subsidiaries of RSL, which provide services to us pursuant to services agreements, or the Services Agreements, as further described under the section titled “Certain relationships and related party transactions—Affiliate services agreements.” For example, we currently rely and expect to continue to rely on RSI to support our Phase 3 EMPOWUR trial of vibegron for the treatment of OAB through its completion. Personnel and support staff that provide services to us under the Services Agreements are not required to, and we do not expect that they will, have the management and administration of our business as their primary responsibility, or act exclusively for us. RSI and RSG have limited finance, accounting, clinical development and other resources. Furthermore, RSI and RSG engage in other business activities and provide support for other of our affiliates and subsidiaries of RSL. If their focus is diverted or their limited resources are otherwise employed, we could face potential delays or disruptions in the conduct of our Phase 3 EMPOWUR trial and the commercialization of vibegron, if approved, which could harm our business.

In the event of a default under or termination of the Services Agreements, we may be unable to contract with substitute service providers on similar terms, in a timely fashion, or at all, and the costs of substituting service providers may be substantial. In addition, a substitute service provider may not be able to provide the same level of services due to lack of pre-existing knowledge or synergies. Any termination of our relationship with RSI or RSG, or decrease in provision of services by RSI and RSG, and any delay in appointing or finding a suitable replacement provider, if one exists, could make it difficult for us to operate our business and continue the clinical development and potential commercialization of vibegron or any future product candidates.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

We may not be able to attract or retain qualified management and commercial, scientific and clinical personnel due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategies.

We are highly dependent on the skills and leadership of our senior management team and key employees. Our senior management and key employees may terminate their positions with us at any time. If we lose one or more members of our senior management team or key employees, our ability to successfully implement our business strategies could be adversely affected. Replacing these individuals may be difficult, cause disruption and may take an extended period of time due to the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate additional key personnel. We do not maintain “key person” insurance for any members of our senior management team or other employees.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

We expect to hire, either directly, or through any current or future subsidiaries of ours, additional employees for our managerial, finance and accounting, clinical, scientific and engineering, regulatory, operational, manufacturing, medical affairs and sales and marketing teams. We may have difficulties identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations across our entities, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of vibegron and any future product candidate. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize vibegron or any future product candidate and compete effectively will partly depend on our ability to effectively manage any future growth.

Many of the other pharmaceutical companies we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer operating history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these opportunities may be more appealing to high-quality candidates and consultants than what we have to offer. If we are unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which we can develop product candidates and our business will be harmed.

Our or our affiliates’ employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.

We are exposed to the risk that our or our affiliates’ employees and contractors, including principal investigators, CROs, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA or other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing and the FDA’s Good Clinical Practice, or GCP, or current Good Manufacturing Practice, or cGMP, standards; federal, state and foreign healthcare fraud and abuse laws and data privacy; or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing, bribery, corruption, antitrust violations and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in our nonclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee or third-party misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person, including any person who may have engaged in any fraud or misconduct, or government agency could allege such fraud or other misconduct, even if none occurred. Furthermore, we rely on our CROs and clinical trial sites to adequately report data from our ongoing clinical trials. For example, any failure by such parties to adequately report safety signals to us in a timely manner from any such trials may also affect the approvability of vibegron or cause delays and disruptions for the approval of vibegron, if any. If our or our affiliates’ employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers or other vendors are alleged or found to be in violation of any such regulatory standards or requirements, or become subject to a corporate integrity agreement or similar agreement and curtailment of our operations, it could have a significant impact on our business and financial results, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, suspension or delay in our clinical trials, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, FDA debarment, contractual damages, reputational harm, diminished profits and future earnings, and additional reporting requirements and oversight, any of which could adversely affect our ability to operate our business and our results of operations.

We may not be successful in our efforts to identify and acquire or in-license additional product candidates, or to enter into collaborations or strategic alliances for the development and commercialization of any such future product candidates.

Part of our strategy involves identifying and acquiring or in-licensing novel product candidates. The process by which we identify product candidates may fail to yield product candidates for clinical development for a number of reasons, including those discussed in these risk factors and also:

•

the process by which identify and decide to acquire product candidates may not be successful, including through the business development support we receive from RSL and its subsidiaries pursuant to the Services Agreements;

•

potential product candidates may, upon further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance;

•	potential product candidates may not be effective in treating their targeted diseases; or

•

the acquisition or in-licensing transactions can entail numerous operational and functional risks, including exposure to unknown liabilities, disruption of our business, or incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected acquisition or integration costs.

We may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. We also cannot be certain that, following an acquisition or in-licensing transaction, we will achieve the revenue or specific net income that justifies such transaction. Further, time and resources spent identifying, acquiring and developing potential product candidates may distract management’s attention from our primary business or other development programs. If we are unable to identify and acquire suitable product candidates for clinical development, this would adversely impact our business strategy, our financial position and share price.

In the future, we may also decide to collaborate with other pharmaceutical companies for the development and potential commercialization of our product candidates in the United States or other countries or territories of the world. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

International expansion of our business exposes us to business, legal, regulatory, political, operational, financial and economic risks associated with conducting business outside of the United States.

Part of our business strategy involves international expansion, including establishing and maintaining operations outside of the United States and establishing and maintaining relationships with health care providers, payors, government officials, distributors and manufacturers globally. Conducting business internationally involves a number of risks, including:

•

multiple conflicting and changing laws and regulations such as tax laws, export and import restrictions, employment laws, anti-bribery and anti-corruption laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by us or our distributors to obtain appropriate licenses or regulatory approvals for the sale or use of our product candidates, if approved, in various countries;

•	difficulties in managing foreign operations;

•	complexities associated with managing multiple payor-reimbursement regimes or self-pay systems;

•	financial risks, such as longer payment cycles, difficulty enforcing contracts and collecting accounts receivable and exposure to foreign currency exchange rate fluctuations;

•	reduced protection for intellectual property rights;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

•

failure to comply with the United States Foreign Corrupt Practices Act, or FCPA, including its books and records provisions and its anti-bribery provisions, the United Kingdom Bribery Act 2010, or UK Bribery Act, and similar antibribery and anticorruption laws in other jurisdictions, for example by failing to maintain accurate information and control over sales or distributors’ activities.

Any of these risks, if encountered, could significantly harm our future international expansion and operations and, consequently, negatively impact our financial condition, results of operations and cash flows.

Our business and operations would suffer in the event of system failures, cyber-attacks or a deficiency in our cyber-security.

Our computer systems, as well as those of various third parties on which we rely, including RSL and its affiliates, our CROs and other contractors, consultants and law and accounting firms, may sustain damage from computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of nonclinical or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of vibegron or any future product candidate could be delayed.

The failure to successfully implement an enterprise resource planning system could adversely impact our business and results of operations.

RSI and RSG commenced the implementation of a company-wide enterprise resource planning, or ERP, system to upgrade certain existing business, operational and financial processes, on which we rely. ERP implementations are complex and time-consuming projects that require transformations of business and financial processes in order to reap the benefits of the ERP system; any such transformation involves risk inherent in the conversion to a new computer system, including loss of information and potential disruption to normal operations. Additionally, if the ERP system is not effectively implemented as planned, or the system does not operate as intended, the effectiveness of our internal controls over financial reporting could be adversely affected or our ability to assess those controls adequately could be delayed. Significant delays in documenting, reviewing and testing our internal control could cause us to fail to comply with our U.S. Securities and Exchange Commission, or SEC, reporting obligations related to our management’s assessment of our internal control over financial reporting. In addition, if we experience interruptions in service or operational difficulties and are unable to effectively manage our business during or following the implementation of the ERP, our business and results of operations could be harmed.

Potential product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of vibegron in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, other pharmaceutical companies or others taking or otherwise coming into contact with our products. On occasion, large monetary judgments have been awarded in class action lawsuits where drugs have had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation and significant negative media attention;

•	withdrawal of participants from our clinical trials;

•	significant costs to defend related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	inability to commercialize vibegron or any future product candidates, if approved;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased demand for vibegron or any future product candidates, if approved; and

•	loss of revenue.

The product liability insurance we currently carry, and any additional product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for vibegron, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business, including preventing or limiting the commercialization of vibegron or any future product candidates, if approved.

Risks related to development, regulatory approval and commercialization

Clinical trials are very expensive, time-consuming, difficult to design and implement, and involve uncertain outcomes.

Vibegron, our only product candidate, is still in development and will require extensive clinical testing before we are prepared to submit an NDA or other similar application for regulatory approval. We cannot provide you any assurance that we will submit an NDA for regulatory approval for vibegron within our projected timeframe or whether any such application will be approved by the relevant regulatory authorities. Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. For instance, the FDA or other regulatory authorities may not agree with our proposed analysis plans for any clinical trials of vibegron, and during any such review, may identify unexpected efficacy or safety concerns, which may delay the approval of an NDA or similar application. The FDA may also find that the benefits of vibegron for the treatment of OAB do not outweigh its risks in a manner sufficient to grant regulatory approval. The clinical trial process is also time-consuming and costly and relies on the collaboration with many CROs and clinical trial sites.

Failures can occur at any stage of clinical trials, and we could encounter problems that cause us to abandon or repeat clinical trials. In addition, results from clinical trials may require further evaluation, delaying the next stage of clinical development or submission of an NDA. Further, product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical studies and initial clinical trials, and such product candidates may exhibit safety signals in later stage clinical trials that they did not exhibit in preclinical or earlier-stage clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in or the discontinuation of advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Likewise, the results of early clinical trials of vibegron may not be predictive of the results of our planned development programs, and there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future trial results.

The commencement and completion of clinical trials may be delayed by several factors, including:

•	failure to obtain regulatory approval to commence a trial;

•	unforeseen safety issues;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors;

•	lack of effectiveness during clinical trials;

•	determination of dosing issues;

•

inability to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	slower than expected rates of patient recruitment or failure to recruit suitable patients to participate in a trial;

•	failure to add a sufficient number of clinical trial sites;

•	unanticipated impact from changes in or modifications to protocols or clinical trial design;

•	inability or unwillingness of clinical investigators or study participants to follow our clinical and other applicable protocols or applicable regulatory requirements;

•

an institutional review board, or IRB, refusing to approve, suspending, or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	premature discontinuation of study participants from clinical trials or missing data;

•

failure to manufacture or release sufficient quantities of vibegron or placebo or failure to obtain sufficient quantities of active comparator medications for our clinical trials, if applicable, that in each case meet our quality standards, for use in clinical trials;

•	inability to monitor patients adequately during or after treatment; or

•	inappropriate unblinding of trial results.

Further, we, the FDA or other regulatory authority may suspend our clinical trials in an entire country at any time, or an IRB may suspend its clinical trial sites within any country, if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including cGMP regulations, that we are exposing participants to unacceptable health risks, or if the FDA or other regulatory authority, as the case may be, finds deficiencies in our IND or equivalent applications for other countries or the manner in which the clinical trials are conducted. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of vibegron could be harmed, and our ability to generate product revenue from vibegron may be delayed. In addition, any delays in our clinical trials could increase our costs, cause a decline in our share price, slow down the approval process, and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authorities. The FDA or other regulatory authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the integrity of the study. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of vibegron or any future product candidates.

In addition, prior to our acquisition of the rights to vibegron, we had no involvement with or control over the nonclinical or clinical development of vibegron. Additionally, pursuant to our collaboration agreement with Kyorin, who retains exclusive rights from Merck to develop and commercialize vibegron in Japan and certain other Asian territories, we may rely on data generated by Kyorin in connection with seeking regulatory approval of vibegron in the territories in which we have rights to develop and commercialize vibegron. We are dependent on Merck and Kyorin having conducted such research and development in accordance with the applicable protocols and legal, regulatory and scientific standards, having accurately reported the results of all clinical trials and other research they conducted prior to our acquisition of the rights to vibegron, having correctly collected and interpreted the data from these trials and other research, and having supplied us with complete information, data sets and reports required to adequately demonstrate the results reported through the date of our acquisition of these assets. Problems related to predecessors could result in increased costs and delays in the development of vibegron, which could adversely affect our ability to generate any future revenue from sales of vibegron, if approved.

Reported data or other clinical development announcements by Kyorin or other third parties may adversely affect our clinical development plan.

Kyorin is developing vibegron for the treatment of OAB in Japan. Kyorin recently reported positive results from its Phase 3 clinical trial in Japan for the treatment of OAB. See “Business—Vibegron for the treatment of overactive bladder—Clinical data for vibegron in overactive bladder—Kyorin Phase 3 program in Japan.” However, favorable announcements by Kyorin regarding these trials do not guarantee that the results of our clinical trials will also be favorable as the design of our international Phase 3 EMPOWUR trial differs from that of Kyorin’s Phase 3 trial. Further, if subsequent announcements by Kyorin regarding its development of vibegron are unfavorable, or post-marketing or Phase 4 clinical trials conducted by Kyorin are unfavorable or result in new safety signals in Japan during any such post-marketing or Phase 4 clinical trial, it could negatively impact our clinical development plans and potential approval for vibegron in the United States. Any unexpected measure by the Japanese regulatory agencies following approval of vibegron in Japan, including any measures due to unexpected post-marketing safety signals, will also affect the potential approval for vibegron in the United States. In addition, we face similar risks to the extent that third parties develop vibegron in other Asian territories.

The results of our clinical trials may not support our proposed claims for vibegron, or regulatory approval at all.

Our product candidate, vibegron, is an oral, once-daily small molecule that, based on in vitro data, is a potent and highly selective agonist. We believe vibegron, if successful in meeting the efficacy endpoints in our pivotal Phase 3 EMPOWUR trial, and if approved by the FDA, may offer a differentiated profile compared to current OAB therapies, including the potential for broader efficacy claims if the FDA approves the inclusion of urgency data, rapid onset of action data, and a single, convenient once-daily dose in the label. Success in nonclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior nonclinical testing and clinical trials. Likewise, promising results in interim analyses or other preliminary analyses do not ensure that the clinical trial as a whole will be successful. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier nonclinical studies or clinical trials. These setbacks have been caused by, among other things, nonclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. The results of nonclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical and initial clinical trials. A future failure of a clinical trial to meet its pre-specified endpoints would likely cause us to abandon a product candidate and may delay development of any other product candidates. Any delay in, or termination of, our clinical trials will delay the submission of our NDA to the FDA or other similar applications with other relevant foreign regulatory authorities and, ultimately, our ability to commercialize vibegron and generate product revenue. Even if our clinical trials are completed as planned, we cannot be certain that their results will support these claims for differentiation or the effectiveness or safety of vibegron. The FDA has substantial discretion in the review and approval process and may disagree that our studies support the differentiated claims we propose. We cannot guarantee that we will obtain approval for the differentiated claims we propose, if at all.

Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or “top-line” data from our clinical trials, which is based on a preliminary analysis of then-available top-line data, and the results and related findings and conclusions are subject to change following a full analyses of all data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available. We may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our business in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, product candidate or our business. If the top-line data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, operating results, prospects or financial condition may be harmed.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control.

We may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials on our current timelines, or at all, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. Enrollment in our clinical trials may be slower than we anticipate, leading to delays in our development timelines. For example, we may face difficulty enrolling or maintaining a sufficient number of patients in our clinical trials due to the existing alternative treatments approved for the treatment of OAB as patients may decline to enroll or decide to withdraw from our clinical trials due to the risk of receiving placebo. Patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same indication, the proximity of patients to clinical sites, the eligibility criteria for the trial and the proportion of patients screened that meets those criteria, our ability to obtain and maintain patient consents, and the risk that patients enrolled in clinical trials will drop out of the trials before completion. Our Phase 3 EMPOWUR trial has over 300 planned clinical sites in the United States and Europe. The trial is being conducted by a large multinational CRO and will require close collaboration with, and oversight over, the CRO and the clinical sites. The ability for our Phase 3 EMPOWUR trial to be conducted and completed on our current timelines, or at all, could also be adversely impacted by our CRO facing a loss of key personnel or business challenges, as well as changes in the political situation or in the legislation of the countries of our participating clinical sites.

Furthermore, any negative results or new safety signals we or Kyorin may report in clinical trials of vibegron may make it difficult or impossible to recruit and retain patients in other clinical trials. Similarly, negative results reported by our competitors about their drug candidates may negatively affect patient recruitment in our clinical trials. Also, marketing authorization of competitors in this same class of drugs may impair our ability to enroll patients into our clinical trials, delaying or potentially preventing us from completing recruitment of one or more of our trials. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop vibegron, or could render further development impossible. In addition, we expect to rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials, and, while we intend to enter into agreements governing their services, we will be limited in our ability to compel their actual performance.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

Drug development is highly competitive and subject to rapid and significant technological advancements. For example, there are several large and small pharmaceutical companies focused on delivering therapeutics for OAB. Further, it is likely that additional drugs will become available in the future for the treatment of OAB and our other target indications.

We are aware of several companies that are working to develop drugs that would compete against vibegron for the treatment of OAB. For example, Velicept Therapeutics, Inc. is advancing solabegron, a beta-3 agonist initially developed by GlaxoSmithKline plc, as a twice-daily and once-daily formulation into Phase 2b clinical trials. In addition to solabegron, there are several other product candidates under development for the treatment of OAB. Taiho Pharmaceutical Co., Ltd., is developing TAC-302, a novel neurite outgrowth enhancer, currently in Phase 2 clinical trials in Japan. Dong-A ST Co., Ltd., is developing DA-8010, a novel anticholinergic, currently in a Phase 1 clinical trial. Taris Biomedical LLC is developing TAR-302, an intravesicular drug-delivery system for trospium, an anticholinergic drug, currently in Phase 1 clinical trials. Outpost Medicine, LLC’s IND for OP-687 for OAB was accepted by the FDA in late 2017. In addition, a number of companies are developing injectable neurotoxins (biosimilar onabotulinumtoxinA, abobotulinumtoxinA, and nivobotulinumtoxinA) for OAB. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, as well as in obtaining regulatory approvals of those product candidates in the United States and in foreign countries. Many of our current and potential future competitors also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a smaller number of our competitors. Competition may reduce the number and types of patients available to us to participate in clinical trials, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drugs that are more effective or less costly than any product candidate that we may develop.

We will also face competition from other drugs and therapies currently approved for the treatment of OAB. Anticholinergic drugs have been the standard of pharmacologic care for OAB since the approval of flavoxate in 1970 and oxybutynin in 1975. Anticholinergics continue to account for the largest share of prescriptions written for the treatment of OAB in the United States. There are a number of widely prescribed anticholinergics approved for sale in the United States, including solifenacin, tolterodine and oxybutynin. In addition, we will face competition from mirabegron (Myrbetriq, marketed by Astellas) and Allergan’s BOTOX, each of which are FDA-approved therapies used for the treatment of OAB. Furthermore, we expect to face additional competition from generic products as the patent protection for competitor’s products expire. For example, we expect to face competition from a generic version of mirabegron following Myrbetriq’s loss of marketing exclusivity, which we expect to occur in 2023 or 2024. Any such competition from generics could adversely affect the market size and opportunity for vibegron, and there can be no assurance that generic competition will not reach the market even sooner than we expect.

Our ability to compete successfully will depend largely on our ability to:

•	develop and commercialize therapies that are superior to other products in the market;

•	demonstrate through our clinical trials that vibegron is differentiated from existing and future therapies;

•	attract qualified scientific, product development and commercial personnel;

•	obtain patent or other proprietary protection for our technologies and product;

•	obtain required regulatory approvals, including approvals to market vibegron in ways that are differentiated from existing and future therapies;

•	successfully commercialize vibegron, if approved;

•	obtain coverage and adequate reimbursement from, and negotiate competitive pricing with, third-party payors; and

•	successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new therapies.

The availability of our competitors’ products could limit the demand and the price we are able to charge for any product candidate we develop. The inability to compete with existing or subsequently introduced drugs would have an adverse impact on our business, financial condition and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make vibegron less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing, receiving FDA or other regulatory authority approval for or commercializing medicines before we do, which would have an adverse impact on our business and results of operations.

If we are not able to obtain required regulatory approvals, we will not be able to commercialize vibegron, and our ability to generate product revenue will be impaired.

Vibegron and the activities associated with its development and commercialization, including its design, research, testing, manufacture, safety, efficacy, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale and distribution are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by similar regulatory authorities outside the United States. Failure to obtain marketing approval for, and thus commercialize vibegron, could negatively impact our ability to generate any revenue from product sales.

We have not received approval from regulatory authorities to market any product candidate in any jurisdiction, and it is possible that neither vibegron nor any other product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us to commence product sales. Neither we nor Kyorin, nor any future collaborator, is permitted to market any of our product candidates in the United States or any other jurisdiction until we receive regulatory approval of an NDA from the FDA or similar regulatory authorities outside of the United States.

The time required to obtain approval of an NDA by the FDA or similar regulatory authorities outside of the United States is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authority. Prior to submitting an NDA to the FDA or any comparable application to any other foreign regulatory authorities for approval of vibegron, we will need to complete our ongoing Phase 3 EMPOWUR trial of vibegron for the treatment of OAB and receive favorable results from this trial. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.

Securing marketing approvals requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the safety and efficacy of vibegron for the specified indication. We expect to rely on third-party CROs, consultants and personnel from RSI and RSG to assist us in filing and supporting the applications necessary to gain marketing approvals. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Delays or errors in the submission of applications for marketing approval or issues, including those related to gathering the appropriate data and the inspection process, may ultimately delay or affect our ability to obtain regulatory approval, commercialize our product candidates and generate product revenue.

Vibegron may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

Adverse events associated with vibegron in our clinical trials or those of others developing vibegron, including Kyorin in Japan, could cause us, other reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. If an unacceptable frequency or severity of adverse events or new safety signals are reported in our clinical trials for vibegron or any future product candidates, our ability to obtain regulatory approval for such product candidates may be negatively impacted. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Any of these occurrences may harm our business, financial condition and prospects.

If vibegron or any future product candidate is approved and then cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•

regulatory authorities may withdraw their approval of the product or require a REMS (or equivalent outside the United States) to impose restrictions on its distribution or other risk management measures;

•	we may be required to recall a product;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications, or require other labeling changes;

•	we may be required to change the way the product is administered or to conduct additional clinical trials;

•	we may be required to repeat a preclinical study or clinical trial or terminate a program, even if other studies or trials related to the program are ongoing or have been successfully completed;

•	we could be sued and held liable for harm caused to patients;

•	we could elect to discontinue the sale of our product;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing vibegron, if approved, or any other future approved product.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and even if we obtain approval for a product candidate in one country or jurisdiction, we may never obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize our full market potential.

Prior to obtaining approval to commercialize a product candidate in any jurisdiction, we or our collaborators must demonstrate with substantial evidence from well controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for a product candidate are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA does not ensure approval by regulatory authorities in any other country or jurisdiction outside the United States. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation, as well as additional administrative review periods. Seeking regulatory approval could result in difficulties and costs for us and require additional nonclinical studies or clinical trials, which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Even if we obtain regulatory approval for vibegron or any future product candidate, we will still face extensive regulatory requirements and our product may face future development and regulatory difficulties.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising and promotional activities for such product, among other things, will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment of registration and drug listing requirements, continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of drug product samples to physicians, recordkeeping and GCP requirements for any clinical trials that we conduct post-approval. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval or the FDA or other regulatory authorities may require that contraindications, warnings or precautions-including in some cases, a boxed warning be included in the product labeling, which could limit sales of the product.

Regulatory authorities closely regulate the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. Regulatory authorities impose stringent restrictions on manufacturers’ communications regarding off-label use, and if we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act in the United States and other comparable regulations in foreign jurisdictions relating to the promotion of prescription drugs may lead to enforcement actions and investigations by the FDA, Department of Justice, State Attorneys General and other foreign regulatory agencies alleging violations of United States federal and state health care fraud and abuse laws, as well as state consumer protection laws and comparable laws in foreign jurisdictions.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements may yield various results, including:

•	restrictions on the manufacture of such products;

•	restrictions on the labeling or marketing of such products;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials, or any regulatory holds on our clinical trials;

•	requirement of a REMS (or equivalent outside the United States);

•	Warning or Untitled Letters;

•	withdrawal of the products from the market;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of such products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of vibegron or any future product candidate. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained.

For example, certain policies of the current U.S. administration may impact our business and industry. Namely, the current U.S. administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive Orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Even if vibegron or any future product candidates receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

Even if vibegron or any future product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If it does not achieve an adequate level of acceptance, we may not generate significant product revenue or become profitable. The degree of market acceptance of a product candidate, if approved for commercial sale, will depend on a number of factors, including but not limited to:

•	the efficacy and potential advantages compared to alternative treatments;

•	the prevalence and severity of any side effects;

•	the content of the approved product label;

•	product label differentiation from other OAB therapies;

•	the effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	utilization controls imposed by third-party payors, such as prior authorizations and step edits; and

•	any restrictions on the use of our product, if approved, together with other medications.

Because we expect sales of vibegron, if approved, to generate substantially all of our product revenue for the foreseeable future, the failure of vibegron to find market acceptance would harm our business and could require us to seek additional financing.

If we are unable to establish sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we may not be successful in commercializing vibegron or any future product candidate, if approved.

We do not currently have any infrastructure for the sales, marketing, or distribution of any product, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any product that may be approved, we must build our sales, distribution, marketing, managerial and other nontechnical capabilities or make arrangements with third parties to perform these services. To achieve commercial success for any product for which we obtain marketing approval, we will need a sales and marketing organization.

We expect to build a focused sales, distribution and marketing infrastructure to market our product candidate in the United States, if approved. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage geographically dispersed sales and marketing teams. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact its commercialization. For example, if the commercial launch of vibegron, if approved, for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or attain adequate numbers of physicians to prescribe any drugs;

•	the inability to negotiate with payors regarding reimbursement for our products; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of vibegron in certain markets overseas. Therefore, our future success will depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in our products, and that collaborator’s ability to successfully market and sell the product. We intend to pursue collaborative arrangements regarding the sales and marketing of vibegron and potentially any future product candidate, if approved, for certain markets overseas; however, we cannot assure you that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that we depend on third parties for marketing and distribution, any revenue we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

If we are unable to build our own sales force or negotiate a collaborative relationship for the commercialization of vibegron or potentially any future product candidate, we may be forced to delay potential commercialization or reduce the scope of our sales or marketing activities. If we elect to increase our expenditures to fund commercialization activities ourselves, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring vibegron or potentially any future product candidate to market or generate product revenue. We could enter into arrangements with collaborative partners at an earlier stage than otherwise would be ideal and we may be required to relinquish certain rights to vibegron or potentially any future product candidate or otherwise agree to terms unfavorable to us, any of which may have an adverse effect on our business, operating results and prospects.

If we are unable to establish adequate sales, marketing, and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing vibegron or any future product candidate and may not become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

If we obtain approval to commercialize any products outside of the United States, a variety of risks associated with international operations could adversely affect our business.

If vibegron is approved for commercialization outside of the United States, we intend to enter into agreements with third parties to market vibegron in certain jurisdictions in which we have exclusive commercialization rights. We expect that we will be subject to additional risks related to international operations or entering into international business relationships, including:

•	different regulatory requirements for drug approvals and rules governing drug commercialization in foreign countries;

•	reduced or no protection of intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign reimbursement, pricing and insurance regimes;

•	foreign taxes;

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any foreign partners or collaborators not fulfilling their respective regulatory reporting requirements and any foreign regulatory authorities taking actions with respect to such failures, which would be reportable to the FDA;

•	any foreign partners or collaborators not informing us of any new post-marketing safety signals in a timely manner;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential noncompliance with the FCPA, the UK Bribery Act or similar antibribery and anticorruption laws in other jurisdictions;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

We have no prior experience in commercializing any product, and many biopharmaceutical companies have found the process of marketing their products in foreign countries to be very challenging.

Our current and future relationships with investigators, health care professionals, consultants, third-party payors, and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient support, charitable organizations and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws regulate the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell, and distribute our products for which we obtain marketing approval. Such laws include, among others:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation; in addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $74,792 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid;

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the federal false claims laws, including the False Claims Act, which imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly making or causing to be made, a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false or fraudulent statements relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which also impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information on health plans, health care clearing houses, and most providers and their business associates, defined as independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other “transfers of value” made to physicians and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners (covered manufacturers are required to submit reports to the government by the 90th day of each calendar year); and

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analogous state and foreign laws and regulations, such as state antikickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. If our operations are found to be in violation of any of these or any other health regulatory laws that may apply to us, we may be subject to significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs or similar programs in other countries or jurisdictions, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Even the mere issuance of a subpoena or the fact of an investigation alone, regardless of the merit, may result in negative publicity, a drop in our share price and other harm to our business, financial condition and results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

The Patient Protection and Affordable Care Act and future legislative changes may increase the difficulty and cost for us to obtain marketing approval for and commercialize vibegron and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of vibegron, restrict or regulate post-approval activities, and affect our ability to profitably sell any products for which we obtain marketing approval.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the healthcare industry, and impose additional healthcare policy reforms. The law has continued the downward pressure on pharmaceutical pricing, especially under the Medicare program, and increased the industry’s regulatory burdens and operating costs. Among the provisions of the Affordable Care Act of importance to our potential product candidates are the following:

•	an annual, nondeductible fee payable by any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts (increasing to 70% commencing January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries under their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs in certain states;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

We cannot predict the full impact of the Affordable Care Act on pharmaceutical companies, as many of the reforms require the promulgation of detailed regulations implementing the statutory provisions, some of which have not yet fully occurred. For example, in January 2016, the Centers for Medicare and Medicaid Services issued a final rule regarding the Medicaid Drug Rebate Program, effective April 1, 2016, that, among other things, revises the manner in which the “average manufacturer price” is to be calculated by manufacturers participating in the program and implements certain amendments to the Medicaid rebate statute created under the Affordable Care Act. Further, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. We continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, the President of the United States signed into law the Budget Control Act of 2011, which, among other things, included further reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2027 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period in which the government may recover overpayments to providers from three to five years. Further, there have been several recent United States Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the out-of-pocket cost of prescription drugs, and reform government program reimbursement methodologies for drugs.

Moreover, the Drug Supply Chain Security Act, which was enacted in 2012 as part of the Food and Drug Administration Safety and Innovation Act, imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or what the impact of such changes on our business, if any, may be. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidate or additional pricing pressures.

Coverage and adequate reimbursement may not be available for our product candidate, which could make it difficult for us to sell it profitably, if approved.

Market acceptance and sales of any approved product that we develop will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities and private health insurers. In May 2018, we commissioned a third-party market research study to assess how vibegron would be covered, if approved. The research firm interviewed representatives of payors, who are involved with, but not solely responsible for, access and reimbursement decisions. Such interviewees represented payors covering over 80 million U.S. commercial and Medicare Part D lives. The payor representatives interviewed expect that vibegron would be managed at a preferred or non-preferred branded tier, without prior authorization, allowing physicians and patients to make the choice of whether to pay a higher co-pay for a branded product or a lower co-pay for a generic. This market research study has no bearing on the payors, and any assumptions or interpretations based on the results of this study, may ultimately be inaccurate. There is no assurance that vibegron, if approved, would achieve adequate coverage and reimbursement levels.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Third-party payors decide which drugs they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop through approval will be made on a plan-by-plan basis. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and adequate reimbursement for the product. Additionally, a third-party payor’s decision to provide coverage for a drug does not imply that an adequate reimbursement rate will be approved. Each plan determines whether or not it will provide coverage for a drug, what amount it will pay the manufacturer for the drug, on what tier of its formulary the drug will be placed and whether to require step therapy. The position of a drug on a formulary generally determines the co-payment that a patient will need to make to obtain the drug and can strongly influence the adoption of a drug by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Further, from time to time, typically on an annual basis, payment rates are updated and revised by third-party payors. Such updates could impact the demand for our products, to the extent that patients who are prescribed our products, if approved, are not separately reimbursed for the cost of the product. An example of payment updates is the Medicare program updates to physician payments, which is done on an annual basis. In the past, when the application of the formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, ended the use of the statutory formula and provided for a 0.5% annual increase in payment rates under the Medicare Physician Fee Schedule through 2019, but no annual update from 2020 through 2025. MACRA also introduced a merit based incentive bonus program for Medicare physicians beginning in 2019. At this time, it is unclear how the introduction of the merit based incentive program will impact overall physician reimbursement under the Medicare program. Any resulting decrease in payment under the merit based reimbursement system may adversely affect our business, financial condition and prospects. In addition, the Medicare physician fee schedule has been adapted by some private payors into their plan-specific physician payment schedule. We cannot predict how pending and future healthcare legislation will impact our business, and any changes in coverage and reimbursement that further restricts coverage of our product candidates or lowers reimbursement for procedures using our products could harm our business.

The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Even if we do obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, products. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices charged for products. We may also be required to conduct expensive pharmacoeconomic studies to justify the coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage or reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize any product candidates that we develop.

Additionally, there have been a number of legislative and regulatory proposals to change the healthcare system in the United States and in some foreign jurisdictions that could affect our ability to sell any future drugs profitably. There can be no assurance that vibegron, if approved, or any other future product candidate for which we obtain approval, will be considered medically reasonable and necessary, that they will be considered cost-effective by third-party payors, that coverage or an adequate level of reimbursement will be available, or that reimbursement policies and practices in the United States and in foreign countries where our products are sold will not adversely affect our ability to sell our product candidates profitably, if they are approved for sale.

Risks related to our dependence on third parties

We do not have our own manufacturing capabilities and will rely on third parties to produce additional clinical supplies, if needed, and commercial supplies of vibegron and any future product candidates.

We have no experience in drug formulation or manufacturing and do not own or operate, and we do not expect to own or operate, facilities for product manufacturing, storage and distribution or testing. Pursuant to our agreement with Merck, Merck provided us with a supply of vibegron, which we may only utilize in preclinical and clinical work. We expect that the vibegron drug substance transferred to us under our agreement with Merck will be sufficient for us to complete our Phase 3 EMPOWUR trial and our other currently planned clinical trials for the treatment of OAB in men with BPH and IBS-associated pain. We will also rely on third-party manufacturers to supply us with sufficient quantities of vibegron to be used for the commercialization of vibegron, if approved. If we are unable to initiate or continue our relationship with one or more of these third-party contractors, we could experience delays in our development efforts as we locate and qualify new manufacturers. Merck is obligated to reasonably assist us during a specified time-period with a technical transfer of the manufacturing process from Merck to us or our designee for production of vibegron. Although Merck has already transferred the manufacturing process of vibegron to us, we may still need additional assistance during scale-up of vibegron if we experience any setbacks with the manufacturing on the larger scale. If Merck fails to fulfill its continuing obligations under this agreement, if needed, or if we require additional assistance after their obligation to assist us expires, our development of vibegron could be significantly delayed or otherwise adversely affected.

Third-party vendors may be difficult to identify for vibegron process and formulation development and manufacturing due to special capabilities required, and they may not be able to meet our quality standards. Any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMP requirements for manufacture of drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or comparable foreign regulatory authorities do not approve these facilities for the manufacture of our product candidates or if they withdraw any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Further, our reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including:

•	failure of the drug substance transferred from Merck to meet our product specifications and quality requirements;

•	inability to meet our product specifications and quality requirements consistently;

•	delay or inability to procure or expand sufficient manufacturing capacity;

•	manufacturing and product quality issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for scale-up;

•	failure to comply with applicable laws, regulations and standards, including cGMP and similar foreign standards;

•	deficient or improper record-keeping;

•	inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

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reliance on a limited number of sources, and in some cases, single sources for product components, such that if we are unable to secure a sufficient supply of these product components, we will be unable to manufacture and sell vibegron, if approved, or any future product candidate in a timely fashion, in sufficient quantities or under acceptable terms;

•	lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;

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operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier or other regulatory sanctions related to the manufacture of another company’s products;

•	carrier disruptions or increased costs that are beyond our control; and

•	failure to deliver our products under specified storage conditions and in a timely manner.

Any of these events could lead to clinical trial delays, cost overruns, delay or failure to obtain regulatory approval or impact our ability to successfully commercialize our products, as well as potential product liability litigation, product recalls or product withdrawals. Some of these events could be the basis for FDA or other regulatory authority action, including injunction, recall, seizure, or total or partial suspension of production.

We currently rely on a single supplier for the enzyme used to manufacture vibegron, and if we encounter any difficulties in procuring such enzyme, it may harm our business.

Currently, we rely on a single supplier, Codexis, for its proprietary enzyme that we use to manufacture vibegron, and we have agreed to purchase from Codexis all of our requirements for such enzyme for use in our clinical and commercial production of vibegron for the first six years after the first approval in either the United States, Europe or Canada. However, if following the first six years after such approval, if any, we are unable to continue to obtain the proprietary enzyme from Codexis, or make arrangements for an alternative source for such enzyme, we may encounter difficulties or delays in continuing to produce vibegron on a commercial scale.

Furthermore, there can be no assurance that Codexis will be able to meet our commercial needs, if any, for the enzyme used to manufacture vibegron. Any business or economic challenges our supplier faces, including compliance with regulatory authorities, whether in the ordinary course or not, could impair its ability to meet our needs. Accordingly, there is a risk that supplies of our product may be significantly delayed by or may become unavailable as a result of any issues affecting our supplier’s production of its proprietary enzyme.

Changes in methods of product manufacturing or formulation may result in additional costs or delays.

It is common that various aspects of the development program, such as manufacturing methods and formulation, are altered in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our products to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates and generate any revenue.

We are reliant on third parties to conduct, supervise and monitor our clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm our business.

We currently do not have the ability to independently conduct nonclinical studies that comply with Good Laboratory Practice, or GLP, requirements. We also do not currently have the ability to independently conduct any clinical trials. We rely exclusively on CROs and clinical trial sites, which need to comply with GCP, to ensure the proper and timely conduct of our clinical trials, and we have limited influence over their actual performance.

We rely upon CROs to monitor and manage data for our clinical programs, as well as for the execution of nonclinical studies. We control only certain aspects of our CROs’ activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with GLP and GCP regulations and guidelines enforced by the FDA, and are also required by the competent authorities of the member states of the European Economic Area and other comparable foreign regulatory authorities to comply with the International Council for Harmonization guidelines for any of our product candidates that are in nonclinical and clinical development. The regulatory authorities enforce GCP regulations through periodic inspections of trial sponsors, principal investigators and clinical trial sites. Although we rely on CROs to conduct our GLP-compliant nonclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP nonclinical studies and GCP clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. If we or our CROs fail to comply with GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may reject our marketing applications or require us to perform additional clinical trials before approving our marketing applications. Accordingly, if we or our CROs fail to comply with these regulations or other applicable laws, regulations or standards, or fail to recruit a sufficient number of subjects, we may be required to repeat clinical trials, which would delay the relevant regulatory approval process. Failure by our CROs to properly execute study protocols in accordance with applicable law could also create product liability and healthcare regulatory risks for us as sponsors of those studies.

While we will have agreements governing their activities, our CROs are not our employees, and we will not control whether or not they devote sufficient time and resources to our future clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities, which could harm our competitive position. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret and intellectual property protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our (or their own) clinical protocols or regulatory requirements or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize any product candidate that we develop. As a result, our financial results and the commercial prospects for any product candidate that we develop could be harmed, our costs could increase and our ability to generate revenue could be delayed.

If our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms or in a timely manner. Switching or adding additional CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can adversely impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on our business, financial condition and prospects.

Risks related to our intellectual property

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely, and will continue to rely, upon a combination of patents, trademarks, trade secret protection and confidentiality agreements with employees, consultants, collaborators, advisors and other third parties to protect the intellectual property related to our current and future drug development programs and product candidates. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to vibegron and any future product candidates. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our current and future drug development programs and product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own or in-license may fail to result in issued patents with claims that cover vibegron or any future product candidates in the United States or in other foreign countries. We may also inadvertently make statements to regulatory agencies during the regulatory approval process that may be inconsistent with positions that have been taken during prosecution of our patents, which may result in such patents being narrowed, invalidated or held unenforceable.

The patents and patent applications that we own or in-license may fail to result in issued patents with claims that protect vibegron or any future product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application, or be used to invalidate a patent. The examination process may require us to narrow our claims, which may limit the scope of patent protection that we may obtain. Even if patents do successfully issue based on our patent applications, and even if such patents cover vibegron, uses of vibegron, or other aspects related to vibegron or any future product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us in the future could deprive us of rights necessary for the successful commercialization of vibegron and any future product candidates, if approved. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

If the patent applications we hold or have in-licensed with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for vibegron or any future product candidate, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, future drugs. Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any such outcome could have an adverse effect on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act made a number of significant changes to United States patent laws. These include provisions that affect the way patent applications are prosecuted and challenged at the U.S. Patent and Trademark Office, or the USPTO, and may also affect patent litigation. The USPTO has developed and continues to develop new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act, subsequent rulemaking, and judicial interpretation of the Leahy-Smith Act and regulations will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business and financial condition.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain protection under the Hatch-Waxman Amendments by extending the patent term and obtaining data exclusivity for our drug candidates, our business may be harmed.

Our commercial success will largely depend on our ability to obtain and maintain patent and other intellectual property in the United States and other countries with respect to our proprietary technology, drug candidates and our target indications. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting our drug candidates might expire before or shortly after such candidates begin to be commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents.

Depending upon the timing, duration and specifics of FDA marketing approval of our drug candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent as compensation for patent term lost during development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). This extension is limited to only one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time-period or the scope of patent protection afforded could be less than we request.

If we are unable to extend the expiration date of our existing patents or obtain new patents with longer expiry dates, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to obtain approval of competing products following our patent expiration and launch their product earlier than might otherwise be the case.

The validity, scope and enforceability of any patents listed in the Orange Book that cover our product candidates can be challenged by third parties.

If one of our product candidates is approved by the FDA, one or more third parties may challenge the current patents, or patents that may issue in the future, within our portfolio, including those covering vibegron, which could result in the invalidation of, or render unenforceable, some or all of the relevant patent claims or a finding of non-infringement. For example, if a third party files an Abbreviated New Drug Application, or ANDA, for a generic drug containing vibegron, and relies in whole or in part on studies conducted by or for us, the third party will be required to certify to the FDA that either: (1) there is no patent information listed in the FDA’s Orange Book with respect to our NDA for the applicable approved drug candidate; (2) the patents listed in the Orange Book have expired; (3) the listed patents have not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patents are invalid or will not be infringed by the manufacture, use or sale of the third party’s generic drug. A certification that the new drug will not infringe the Orange Book-listed patents for the applicable approved drug candidate, or that such patents are invalid, is called a paragraph IV certification. If the third party submits a paragraph IV certification to the FDA, a notice of the paragraph IV certification must also be sent to us once the third party’s ANDA is accepted for filing by the FDA. We may then initiate a lawsuit to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving the third party’s ANDA until the earliest of 30 months or the date on which the patent expires, the lawsuit is settled, or the court reaches a decision in the infringement lawsuit in favor of the third party. If we do not file a patent infringement lawsuit within the required 45-day period, the third party’s ANDA will not be subject to the 30-month stay of FDA approval.

Moreover, a third party may challenge the current patents, or patents that may issue in the future, within our portfolio, including those covering vibegron, which could result in the invalidation of some or all of the patents that might otherwise be eligible for listing in the Orange Book for one of our products. If a third party successfully challenges all of the patents that might otherwise be eligible for listing in the Orange Book for one of our products, we will not be entitled to the 30-month stay of FDA approval upon the filing of an ANDA for a generic drug containing, for example, vibegron, and relies in whole or in part on studies conducted by or for us.

Litigation or other proceedings to enforce or defend intellectual property rights are often very complex in nature, may be very expensive and time-consuming, may divert our management’s attention from our core business, and may result in unfavorable results that could limit our ability to prevent third parties from competing with our drug candidates.

If we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our product candidate.

We have licensed certain intellectual property rights covering our current product candidate from Merck. If, for any reason, our license agreement with Merck is terminated or we otherwise lose those rights, it could adversely affect our business. Our license agreement with Merck imposes, and any future collaboration agreements or license agreements we enter into are likely to impose various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology, or having to negotiate new or reinstated licenses on less favorable terms, or enable a competitor to gain access to the licensed technology.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering vibegron or any future product candidate, our competitors might be able to enter the market, which would have an adverse effect on our business.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development of our product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our drug candidates, in which case we would be required to obtain a license from these third parties on commercially reasonable terms, or our business could be harmed.

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we in-license, and any failure by us or our licensors to obtain, maintain, defend and enforce these rights could have an adverse effect on our business. In some cases we may not have control over the prosecution, maintenance or enforcement of the patents that we license, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and our licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.

Third-party claims or litigation alleging infringement of patents or other proprietary rights, or seeking to invalidate patents or other proprietary rights, may delay or prevent the development and commercialization of vibegron and any future product candidate.

Our commercial success depends in part on our avoiding infringement and other violations of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our product candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties. Third parties may assert that we are infringing their patents or employing their proprietary technology without authorization. We have conducted searches for information in support of patent protection and otherwise evaluating the patent landscape for vibegron, and based on these searches and evaluations to date, we do not believe that there are valid patents that contain granted claims that could be asserted with respect to vibegron. However, we may be incorrect.

There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patent was to be held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all. In addition, we may be subject to claims that we are infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement or other intellectual property claim against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We cannot provide any assurances that third-party patents do not exist which might be enforced against our drugs or product candidates, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation to third parties.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

We may not be able to detect or prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common shares.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our shareholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Changes in United States patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

The United States has recently enacted and implemented wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

The United States federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights”. March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.

We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Filing, prosecuting and defending patents covering vibegron and any future product candidate throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Many countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we expect to rely on third parties to manufacture vibegron and any future product candidates, and we expect to continue to collaborate with third parties on the development of vibegron and any future product candidates, we must, at times, share trade secrets with them. We also conduct joint research and development programs that may require us to share trade secrets under the terms of our collaboration or similar agreements. For example, under our collaboration agreement with Kyorin, we are obligated to share with Kyorin certain information relating to the development of vibegron including reports from nonclinical studies and clinical trials. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Further, adequate remedies may not exist in the event of unauthorized use or disclosure. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Policing unauthorized use of our or our licensors’ intellectual property is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use. Moreover, enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we or our licensors fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we and our licensors are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials and internal research programs, or in-license needed technology or other product candidates. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us commercialize our product candidates, if approved.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for vibegron or any future product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Any trademarks we have obtained or may obtain may be infringed or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish any of our drug candidates that are approved for marketing from the products of our competitors. Once we select new trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose or attempt to cancel our trademark applications or trademarks, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our drugs, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks. If we attempt to enforce our trademarks and assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make formulations or compositions that are the same as or similar to our product candidates, but that are not covered by the claims of the patents that we own;

•	others may be able to make product that is similar to product candidates we intend to commercialize that is not covered by the patents that we exclusively licensed and have the right to enforce;

•	we, our licensor or any collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own;

•	we or our licensor might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges; and

•

our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and we may not develop additional proprietary technologies that are patentable.

Risks related to this offering and our common shares

No public market for our common shares currently exists, and a public market may not develop or be liquid enough for you to sell your shares quickly or at market price.

Prior to this offering, there has not been a public market for our common shares. If an active trading market for our common shares does not develop following this offering, you may not be able to sell your shares quickly or at the market price. An inactive market may also impair our ability to raise capital to continue to fund operations by selling common shares and may impair our ability to acquire other companies or technologies by using our common shares as consideration. The initial public offering price of our common shares has been determined by negotiations between us and representatives of the underwriters, and it may not be indicative of the market prices of our common shares that will prevail in the trading market.

In addition, our common shares are held by a relatively small number of holders. Our officers and directors have the potential to acquire shares through any equity awards granted to them, subject to vesting conditions. Consequently, our common shares may have a limited public float and low average daily trading volume, which could affect a holder’s ability to sell common shares or the price at which they can be sold. In addition, future sales of substantial amounts of our common shares in the public market by those larger holders, or the perception that these sales could occur, may adversely impact the market price of our common shares and our shares could be difficult for a holder to liquidate.

The market price of our common shares is likely to be highly volatile, and you may lose some or all of your investment.

The market price of our common shares is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

•	any delay in the commencement, enrollment and ultimate completion of our clinical trials;

•	results of clinical trials of vibegron or those of our competitors;

•

any delay in filing an NDA or similar application for vibegron and any adverse development or perceived adverse development with respect to the FDA or other regulatory authority’s review of that NDA or similar application, as the case may be;

•	failure to successfully develop and commercialize vibegron or any future product candidate;

•	inability to obtain additional funding;

•	regulatory or legal developments in the United States or other countries or jurisdictions applicable to vibegron or any future product candidate;

•	adverse regulatory decisions;

•	changes in the structure of healthcare payment systems;

•	inability to obtain adequate product supply for vibegron or any future product candidate, or the inability to do so at acceptable prices;

•	introduction of new products, services or technologies by our competitors;

•	failure to meet or exceed financial projections we provide to the public;

•	failure to meet or exceed the estimates and projections of the investment community;

•	changes in the market valuations of similar companies;

•	market conditions in the pharmaceutical and biotechnology sectors and the issuance of new or changed securities analysts’ reports or recommendations;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	variations in our financial results or the financial results of companies that are perceived to be similar to us;

•	changes in estimates of financial results or investment recommendations by securities analysts;

•

significant lawsuits, including patent or shareholder litigation and disputes or other developments relating to our proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	short sales of our common shares;

•	sales of a substantial number of shares of our common shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares;

•	sales or purchases of our common shares by our Section 16 officers;

•	sales of our common shares by us or our shareholders in the future;

•	negative coverage in the media or analyst reports, whether accurate or not;

•	issuance of subpoenas or investigative demands, or the public fact of an investigation by a government agency, whether meritorious or not;

•	size of our public float;

•	trading liquidity of our common shares;

•	investors’ general perception of our company and our business;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk factors” section.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our common shares, regardless of our actual operating performance. The market price of our common shares may decline below the initial public offering price, and you may lose some or all of your investment.

Volatility in our share price could subject us to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We will be a “controlled company” within the meaning of the applicable Nasdaq listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon the closing of this offering, RSL will continue to control a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” In addition, for so long as the RSL designated directors control all matters presented to our board of directors for a vote, we will be a “controlled company.” For so long as we remain a “controlled company,” we may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of the board of directors consists of independent directors;

•	for an annual performance evaluation of the nominating and corporate governance and compensation committees;

•	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

We intend to use these exemptions upon the closing of this offering and we may continue to use all or some of these exemptions in the future. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

RSL will continue to own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

RSL is currently our sole shareholder, and after this offering is completed, we will continue to be controlled by RSL. Upon the closing of this offering, RSL will beneficially own approximately    % of the voting power of our outstanding common shares, or approximately    % if the underwriters exercise their option to purchase additional common shares in full. Therefore, even after this offering, RSL will have the ability to substantially influence us and exert significant control through this ownership position. For example, RSL and its shareholders may be able to control elections of directors, issuance of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. RSL’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. Further, RSL is a privately held company whose ownership and governance structure is not transparent to our other shareholders. There may be changes to the management or ownership of RSL that could impact RSL’s interests in a way that may not coincide with our corporate interests or the interests of other shareholders. So long as RSL continues to own a significant amount of our equity, it will continue to be able to strongly influence and effectively control our decisions.

RSL will have the right to appoint two directors to our board of directors, each of whom will have three votes.

RSL will be entitled to appoint two directors to our board of directors, each of whom will have three votes on all matters presented to the board of directors. All other directors will have one vote on all matters presented to the board of directors. While the directors appointed by RSL will be obligated to act in accordance with their fiduciary duty, they may have equity or other interests in RSL and, accordingly, their interests may be aligned with RSL’s interests, which may not always coincide with our corporate interests or the interests of our other shareholders. Upon the closing of this offering, the two directors appointed by RSL will be able to determine the outcome of all matters presented to the board of directors.

Our organizational and ownership structure may create significant conflicts of interests.

Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us and minority holders of our common shares, on the one hand, and RSL and its shareholders, on the other hand. Certain of our directors and employees have equity interests in RSL and, accordingly, their interests may be aligned with RSL’s interests, which may not always coincide with our corporate interests or the interests of our other shareholders. Further, our other shareholders may not have visibility into the RSL ownership of any of our directors or officers, which may change at any time through acquisition, disposition, dilution, or otherwise. Any change in our directors’ or officers’ RSL ownership could impact the interests of those holders.

In addition, we are party to certain related party agreements with RSL, RSI and RSG. These entities and their shareholders, including certain of our directors and employees, may have interests which differ from our interests or those of the minority holders of our common shares. Any material transaction between us and RSL, RSI, RSG or any other subsidiary of RSL is subject to our related party transaction policy, which requires prior approval of such transaction by our audit committee. To the extent we fail to appropriately deal with any such conflicts of interests, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have an adverse effect on our business, financial condition, results of operations, and cash flows.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our common shares or change their opinion of our common shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common shares would be your sole source of gain on an investment in our common shares for the foreseeable future. Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares and make other payments. See the section titled “Dividend policy” for additional information.

Our management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and our shareholders will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Future sales of our common shares may depress our share price.

After this offering, based on the 75,000,000 common shares outstanding as of March 31, 2018, there will be                common shares outstanding, assuming no exercise by the underwriters of their option to purchase additional common shares. Sales of a substantial number of our common shares in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. Of our issued and outstanding common shares, all of the shares sold in this offering will be freely transferable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining 75,000,000 common shares outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for 180 days after the date of this prospectus. See the section titled “Underwriting—Lock-up agreements” for a more detailed description of the lock-up period.

We intend to file a registration statement on Form S-8 under the Securities Act to register the total number of our common shares that may be issued under our equity incentive plans. See the section titled “Shares eligible for future sale—Form S-8 registration statements” for a more detailed description of the common shares that will be available for future sale upon the registration and issuance of such common shares, subject to any applicable vesting or lock-up period or other restrictions provided under the terms of the applicable plan or the option agreements entered into with the option holders. Sales of these common shares have an adverse effect on the trading price of our common shares. In addition, in the future we may issue common shares or other securities if we need to raise additional capital. The number of our new common shares issued in connection with raising additional capital could constitute a material portion of our then outstanding common shares.

If you purchase our common shares in this offering, you will incur immediate and substantial dilution in the book value of your common shares.

The initial public offering price of our common shares is substantially higher than the pro forma as adjusted net tangible book value per common share of our common shares. Therefore, if you purchase our common shares in this offering, you will pay a price per common share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Based on the initial public offering price of $                 per common share, you will experience immediate dilution of $                per common share, representing the difference between our pro forma as adjusted net tangible book value per common share, after giving effect to this offering, and the initial public offering price. Further, the future exercise of any options to purchase our common shares will cause you to experience additional dilution. See the section titled “Dilution” for additional information.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, or the Sarbanes Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. If, notwithstanding our efforts to comply with new or changing laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. Further, failure to comply with these laws, regulations and standards may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members to serve on our board of directors or committees or as members of senior management. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common shares.

We will be required, pursuant to Section 404 of the Sarbanes Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning April 1, 2019. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company, as defined in the JOBS Act. At such time as we are required to obtain auditor attestation, if we then have a material weakness, we would receive an adverse opinion regarding our internal control over financial reporting from our independent registered public accounting firm. We will be required to disclose significant changes made in our internal controls procedures on a quarterly basis.

We are beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial legal, accounting and other compliance expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and finance staff and consultants with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain effective internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal controls over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal controls over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also negatively impact our ability to access to the capital markets.

In addition, effective disclosure controls and procedures enable us to make timely and accurate disclosure of financial and non-financial information that we are required to disclose. As a public company, if our disclosure controls and procedures are ineffective, we may be unable to report our financial results or make other disclosures accurately on a timely basis, which could cause our reported financial results or other disclosures to be materially misstated and result in the loss of investor confidence and cause the market price of our common shares to decline.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the date (a) March 31, 2024, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that are held by non-affiliates exceeds $700 million as of the prior September 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in another jurisdiction. It may be difficult for investors to enforce in the U.S. judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. See “Enforcement of civil liabilities under U.S. federal securities laws” for additional information.

Bermuda law differs from the laws in effect in the United States and may afford less protection to our shareholders.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act 1981, as amended, or the Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Shareholder class actions are not available under Bermuda law. The circumstances in which shareholder derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than those who actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

There are regulatory limitations on the ownership and transfer of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. However, the Bermuda Monetary Authority has, pursuant to its statement of June 1, 2005, given its general permission under the Exchange Control Act 1972 and related regulations for the issue and free transfer of our common shares to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed on an appointed stock exchange, which includes Nasdaq. Additionally, we have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer. The general permission or the specific permission would cease to apply if we were to cease to be listed on Nasdaq or another appointed stock exchange.

Our amended and restated bye-laws enable our board of directors to issue preference shares, which may discourage a change of control.

Our amended and restated bye-laws contain provisions that enable our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval.

This could discourage, delay or prevent a transaction involving a change in control of our company and may prevent our shareholders from receiving the benefit from any premium to the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of this provision may adversely affect the prevailing market price of our common shares if it is viewed as discouraging takeover attempts in the future.

We may become subject to unanticipated tax liabilities and higher effective tax rates.

We are incorporated under the laws of Bermuda, where we are not subject to any income or withholding taxes. We are centrally managed and controlled in the United Kingdom, and, under current U.K. tax law, a company which is centrally managed and controlled in the United Kingdom is regarded as resident in the United Kingdom for taxation purposes. Accordingly, we expect to be subject to U.K. taxation on our income and gains, except where an exemption applies. We may be treated as a dual resident company for U.K. tax purposes. As a result, our right to claim certain reliefs from U.K. tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on our right to claim U.K. tax reliefs. We may also become subject to income, withholding or other taxes in certain jurisdictions by reason of our activities and operations, and it is also possible that taxing authorities in any such jurisdictions could assert that we are subject to greater taxation than we currently anticipate. Any such additional tax liability could adversely affect our results of operations. For example, our wholly owned subsidiary, USG, is the principal operating company for conducting our business and the entity that holds our intellectual property rights in vibegron. The establishment of this Swiss entity as our principal operating company and the acquisition of our intellectual property rights by this entity may result in a higher overall effective tax rate.

The intended tax effects of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

We and RSL, our sole shareholder, are incorporated under the laws of Bermuda. We currently have subsidiaries in the United Kingdom, Switzerland and the United States. If we succeed in growing our business, we expect to conduct increased operations through our subsidiaries in various countries and tax jurisdictions, in part through intercompany service agreements between us, our parent company and our subsidiaries. In that case, our corporate structure and intercompany transactions, including the manner in which we develop and use our intellectual property, will be organized so that we can achieve our business objectives in a tax-efficient manner and in compliance with applicable transfer pricing rules and regulations. If two or more affiliated companies are located in different countries or tax jurisdictions, the tax laws and regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation be maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we intend to operate in numerous countries and taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, on December 22, 2017, an “Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018,” commonly known as the Tax Cuts and Jobs Act, was enacted, which introduced a comprehensive set of tax reforms. We continue to assess the impact of such tax reform legislation on our business and may determine that changes to our structure, practice or tax positions are necessary in light of the Tax Cuts and Jobs Act. Certain impacts of this legislation have been taken into account, including the reduction of the U.S. corporate income tax rate from the previous 35% to 21%. The Tax Cuts and Jobs Act in conjunction with the tax laws of other jurisdictions in which we operate, however, may require consideration of changes to our structure and the manner in which we conduct our business. Such changes may nevertheless be ineffective in avoiding an increase in our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, potentially resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Changes in our effective tax rate may reduce our net income in future periods.

Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in Europe (including the United Kingdom and Switzerland), the United States, Bermuda and other jurisdictions as well as being affected by certain changes currently proposed by the Organisation for Economic Co-operation and Development and their action plan on Base Erosion and Profit Shifting. Such changes may become more likely as a result of recent economic trends in the jurisdictions in which we operate, particularly if such trends continue. If such a situation was to arise, it could adversely impact our tax position and our effective tax rate. Failure to manage the risks associated with such changes, or misinterpretation of the laws providing such changes, could result in costly audits, interest, penalties and reputational damage, which could adversely affect our business, results of our operations and our financial condition.

Our actual effective tax rate may vary from our expectation and that variance may be material. A number of factors may increase our future effective tax rates, including: (1) the jurisdictions in which profits are determined to be earned and taxed; (2) the resolution of issues arising from any future tax audits with various tax authorities; (3) changes in the valuation of our deferred tax assets and liabilities; (4) increases in expenses not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions; (5) changes in the taxation of share-based compensation; (6) changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and (7) challenges to the transfer pricing policies related to our structure.

U.S. holders that own 10% or more of the vote or value of our common shares may suffer adverse tax consequences because we and/or any of our non-U.S. subsidiaries are expected to be characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders (U.S. persons who own stock representing 10% or more of the vote or, for taxable years of non-U.S. corporations beginning after December 31, 2017 and for taxable years of shareholders with or within which such taxable years of non-U.S. corporations end, 10% or more of the value) on any day during the taxable year of such non-U.S. corporation. Certain United States shareholders of a CFC generally are required to include currently in gross income such shareholders’ share of the CFC’s “Subpart F income,” a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and a portion of the CFC’s “global intangible low-taxed income” (as defined under Section 951A of the Code). Such United States shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. “Global intangible low-taxed income” may include most of the remainder of a CFC’s income over a deemed return on its tangible assets.

As a result of certain changes in the U.S. tax law introduced by the Tax Cuts and Jobs Act, we believe that we and our non-U.S. subsidiaries were classified as CFCs in the current taxable year prior to this offering. For U.S.

holders who hold 10% or more of the vote or value of our common shares, this may result in adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder’s share of our accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such U.S. holder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation. If you are a U.S. holder who holds 10% or more of the vote or value of our common shares, you should consult your own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our common shares and the impact of the Tax Cuts and Jobs Act, especially the changes to the rules relating to CFCs.

U.S. holders of our common shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Additionally, a look-through rule generally applies with respect to 25% or more owned subsidiaries. If we are characterized as a PFIC, U.S. holders of our common shares may suffer adverse tax consequences, including having gains realized on the sale of our common shares treated as ordinary income, rather than capital gain, the loss of the preferential tax rate applicable to dividends received on our common shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of our common shares. In addition, special information reporting may be required. See the section titled “Material Bermuda, U.K. and U.S. federal income tax considerations—U.S. federal income tax consequences for U.S. holders—Passive foreign investment company.”

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares, which may be volatile. If we are a CFC and not publicly traded throughout the relevant taxable year, however, the test may be applied based on the adjusted basis of our assets. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business and whether we earn primarily passive income (such as interest income) in the current taxable year or future taxable years. We believe that we were classified as a CFC prior to this offering in the current taxable year beginning on April 1, 2018. Based on this belief, and the current and expected adjusted basis of our assets, we may be classified as a PFIC with respect to the current taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for our current or future taxable years. We will determine whether we were a PFIC or not for each taxable year and make such determination available to U.S. holders.

The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. At this time, we do not expect to provide U.S. shareholders with the information necessary for a U.S. holder to make a QEF election. Prospective investors should assume that a QEF election will not be available.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	the progress, timing, costs and results of our international Phase 3 EMPOWUR trial for vibegron in patients with OAB;

•	the potential advantages and differentiated profile of vibegron compared to existing therapies for OAB;

•

the timing, costs and results of our proposed Phase 3 clinical trial for vibegron for the treatment of OAB in men with BPH and our proposed Phase 2a clinical trial for vibegron in patients with IBS-associated pain;

•	our ability to successfully commercialize vibegron, if approved;

•	the rate and degree of market acceptance of vibegron, if approved;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectation that the net proceeds from this offering will be sufficient to enable us to complete ;

•	our ability to maintain intellectual property protection for vibegron;

•	our ability to identify, acquire or in-license and develop new product candidates;

•	our ability to identify, recruit and retain key personnel;

•	our use of proceeds from this offering;

•	our financial performance; and

•	developments and projections relating to our competitors or our industry.

You should refer to the section titled “Risk factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Industry and market data

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of management’s estimates presented herein are based upon management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Use of proceeds

We estimate that the net proceeds from our issuance and sale of common shares in this offering will be approximately $                million, or approximately $                million if the underwriters exercise their option to purchase additional common shares in full, based upon an assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of common shares we are offering. Each increase or decrease of 1.0 million in the number of common shares we are offering at the assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering for the following purposes:

•	approximately $ million to $ million to fund our international Phase 3 EMPOWUR trial for vibegron in patients with OAB;

•

approximately $                million to $                million to advance both our planned Phase 3 clinical trial for vibegron for the treatment of OAB in men with BPH and our planned Phase 2a clinical trial for vibegron in patients with IBS-associated pain; and

•	the remainder to fund working capital and general corporate purposes, which may include research and development of vibegron for other indications.

We believe that the net proceeds from this offering, together with our existing cash, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through                 . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. Even with the net proceeds from this offering, we will require additional capital to complete the development and potential commercialization of vibegron in each of the indications set forth above. Until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, strategic alliances and license and development agreements or other collaborations.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from preclinical studies and clinical trials, as well as any collaborations that we may enter into with third parties, and any unforeseen cash needs.

We believe opportunities may exist from time to time to expand our current business through the acquisition or in-license of complementary product candidates. While we have no current agreements or commitments for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. We may choose to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

Dividend policy

We have never declared or paid any dividends on our common shares. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, pursuant to Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of section 54 of the Bermuda Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our amended and restated bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

Capitalization

The following table sets forth our cash and capitalization as of March 31, 2018 on an:

•	actual basis; and

•

as adjusted basis to give effect to the issuance and sale of common shares in this offering at an assumed initial public offering price of $            per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and offering expenses payable by us.

The following information is illustrative only of our capitalization following the closing of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections titled “Use of proceeds,” “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2018
	Actual	As adjusted(1)
Cash	$7,193,962	$

Shareholder’s equity:
Common shares, $0.00001 par value per share; 1,000,000,000 shares authorized, 75,000,000 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	$750	$
Common shares subscribed	(750)
Shareholder receivable	(1,310,000)
Accumulated other comprehensive income	7,014
Additional paid-in capital	72,562,119
Accumulated deficit	(64,185,148)

Total shareholder’s equity	7,073,985

Total capitalization	$7,073,985	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease the pro forma as adjusted amount of each of cash, additional paid-in capital, total shareholder’s equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of 1.0 million in the number of common shares we are offering at the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions, would increase or decrease each of cash, additional paid-in capital, total shareholder’s equity and total capitalization on a pro forma as adjusted basis by approximately $ million.

The number of common shares outstanding in the table above excludes:

•

6,508,750 common shares issuable upon the exercise of stock options outstanding as of March 31, 2018, with a weighted-average exercise price of $1.02 per share, plus 2,756,500 common shares issuable upon the exercise of stock options granted subsequent to March 31, 2018, with a weighted-average exercise price of $1.91 per share;

•

991,250 common shares reserved for future issuance under our 2017 Equity Incentive Plan, as amended, as of March 31, 2018, plus an additional 4,000,000 common shares reserved for future issuance under this plan subsequent to March 31, 2018, as well as any automatic increases in the number of common shares reserved for future issuance under this plan; and

•

                 common shares reserved for future issuance under our 2018 Employee Share Purchase plan, which will become effective once the registration statement, of which this prospectus forms a part, is declared effective, as well as any automatic increases in the number of common shares reserved for issuance under this plan.

Dilution

If you invest in our common shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the as adjusted net tangible book value per common share of our common shares immediately after this offering. Net tangible book value per common share is determined by dividing our total tangible assets less total liabilities by the number of outstanding common shares.

As of March 31, 2018, we had a net tangible book value of $7.1 million, or $0.09 per common share.

After giving effect to the issuance and sale of common shares in this offering at an assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2018 would have been $                 million, or $                per common share. This represents an immediate increase in the as adjusted net tangible book value of $                per common share to our existing shareholder, and an immediate dilution in the as adjusted net tangible book value of $                per common share to investors purchasing our common shares in this offering. The following table illustrates this per common share dilution:

Assumed initial public offering price per common share		$
Net tangible book value per common share as of March 31, 2018	$0.09
Increase in net tangible book value per common share attributable to new investors participating in this offering

As adjusted net tangible book value per common share after this offering

Dilution per common share to investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value as of March 31, 2018 by $                per common share, and would increase (decrease) dilution to investors in this offering by $                per common share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each increase of 1.0 million in the number of common shares offered by us would increase our as adjusted net tangible book value per common share after this offering by $                per common share and decrease the dilution to new investors by $                per common share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions. A decrease of 1.0 million in the number of common shares offered by us would decrease our as adjusted net tangible book value per common share after this offering by $                per common share and increase the dilution to new investors by $                per common share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase an additional                common shares in this offering, the as adjusted net tangible book value per common share after the offering would be $                per common share, the increase in the as adjusted net tangible book value per common share to our existing shareholder would be $                per common share and the dilution to new investors purchasing common shares in this offering would be $                per common share.

The following table sets forth as of March 31, 2018, on the as adjusted basis described above, the differences between the number of common shares purchased from us, the total consideration paid and the weighted-average price per common share paid by our existing shareholder and by investors purchasing our common shares in this offering at an assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page on this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per common share
	Number	Percent	Amount	Percent
Existing shareholder		%	$	%	$
New investors

Total		100%	$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $     per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $                 million, and increase or decrease the percent of total consideration paid by new investors by less than a quarter of a percentage point, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table and discussion above exclude:

•

6,508,750 common shares issuable upon the exercise of stock options outstanding as of March 31, 2018, with a weighted-average exercise price of $1.02 per share, plus 2,756,500 common shares issuable upon the exercise of stock options granted subsequent to March 31, 2018, with a weighted-average exercise price of $1.91 per share;

•

991,250 common shares reserved for future issuance under our 2017 Equity Incentive Plan, as amended, as of March 31, 2018, plus an additional 4,000,000 common shares reserved for future issuance under this plan subsequent to March 31, 2018, as well as any automatic increases in the number of common shares reserved for future issuance under this plan; and

•

                 common shares reserved for future issuance under our 2018 Employee Share Purchase Plan, which will become effective once the registration statement, of which this prospectus forms a part, is declared effective, as well as any automatic increases in the number of common shares reserved for issuance under this plan.

To the extent any additional options are issued under our equity incentive plan, or we issue additional common shares in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

Selected consolidated financial data

The following tables set forth our selected consolidated statement of operations data for the periods indicated. We derived the consolidated statement of operations data for the years ended March 31, 2017 and 2018 and our consolidated balance sheet data as of March 31, 2017 and 2018 from our audited consolidated financial statements appearing elsewhere in this prospectus. The data should be read together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. Our fiscal year ends on March 31.

	Year ended March 31,
	2017	2018

Consolidated statement of operations data:
Operating expenses:
Research and development	$26,047,370	$32,359,078
General and administrative	1,016,166	4,639,900

Total operating expenses	27,063,536	36,998,978
Other income (expense)	93,454	(37,467)

Loss before provision for income taxes	(26,970,082)	(37,036,445)
Provision for income taxes	—	37,229

Net loss	$(26,970,082)	$(37,073,674)

Net loss per common share—basic and diluted(1)	$(2.70)	$(0.58)

Weighted-average common shares outstanding—basic and diluted(1)	10,000,000	64,136,986

(1) See Note 2[L] to our consolidated financial statements for an explanation of the method used to compute basic and diluted net loss per common share.
	As of March 31,
	2017	2018

Consolidated balance sheet data:
Cash	$4,767,471	$7,193,962
Total assets	4,776,099	12,983,456
Total liabilities	866,402	5,909,471
Accumulated deficit	(27,111,474)	(64,185,148)
Total shareholder’s equity	3,909,697	7,073,985

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our fiscal year ends on March 31.

Overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for urologic conditions. Our product candidate, vibegron, is an oral, once-daily, small molecule that, based on in vitro data, is a potent and highly selective beta-3 agonist. We are currently evaluating vibegron in our 1,400 patient, international pivotal Phase 3 clinical trial for the treatment of OAB. We expect to report top-line results from this clinical trial in the first or second quarter of 2019 and, if the results are positive, we plan to submit an NDA to the FDA by early 2020. OAB is a highly prevalent condition, with more than 30 million Americans over the age of 40 suffering from bothersome symptoms. In large, randomized, placebo-controlled, international Phase 2b and Japanese Phase 3 clinical trials in a total of over 2,600 OAB patients, vibegron 50 mg and 100 mg met all primary and secondary efficacy endpoints compared to placebo at week 8 and week 12, respectively. Our ongoing Phase 3 clinical trial has a design similar to these clinical trials. We believe vibegron, if successful in meeting the efficacy endpoints in our pivotal Phase 3 EMPOWUR trial, and if approved by the FDA, may offer a differentiated profile compared to current OAB therapies, including the potential for broader efficacy claims if the FDA approves the inclusion of urgency data, rapid onset of action data, and a single convenient once-daily dose in the label. Vibegron has been well tolerated in all clinical trials to date, has not been associated with clinically relevant drug-drug interactions, such as the inhibition of CYP2D6, and has not demonstrated a QTc signal at any of the human doses tested. In addition to OAB, we are developing vibegron for two potential additional indications, the treatment of OAB in men with BPH and the treatment of IBS-associated pain. By the end of 2018, we expect to commence a Phase 3 clinical trial for OAB in men with BPH and a Phase 2a clinical trial for IBS-associated pain. We intend to continue to expand our pipeline with the goal of creating a leading urology company by developing, commercializing and acquiring innovative therapies.

We were incorporated in January 2016, and our operations to date have been limited to organizing and staffing our company, acquiring the rights to vibegron, and initiating our pivotal Phase 3 EMPOWUR trial of vibegron in patients with OAB. We have not generated any revenue and have incurred significant operating losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of vibegron and any future product candidates. For the years ended March 31, 2017 and 2018, we recorded a net loss of $27.0 million and $37.1 million, respectively. As of March 31, 2017 and 2018, we had an accumulated deficit of $27.1 million and $64.2 million, respectively. These factors raise substantial doubt about our ability to continue as a going concern.

Our operations are supported by our affiliates, RSI and RSG, each a wholly owned subsidiary of our parent company, RSL. RSI provides us with certain administrative, financial and research and development services, and RSG provides us with services in relation to the identification of potential product candidates, assistance with clinical trials and other development, administrative and financial activities, in each case, pursuant to the

Services Agreements. Under the terms of the Services Agreements, we are obligated to pay or reimburse RSI and RSG for the costs they, or third parties acting on their behalf, incur in providing services to us. In addition, we are obligated to pay to RSI and RSG a pre-determined markup on costs incurred by them in connection with any general and administrative and support services as well as research and development services. Following the closing of this offering, we expect that our reliance on RSI and RSG will decrease over time as we continue to hire the necessary personnel to manage the development and potential commercialization of vibegron and any future product candidates. See the section titled “Certain relationships and related party transactions—Affiliate services agreements” for additional information.

License and collaboration agreements

We received an exclusive license to develop, manufacture and commercialize vibegron worldwide, excluding Japan and certain other Asian territories, pursuant to our license agreement with Merck, which we entered into in February 2017. Pursuant to this agreement, we made an upfront payment of $25.0 million to Merck during the year ended March 31, 2017. Additionally, we agreed to pay Merck up to an aggregate of $44.0 million upon the achievement of certain regulatory milestone events and up to an aggregate of $80.0 million upon the achievement of certain sales milestone events. Further, we agreed to pay Merck tiered royalties in the sub-teen double-digits on net sales of licensed products made by us, our affiliates or our sublicensees, subject to standard offsets and reductions as set forth in the agreement. See the section titled “Business—License agreement with Merck” for additional information regarding our license agreement with Merck.

In June 2017, we entered into an intellectual property purchase agreement with RSG, a wholly owned subsidiary of our parent company, RSL, as amended on May 22, 2018, pursuant to which we assigned all of our rights, titles, claims and interests in and to all intellectual property rights under our license agreement with Merck to RSG, solely as it relates to any of our rights or obligations in China. See the section titled “Certain relationships and related party transactions—China intellectual property purchase agreement” for additional information.

Vibegron is also being developed by Kyorin for the treatment of OAB in Japan and certain other Asian territories. We entered into a collaboration agreement with Kyorin in August 2017. Pursuant to this agreement, our maximum obligation to Kyorin is $11.5 million, of which $1.0 million was paid during the year ended March 31, 2018. The remaining obligations under this agreement will be due upon the achievement of certain regulatory milestones by Kyorin in Japan and us in the United States, subject to certain conditions. See the section titled “Business—Collaboration agreement with Kyorin” for additional information regarding our collaboration agreement with Kyorin.

Financial operations overview

Revenue

We currently do not have any products approved for sale and have not generated any revenue since inception. If we are able to successfully develop, receive regulatory approval for and commercialize vibegron or any future product candidate alone or in collaboration with third parties, we may generate revenue from vibegron or any such future product candidate.

Research and development expenses

Our research and development expenses have primarily been limited to the license of the rights to vibegron. Our research and development expenses for the year ended March 31, 2018 were $32.4 million and consisted primarily of research and development expenses for the commencement of our international pivotal Phase 3 EMPOWUR trial for the treatment of OAB, share-based compensation expense and costs allocated under the Services Agreements, including third-party costs. Our research and development expenses for the year ended

March 31, 2017 were $26.0 million and consisted primarily of in-process research and development expenses under our license agreement with Merck of $25.0 million in February 2017, share-based compensation expense and costs allocated under the Services Agreements, including third-party costs. Following the closing of this offering, we expect to significantly increase our research and development efforts as we advance our ongoing Phase 3 EMPOWUR trial for the treatment of OAB, initiate and advance our planned Phase 3 clinical trial of vibegron for the treatment of OAB in men with BPH and our planned Phase 2a clinical trial of vibegron for the treatment of IBS-associated pain. Research and development expenses will include:

•	employee-related expenses, such as salaries, share-based compensation, benefits and travel expense for the research and development personnel that we plan to hire;

•	costs allocated to us under the Services Agreements;

•	expenses incurred under agreements with CROs, as well as consultants that conduct preclinical studies and clinical trials;

•	manufacturing costs in connection with conducting preclinical studies and clinical trials;

•	costs for sponsored research; and

•	depreciation expense for assets used in research and development activities.

Research and development activities will continue to be central to our business model. Product candidates in later stages of clinical development, such as vibegron, generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to be significant over the next several years as we advance the clinical development of vibegron and prepare to seek regulatory approval. It is difficult to determine with certainty the duration and completion costs of any clinical trial we may conduct.

The duration, costs and timing of clinical trials of vibegron and any other future product candidate will depend on a variety of factors that include, but are not limited to: the number of trials required for approval; the per patient trial costs; the number of patients that participate in the trials; the number of sites included in the trials; the countries in which the trial is conducted; the length of time required to enroll eligible patients; the number of doses that patients receive; the drop-out or discontinuation rates of patients; the potential additional safety monitoring or other studies requested by regulatory agencies; the duration of patient follow-up; the timing and receipt of regulatory approvals; and the efficacy and safety profile of the product candidate.

General and administrative expense

General and administrative expenses consist primarily of legal and accounting fees relating to our formation and corporate matters, consulting services, services received under the Services Agreements, and employee-related expenses, such as salaries, share-based compensation, benefits and travel expenses for general and administrative personnel.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities, potential commercialization efforts and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with the requirements of Nasdaq and the SEC, insurance and investor relations costs. If vibegron obtains U.S. regulatory approval, we expect that we would incur significantly increased expenses associated with building a sales and marketing team.

Results of operations for the years ended March 31, 2017 and 2018

The following table sets forth our results of operations for the years ended March 31, 2017 and 2018.

	Year ended March 31,
	2017	2018

Operating expenses:
Research and development	$26,047,370	$32,359,078
General and administrative	1,016,166	4,639,900

Total operating expenses	27,063,536	36,998,978
Other income (expense)	93,454	(37,467)

Loss before provision for income taxes	(26,970,082)	(37,036,445)
Provision for income taxes	—	37,229

Net loss	$(26,970,082)	$(37,073,674)

Research and development expenses

Research and development expenses increased by $6.4 million, to $32.4 million, for the year ended March 31, 2018 compared to the year ended March 31, 2017, primarily due to increases in expenses for the commencement of our Phase 3 EMPOWUR trial for the treatment of OAB. Research and development expenses for the year ended March 31, 2018 primarily consisted of research and development expenses of $23.7 million for our clinical trial, which includes CRO costs of $16.7 million, chemistry, manufacturing and controls costs of $4.5 million, and other third-party research and development costs associated with our clinical trial of $2.5 million, share-based compensation expense of $2.5 million allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on our matters, and costs of $5.2 million billed to us under the Services Agreements, including personnel and third-party costs. Research and development expenses were $26.0 million for the year ended March 31, 2017, and consisted primarily of in-process research and development expenses of $25.0 million under our license agreement with Merck, share-based compensation expense of $0.4 million allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on our matters, and costs of $0.6 million billed to us under the Services Agreements, including personnel and third-party costs.

General and administrative expenses

General and administrative expenses increased by $3.6 million, to $4.6 million, for the year ended March 31, 2018 compared to the year ended March 31, 2017, primarily due to an increase in employee salaries and benefits resulting from increased headcount to support our operations. General and administrative expenses for the year ended March 31, 2018 consisted primarily of personnel-related costs of $1.5 million, share-based compensation expense for stock options granted to employees and consultants of $0.4 million, share-based compensation expense allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on our matters of $0.3 million, and costs of $1.1 million billed to us under the Services Agreements, including personnel costs, overhead allocations and third-party costs. The remainder consisted primarily of legal and other professional and consulting fees. General and administrative expenses were $1.0 million for the year ended March 31, 2017, and consisted primarily of share-based compensation expense allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on our matters of $0.4 million, and costs of $0.4 million billed to us under the Services Agreements, including personnel costs, overhead allocations and third-party costs. The remainder consisted primarily of legal and other professional fees.

Liquidity and capital resources

Overview

For the years ended March 31, 2017 and 2018, we had a net loss of $27.0 million and $37.1 million, respectively. As of March 31, 2018, we had an accumulated deficit of $64.2 million and a cash balance of $7.2 million, as compared to $27.1 million and $4.8 million, respectively, as of March 31, 2017, and we have never generated any revenue. All operations to date have been financed through capital contributions or short-term advances from RSL or its affiliates.

We expect to continue to incur significant and increasing operating losses at least for the next several years. We do not expect to generate product revenue until we successfully complete development and obtain regulatory approval for vibegron or any other future product candidate, which may never occur. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our planned clinical trials, our expenditures on other research and development activities and our pre-commercialization efforts. We anticipate that our expenses will increase substantially as we:

•	advance our Phase 3 EMPOWUR trial of vibegron for the treatment of OAB;

•	initiate and advance our planned Phase 3 trial of vibegron for the treatment of OAB in men with BPH;

•	initiate and advance our planned Phase 2a trial of vibegron for the treatment with IBS-associated pain;

•	seek to identify, acquire, develop and commercialize additional product candidates;

•	integrate acquired technologies into a comprehensive regulatory and product development strategy;

•	maintain, expand and protect our intellectual property portfolio;

•	hire scientific, clinical, quality control and administrative personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our drug development efforts;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•

ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any drug candidates for which we may obtain regulatory approval; and

•	begin to operate as a public company.

We intend to use the proceeds of this offering primarily to fund the clinical development of vibegron for our three current target indications: the treatment of OAB, OAB in men with BPH and IBS-associated pain. We will need additional funding to complete the clinical development of, and seek regulatory approval for, vibegron in each of these indications and commercially launch vibegron, if approved.

Until such time, if ever, as we can generate substantial product revenue from sales of vibegron or any future product candidate, we expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaboration, license or development agreements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common shareholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Adequate additional funding may not be available to us on acceptable terms, or at all. If we are unable to raise capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of vibegron, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves or potentially discontinue operations.

Cash flows

The following table sets forth a summary of our cash flows for the years ended March 31, 2017 and 2018:

	Year ended March 31,
	2017	2018
Net cash used in operating activities	$(25,256,375)	$(34,086,438)
Net cash used in investing activities	—	(521,986)
Net cash provided by financing activities	30,023,846	37,034,915

Operating activities

For the year ended March 31, 2018, $34.1 million of cash was used in operating activities. This was primarily attributable to a net loss of $37.1 million and an increase of $5.2 million in prepaid expenses and other current assets. These amounts were partially offset by an increase of $4.4 million in accounts payable and accrued expenses primarily due to the commencement of our Phase 3 EMPOWUR trial, $0.4 million in share-based compensation expense from stock options granted to employees and consultants, $2.8 million in share-based compensation expense allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on our matters, and an increase of $0.6 million in amounts due to RSL based on the allocation of personnel expenses associated with the formation of our company, development of our product pipeline and corporate matters.

For the year ended March 31, 2017, $25.3 million of cash was used in operating activities. This was primarily attributable to a net loss of $27.0 million which was offset primarily by $0.9 million in share-based compensation expense allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on our matters and an increase of $0.8 million in amounts due to RSL based on the allocation of personnel expenses associated with the formation of our company, development of our product pipeline and corporate matters.

Investing activities

For the year ended March 31, 2018, $0.5 million of cash was used in investing activities, all for the purchases of property and equipment.

For the year ended March 31, 2017, there were no cash flows from investing activities.

Financing activities

For the year ended March 31, 2018, cash provided by financing activities of $37.0 million was attributable to capital contributions from RSL. For the year ended March 31, 2017, cash provided by financing activities of $30.0 million was attributable to capital contributions from RSL.

Outlook

Based on the expected net proceeds from this offering, our research and development plans and our timing expectations related to the development of our clinical programs for vibegron, we expect that the net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements through

at least                . However, we have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we expect.

Contractual obligations and commitments

As of March 31, 2018, we did not have any ongoing material financial commitments, such as lines of credit or guarantees that we expect to affect our liquidity over the next several years.

We enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies and other services and products for operating purposes, which are cancelable at any time by us, subject to payment of our remaining obligations under binding purchase orders and, in certain cases, nominal early termination fees, generally upon 30 days’ prior written notice. These payments are not included in the table of contractual obligations below.

As of March 31, 2018, we had contractual obligations for operating lease obligations, as summarized in the table that follows:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years
Operating lease obligations(1)	$370,000	$193,000	$177,000

(1)	In December 2017, we entered into a non-cancelable operating sub-lease for 8,038 square feet of office space through February 2020 in Irvine, California.

License and collaboration agreements

We have also entered into license and collaboration agreements with third parties in the normal course of business. We have not included these future payments in a table of contractual obligations because the payment obligations under these license and collaboration agreements are contingent upon future events such as achievement of specified regulatory and commercial milestones, or royalties on net product sales. As of each of March 31, 2018, the aggregate maximum amount of milestone payments we could be required to make under our license agreement was $124 million and our collaboration agreement was $10.5 million. As of March 31, 2018, we were unable to estimate the timing or likelihood of achieving these milestones or generating future product sales.

Supply agreement

As of March 31, 2018, under our enzyme supply agreement, we could be required to make minimum purchase commitments of up to $3.75 million and a milestone payment of $0.5 million. We are unable to estimate the timing or likelihood of the payments under this agreement as the financial commitment is subject to the first regulatory approval of vibegron in any of the United States, Europe or Canada.

Off-balance sheet arrangements

During the years ended March 31, 2017 and 2018 we did not have any off-balance sheet arrangements, as defined under SEC rules.

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the balance sheets and the reported amounts of expenses during the reporting periods. In accordance with U.S. GAAP, we evaluate our estimates and judgments on an ongoing basis. Significant estimates include assumptions used in the determination of some of our costs incurred under our Services Agreements and which costs are charged to research and development and general and administrative expense. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We define our critical accounting policies as those under U.S. GAAP that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of our consolidated financial statements that require significant estimates and judgments.

Share-based compensation

We recognize share-based compensation expense related to stock options granted to employees based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting share-based compensation expense, for stock options that only have service vesting requirements or performance-based vesting requirements without market conditions using the Black-Scholes option-pricing model. The grant date fair value of the share-based awards with service vesting requirements is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. Determining the appropriate amount to expense for performance-based awards based on the achievement of stated goals requires judgment. The estimate of expense is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revisions is reflected in the period of change. If any applicable financial performance goals are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. For performance-based awards with market conditions, we determine the fair value of awards as of the grant date using a Monte Carlo simulation model.

We recognize share-based compensation expense related to stock options granted to non-employees issued in exchange for services based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting share-based compensation expense, using the Black-Scholes option-pricing model; however, the fair value of the stock options granted to non-employees is remeasured each reporting period until the service is complete, and the resulting increase or decrease in value, if any, is recognized as expense or a reduction in previously recognized expense, respectively, during the period the related services are rendered.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions, which determine the fair value of share-based awards. These assumptions include:

Expected term.     Our expected term represents the period that our share-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). For share-based awards granted to non-employees, the expected term represents the contractual term of the award.

Common share price.     Our board of directors estimates the fair value of our common shares. Given the absence of a public trading market for our common shares, and in accordance with the American Institute of

Certified Public Accountants’ Practice Guide, Valuation of Privately Held-Company Equity Securities Issued as Compensation, our board of directors exercises reasonable judgment and considers a number of objective and subjective factors to determine its best estimate of the fair value of our common shares, as further described below under “ —Common share valuations.”

Expected volatility.    Prior to this offering we were a privately held company and did not have any trading history for our common shares and the expected volatility was estimated using weighted-average measures of implied volatility and the historical volatility of our peer group of companies for a period equal to the expected life of the stock options. Our peer group of publicly traded biopharmaceutical companies was chosen based on their similar size, stage in the life cycle or area of specialty.

Risk-free interest rate.    The risk-free interest rate is based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected life of the stock options.

Expected dividend.    We have never paid, and do not anticipate paying, cash dividends on our common shares. Therefore, the expected dividend yield was assumed to be zero.

In addition to the Black-Scholes assumptions, we adopted ASU 2016-09 on April 1, 2017 and as a result, we have made an entity-wide accounting policy election to account for pre-vesting award forfeitures when they occur.

A significant component of total share-based compensation expense relates to the RSL common share awards and RSL options issued by RSL to RSL, RSG and RSI employees. Share-based compensation expense is allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on our matters. The RSL common share awards and RSL options are fair valued on the date of grant and that fair value is recognized over the requisite service period. As RSL is a non-public entity, the RSL common share awards and RSL options are classified as Level 3 due to their unobservable nature. Significant judgment and estimates were used to estimate the fair value of these awards and options, as they are not publicly traded. RSL common share awards and RSL options are subject to specified vesting schedules and requirements (a mix of time-based and performance-based events). The fair value of each RSL common share award is based on various corporate event-based considerations, including targets for RSL’s post-IPO market capitalization and future financing events. The fair value of each RSL option on the date of grant is estimated using the Black-Scholes closed-form option-pricing model.

Common share valuations

Prior to this offering, the fair value of our common shares was estimated on each grant date by our board of directors. In order to determine the fair value of our common shares, our board of directors considered, among other things, timely valuations of our common shares prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our common shares, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common shares, including (1) our business, financial condition and results of operations, including related industry trends affecting our operations; (2) our forecasted operating performance and projected future cash flows; (3) the illiquid nature of our common shares; (4) the rights and privileges of our common shares; (5) market multiples of our most comparable public peers and (6) market conditions affecting our industry.

After the closing of this offering, our board of directors will determine the fair value of each common share underlying share-based awards based on the closing price of our common shares as reported by the                  on the date of grant.

Based upon the assumed initial public offering price of $         per common share, the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of outstanding options to purchase our common shares as of                     , 2018 was $         million, of which $         million related to vested options and $         million related to unvested options.

Research and development expense

Research and development costs are expensed as incurred. Clinical trial costs are accrued over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. Payments for a product license prior to regulatory approval of the product and payments for milestones achieved prior to regulatory approval of the product are expensed in the period incurred as research and development. Milestone payments made in connection with regulatory approvals are capitalized and amortized to cost of product sales over the remaining useful life of the asset. Research and development costs are charged to expense when incurred and primarily consist of the intellectual property and research and development materials acquired and expenses from third parties who conduct research and development activities on our behalf.

We have evaluated the in-license agreement of vibegron from Merck based on the applicable guidance in ASC No. 805, Business Combinations, and have determined that the in-process research and development asset, or IPR&D, licensed did not meet the definition of a business and thus the transaction was not considered a business combination. We then evaluated, pursuant to ASC 730, Research and Development, whether the IPR&D asset had an alternative future use and concluded it did not. As a result, we recorded the upfront license payment of $25.0 million as research and development expense upon entry into the license agreement with Merck.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

When uncertain tax positions exist, we recognize the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of March 31, 2017 and 2018, we did not have any significant uncertain tax positions.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU No. 2016-02, which is a comprehensive new lease standard that amends various aspects of existing accounting guidance for leases. The core principle of ASU No. 2016-02 will require lessees to present the assets and liabilities that arise from leases on their consolidated balance sheets. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the new standard and its impact on our consolidated financial position, results of operations and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, or ASU No. 2016-09. This ASU makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation, and the consolidated financial statement presentation of excess tax benefits or deficiencies. ASU No. 2016-09 also clarifies the consolidated statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted. We adopted this guidance on April 1, 2017 and the adoption of ASU No. 2016-09 did not have a significant impact on our consolidated financial position, results of operations and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, or ASU No. 2016-16, which eliminates the exception in existing guidance which defers the recognition of the tax effects of intra-entity asset transfers other than inventory until the transferred asset is sold to a third party. Rather, the amended guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted as of the beginning of an annual reporting period. Entities must apply the guidance on a modified retrospective basis though a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. We are currently evaluating the new standard and its impact on our consolidated financial position, results of operations and related disclosures.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, or ASU No. 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU No. 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those years, with early adoption permitted. We will apply the guidance to applicable transactions after the adoption date. The impact on our consolidated financial position, results of operations and related disclosures will depend on the facts and circumstances of any specific future transactions.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, or ASU No. 2018-02, which allows companies to reclassify stranded tax effects resulting from the Tax Cuts and Jobs Act, from accumulated other comprehensive (loss) income to retained earnings. ASU No. 2018-02 is effective for interim and annual reporting periods beginning after December 15, 2017 and early adoption is permitted. We are currently evaluating the new standard and its impact on our consolidated financial position, results of operations and related disclosures.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118, or ASU No. 2018-05, which amends certain SEC material in ASC Topic 740 Income Taxes for the income tax accounting implications of the recently issued Tax Cuts and Jobs Act. ASU No. 2018-05 is effective immediately. We evaluated the impact of the Tax Cuts and Jobs Act, as well as the guidance of Staff Accounting Bulletin No. 118 and incorporated the changes into the determination of a reasonable estimate of deferred taxes and appropriate disclosures in the notes to our consolidated financial statements. We will continue to evaluate the impact this tax reform legislation may have on our consolidated financial position, results of operations and related disclosures.

JOBS Act

The JOBS Act was enacted in April 2017. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Quantitative and qualitative disclosures about market risk

Market risk is the potential loss arising from adverse changes in market rates and market prices such as interest rates, foreign currency rates and changes in the market value of equity instruments. As of March 31, 2017 and 2018, we had cash of $4.8 million and $7.2 million, respectively, consisting of non-interest-bearing deposits denominated in the U.S. dollar and Swiss franc. We do not believe we are currently exposed to any material market risk.

Business

Overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for urologic conditions. Our product candidate, vibegron, is an oral, once-daily, small molecule that, based on in vitro data, is a potent and highly selective beta-3 agonist. We are currently evaluating vibegron in our 1,400 patient, international pivotal Phase 3 clinical trial for the treatment of overactive bladder, or OAB. We expect to report top-line results from this clinical trial in the first or second quarter of 2019, and if the results are positive, we plan to submit a new drug application to the U.S. Food and Drug Administration, or FDA, by early 2020. OAB is a highly prevalent condition, with more than 30 million Americans over the age of 40 suffering from bothersome symptoms. In large, randomized, placebo-controlled, international Phase 2b and Japanese Phase 3 clinical trials in a total of over 2,600 OAB patients, vibegron 50 mg and 100 mg met all primary and secondary efficacy endpoints compared to placebo at week 8 and week 12, respectively. We believe vibegron, if successful in meeting the efficacy endpoints in our pivotal Phase 3 EMPOWUR trial, and if approved by the FDA, may offer a differentiated profile compared to current OAB therapies, including the potential for broader efficacy claims if the FDA approves the inclusion of urgency data, rapid onset of action data, and a single convenient once-daily dose in the label. Vibegron has been well tolerated in all clinical trials to date, has not been associated with clinically relevant drug-drug interactions, such as the inhibition of CYP2D6, and has not demonstrated a QTc signal at any of the human doses tested. Our ongoing Phase 3 clinical trial has a design similar to these clinical trials. In addition to OAB, we are developing vibegron for two additional potential indications, the treatment of OAB in men with benign prostatic hyperplasia, or BPH, and the treatment of pain associated with irritable bowel syndrome, or IBS. By the end of 2018, we expect to commence a Phase 3 clinical trial for OAB in men with BPH and a Phase 2a clinical trial for IBS-associated pain. We intend to continue to expand our pipeline with the goal of creating a leading urology company by developing, commercializing and acquiring innovative therapies.

OAB is a clinical condition characterized by the sudden urge to urinate that is difficult to control, referred to as urgency, with or without accidental urinary leakage, and usually with increased frequency of urination. Accidental urinary leakage resulting from urgency is referred to a urge urinary incontinence, or UUI. Increases in age and body mass index, as well as diabetes and post-menopausal status, are known to increase the risk of developing OAB. Symptoms of OAB can have a debilitating impact on psychosocial functioning and quality of life, profoundly impacting normal social and occupational activities and leading to depression, anxiety and decreased sexual function and marital satisfaction. In 2017, over 19 million prescriptions were written for OAB medications in the United States. Current prescription pharmacologic therapies for OAB consist of anticholinergic drugs and a beta-3 agonist.

Anticholinergic drugs have been the standard of pharmacologic care for OAB for decades; however, these drugs are associated with poor tolerability and increasing safety concerns, including increased dementia risk. Of the OAB patients prescribed anticholinergic drugs, 71% fail treatment within six months. In 2012, mirabegron (Myrbetriq), a beta-3 agonist, became the first drug other than an anticholinergic approved by the FDA for the treatment of OAB. Mirabegron remains the sole beta-3 agonist on the market for OAB, and since its approval, it has continued to take U.S. OAB prescription share from anticholinergics, primarily due to its safety and tolerability advantages. Despite its success, mirabegron requires dose titration that results in a slow onset of action and is associated with frequent drug-drug interactions and QTc prolongation.

We believe vibegron, if successful in meeting the efficacy endpoints in our pivotal Phase 3 EMPOWUR trial, and if approved by the FDA, has the potential to address the limitations of current OAB treatment options and become a best-in-class beta-3 agonist. In large, randomized, placebo-controlled, international Phase 2b and

Japanese Phase 3 clinical trials, vibegron 50 mg and 100 mg demonstrated statistically significant improvements compared to placebo on all primary and secondary efficacy endpoints at week 8 and week 12, respectively. These endpoints included reductions per day in number of urinations, or micturitions, urgency episodes, UUI episodes and total incontinence episodes. In addition, vibegron has demonstrated an onset of action in as early as two weeks in the international Phase 2b clinical trial and has been well tolerated in all trials conducted to date. Unlike the anticholinergic class of drugs, there is no evidence to date linking the use of beta-3 agonists with increased risk of dementia. Unlike mirabegron, vibegron is not an inhibitor of the CYP2D6 enzyme, an important enzyme involved in the metabolism of numerous drugs, thereby reducing the risk of potentially harmful drug-drug interactions. Further, in a thorough QTc study, vibegron showed no QTc prolongation at therapeutic or supratherapeutic doses. QTc prolongation refers to the lengthening of the QT interval in an electrocardiogram, during which interval, the heart recovers from one heartbeat and is preparing for the next heartbeat. The QT interval is a very vulnerable phase in the electric cycle of the heart, and prolongation of this interval may lead to serious and potentially life-threatening tachyarrythmias, or very fast and irregular heartbeats that are not sufficient to support the function of the heart.

We received an exclusive license to develop, manufacture and commercialize vibegron worldwide, excluding Japan and certain other Asian territories, pursuant to our license agreement with Merck Sharp & Dohme Corp., or Merck, which we entered into in February 2017. We expect to maintain patent exclusivity for the licensed patents and applications, if approved, under this license agreement covering composition of matter and methods of use and manufacture of vibegron until approximately 2034, including through grant of patent term extension. Vibegron is also being developed by Kyorin Pharmaceutical Co., Ltd., or Kyorin, for the treatment of OAB in Japan and certain other Asian territories. Kyorin submitted a marketing application for vibegron to the Japan Pharmaceuticals and Medical Devices Agency, or PMDA, in September 2017.

Our experienced management team is led by our Chief Executive Officer, Keith A. Katkin, who previously served as President and Chief Executive Officer of Avanir Pharmaceuticals, Inc., or Avanir, through its acquisition by Otsuka Pharmaceutical Co., Ltd. in 2015. Our Chief Medical Officer, Cornelia Haag-Molkenteller, M.D., Ph.D., previously served as the Therapeutic Area Head in Global Clinical Development for Women’s Health, Internal Medicine and Anti-Infectives and Urology at Allergan plc, or Allergan, where she led the clinical development of onabotulinumtoxinA (BOTOX) for OAB and neurogenic detrusor overactivity. Our Chief Commercial Officer, Michael McFadden, led sales and marketing efforts at Avanir and sales and payor efforts at Amylin Pharmaceuticals Inc., where he helped launched two first-in-class diabetes products. Together, the members of our management team have helped launch over 20 prescription products.

Our strategy

Our goal is to be a leading urology company by developing, commercializing and acquiring innovative therapies. The key elements of our strategy to achieve this goal include:

•

Complete the development and obtain FDA approval of vibegron for the treatment of OAB.    In March 2018, we initiated a 1,400 patient, international pivotal Phase 3 clinical trial of vibegron for OAB, which we refer to as the EMPOWUR trial. We expect to report top-line results from this trial in the first or second quarter of 2019, and if these results are positive, we plan to submit a new drug application, or NDA, to the FDA by early 2020.

•

Expand the clinical development of vibegron for additional indications.    We plan to initiate a Phase 3 clinical trial of vibegron for OAB in men with BPH and a Phase 2a clinical trial of vibegron for IBS-associated pain by the end of 2018. Both of these potential indications present significant additional commercial opportunities to treat millions of patients in the United States. There are currently no FDA-approved drugs specifically for either of these indications.

•

Maximize the commercial potential of vibegron.    We intend to build a 300 to 400 person sales organization in the United States, targeting high-prescribing urologists, primary care physicians and other specialists that treat high numbers of patients with urologic conditions. We believe these physicians treat a majority of OAB patients and most often serve as the diagnosing and treating physicians for OAB. We believe that our commercial leadership team, with experience launching over 20 prescription products, positions us well to efficiently pursue the significant market opportunity for vibegron in the United States. We may opportunistically seek strategic collaborations to maximize the commercial opportunities for vibegron inside and outside the United States.

•

Acquire or in-license additional clinical- or commercial-stage product candidates for the treatment of urologic conditions in a capital-efficient manner.    Through focused business development efforts, we intend to identify and acquire or in-license additional innovative therapies for urologic conditions. Our initial focus is on conditions that are predominantly treated by urologists. Our parent company, Roivant Sciences Ltd., or RSL, and its subsidiaries have a track record of acquiring or in-licensing products in a range of therapeutic areas and will continue to support us in identifying and evaluating potential acquisition and in-licensing opportunities.

Our development program

The following chart sets forth our development programs and upcoming milestones:

Vibegron for the treatment of overactive bladder

Overactive bladder overview

OAB is a clinical condition characterized by the sudden urge to urinate that is difficult to control, referred to as urgency, with or without accidental urinary leakage, and usually with increased frequency of urination. Accidental urinary leakage resulting from urgency is referred to as urge urinary incontinence, or UUI. Increases in age and body mass index, as well as diabetes and post-menopausal status, are known to increase the risk of developing OAB. Symptoms of OAB can have a debilitating impact on psychosocial functioning and quality of life, profoundly impacting normal social and occupational activities and leading to depression, anxiety and decreased sexual function and marital satisfaction. UUI, in particular, may have severe psychological and social consequences, resulting in restricted activities and unwillingness to be exposed to environments where access to a bathroom may be difficult. The OAB patient experience is depicted below.

OAB presents a significant burden on healthcare systems. A recent study found that healthcare costs among OAB patients in the United States were 1.4- to 2-times higher than individuals without OAB, and these costs may be substantially driven by managing complications such as falls, urinary tract infections, skin rash and depression or anxiety.

Current treatment paradigm

More than 30 million Americans over the age of 40 suffer from bothersome symptoms of OAB. Approximately 46% of this population, or 14 million people, talk to their physicians about their symptoms. Behavioral therapies such as bladder training, pelvic floor muscle training and fluid management are recommended as first-line treatment for OAB. Second-line treatment consists of prescription pharmacologic therapy with an anticholinergic or a beta-3 agonist. In 2017, over 19 million prescriptions for oral OAB medications were written for an estimated 3.3 million patients in the United States. Third-line treatment includes procedural therapy using either intradetrusor onabotulinumtoxinA (BOTOX) or neuromodulation. This treatment paradigm is depicted below.

We estimate that each percentage point of the current U.S. OAB market is worth approximately $68 million per year in gross sales based on mirabegron’s wholesale acquisition cost of $353 per month (Red Book, May 2018) and the over 19 million oral OAB prescriptions in the United States in 2017. In 2017, according to IQVIA NSP, the three branded oral OAB medications, Myrbetriq, Vesicare and Toviaz, achieved over $2.3 billion gross sales in the United States.

Anticholinergic drugs have been the standard of pharmacologic care for OAB since the approval of flavoxate in 1970 and oxybutynin in 1975. Anticholinergics, however, are associated with poor tolerability and increasing safety concerns. According to an IQVIA custom longitudinal study of OAB diagnosed patients from March 2014 through September 2017, 86% of OAB patients treated with oral prescription therapy in the United States are initially prescribed anticholinergic drugs. Of those patients, 71% fail treatment within six months. Anticholinergic side effects include dry mouth, constipation and blurred vision. Further, there is a growing body of evidence associating anticholinergic use with cognitive impairment and dementia. Anticholinergics have also been associated with the increased use of healthcare resources.

In a 2015 study published in JAMA Internal Medicine, a journal of the American Medical Association, a prospective analysis of over 3,400 patients aged 65 and older showed a 10-year cumulative anticholinergic dose-response relationship with increased risk of both dementia and Alzheimer’s disease. In particular, this study showed that a subject with a cumulative exposure to over 1,095 total standardized daily doses of an anticholinergic medication (calculated as cumulative medication dose divided by the minimum effective daily dose recommended for older patients) would have an adjusted hazard ratio for the risk of incident dementia of 1.54 (95% confidence interval of 1.21 to 1.96). Adjusted hazard ratio represents relative risk of incident dementia compared to a subject with no anticholinergic drug usage, adjusting for differences in 16 other characteristics that could confound the relationship between anticholinergic medicine use and dementia. Therefore, we estimate that exposure to over 1.5 years of 10 mg daily oxybutynin, the most commonly prescribed anticholinergic for OAB in the United States, would correspond to a 54% increase in the risk of dementia. The minimum effective daily dose for oxybutynin is 5 mg, but the most commonly prescribed daily dose is 10 mg. The observed relationship between cumulative anticholinergic use and incident dementia is shown in the following graph:

Due to the potential medication-related cognitive risks, the study emphasized that it is important to minimize anticholinergic use over time. Over 30 retrospective analyses, with a total of over 40,000 patients, have helped further establish a relationship between anticholinergic use and cognitive impairment. This risk of cognitive impairment in the elderly population is especially important given the well characterized age-dependent increased prevalence of OAB symptoms.

BOTOX, as a third-line treatment for OAB, is expensive and invasive and has shown limited incremental efficacy. Administration involves 20 injections via cystoscopy into the detrusor muscle, approximately every 24 weeks. Unwanted side effects associated with the use of BOTOX for OAB include urinary tract infections and urinary retention. In addition, some patients need to self-catheterize post-treatment. Sacral neuromodulation and peripheral tibial nerve stimulation, which are highly invasive and used by a small fraction of the OAB patient population, are also available as third-line therapies.

Beta-3 agonists

Beta-3 agonists constitute the newest class of oral prescription therapy for OAB. The beta-3 adrenergic receptor is the most prevalent beta-adrenergic receptor subtype on the smooth muscle around the bladder. Bladder filling involves the relaxation of this muscle and the contraction of the urethral smooth muscle, while voiding involves contracting the bladder muscle and relaxation of the urethral muscle. Studies of isolated human bladder smooth muscle have shown that selective activation of the beta-3 adrenergic receptor results in smooth muscle relaxation. Therefore, beta-3 stimulation can increase bladder capacity and reduce the symptoms of OAB.

In 2012, mirabegron (Myrbetriq), a beta-3 agonist, became the first drug other than an anticholinergic approved by the FDA for the treatment of OAB. Mirabegron remains the sole beta-3 agonist on the market for OAB, and since its approval, it has continued to take U.S. OAB prescription share from anticholinergics, primarily due to its safety and tolerability advantages. In 2017, mirabegron’s share of oral OAB prescriptions in the United States grew 26%, from 12% in 2016 to 15% in 2017. In the first three months of 2018, according to IQVIA NPA, mirabegron’s share grew 20% from the comparable period in 2017, from 13.7% to 16.5%. Astellas reported net sales of mirabegron in the Americas of $657 million for the fiscal year ending March 31, 2018, representing growth of 29% over the prior fiscal year. The graph below shows the number of oral OAB prescriptions in the United States for the last three calendar years.

Despite its success, mirabegron requires dose titration that results in a slow onset of action and is associated with frequent drug-drug interactions and QTc prolongation. Mirabegron’s onset of action is eight weeks at the starting dose of 25 mg and within four weeks at a dose of 50 mg. Efficacy of both the starting dose and 50 mg doses of mirabegron was maintained through the 12-week treatment period. Further, mirabegron’s U.S. label has a note in the warnings and precautions section about drug-drug interaction risk related to its known inhibition of the CYP2D6 enzyme, an important enzyme involved in the metabolism of numerous drugs. According to a May 2018 IQVIA Rx/Dx claims analysis, approximately 37% of patients taking mirabegron are taking other drugs that are metabolized via the CYP2D6 pathway, presenting increased risk of exacerbated adverse events in patients taking mirabegron with these drugs. In addition, in a thorough QTc study, mirabegron demonstrated QTc prolongation in women at a supratherapeutic dose, or a dose greater than the maximum approved dose (50 mg), as noted in the pharmacodynamic section of its U.S. label.

Our solution: vibegron

Vibegron is an oral, once-daily, small molecule that, based on in vitro data, is a potent and highly selective beta-3 agonist. We are developing vibegron for the treatment of OAB.

We believe vibegron, if successful in meeting the efficacy endpoints in our pivotal Phase 3 EMPOWUR trial, and if approved by the FDA, has the potential to address the limitations of both anticholinergics and mirabegron and become a best-in-class beta-3 agonist based on the following potential advantages:

•

Met primary and secondary efficacy endpoints and was well tolerated in large, randomized, placebo-controlled international Phase 2b and Japanese Phase 3 clinical trials.    Vibegron has been evaluated in multiple clinical trials with a total of over 2,600 OAB patients. In large, randomized, placebo-controlled, international Phase 2b and Japanese Phase 3 clinical trials, vibegron 50 mg and 100 mg met all primary and secondary efficacy endpoints compared to placebo at week 8 and week 12, respectively. These endpoints included reductions per day in number of micturitions, urgency episodes, UUI episodes and total incontinence episodes. In addition, vibegron was well tolerated in these trials.

•

Potent and highly selective beta-3 agonist based on in vitro data.    In vitro studies conducted comparing the relativity and potency of vibegron with mirabegron have demonstrated that vibegron is the more potent beta-3 agonist and is highly selective relative to beta-1 and beta-2 agonism.

•

No known dementia risk.    There is a growing body of evidence that “anticholinergic load” may lead to an increased risk of dementia. Existing data also suggest that use of anticholinergic agents may have an impact on cognition, especially in the elderly. This increased risk of dementia combined with the poor side effect profile of the anticholinergic class, such as dry mouth, constipation and blurred vision, has led to significant U.S. oral OAB prescription share gains of the beta-3 agonist class. There is no evidence to date linking the use of beta-3 agonists with increased risk of dementia.

•

Potential for broader efficacy claims, including urgency data, if successful in meeting the efficacy endpoints in our pivotal Phase 3 EMPOWUR trial.    Currently, no approved OAB therapies in the United States can promote efficacy data for the reduction of urgency episodes related to OAB symptoms. Based on our discussions with the FDA, we believe that the FDA will consider inclusion of urgency data, as well as additional data to support potentially broader efficacy claims, in the vibegron label if this efficacy is demonstrated in our Phase 3 EMPOWUR trial.

•

Rapid onset of action.    In clinical trials, vibegron has demonstrated an onset of action in as early as two weeks. If our Phase 3 EMPOWUR trial results further support this rapid onset of action, vibegron would be the only beta-3 agonist to demonstrate a starting dose with onset of action in two or four weeks.

•

Single, convenient dose.    We are studying a single, fixed dose of vibegron in our pivotal Phase 3 EMPOWUR trial. If approved, vibegron will be the only beta-3 agonist available that does not require dose titration. In addition, vibegron has the potential to be the only beta-3 agonist that does not require dose adjustments for patients with moderate hepatic impairment.

•

No CYP2D6 drug-drug interactions.    CYP2D6 is one of the most important and common enzymes involved in the metabolism of drugs with approximately 20% of all drugs being metabolized by CYP2D6. In addition, approximately 43% of patients taking any oral OAB medication, including 37% of mirabegron patients, are taking other drugs that are metabolized via the CYP2D6 pathway. Vibegron is not an inhibitor of CYP2D6 and therefore has a reduced risk for potentially harmful drug-drug interactions.

•

No QTc signal.    In a thorough QTc study designed to assess the potential for increased risk of ventricular arrhythmia and torsades de pointes, vibegron showed no QTc prolongation at therapeutic or supratherapeutic doses. If approved, vibegron would be the only beta-3 agonist without demonstrated QTc prolongation in the product label.

•

Crushable dose formulation.    We intend to conduct a relative bioavailability study to demonstrate that vibegron can be crushed and delivered to patients in food. If successful, vibegron would be the only beta-3 agonist that can be crushed and delivered in food, an important option for elderly and other select patients.

Current and projected reimbursement landscape for beta-3 agonists in the United States

Access to oral OAB therapy is managed primarily by differential co-payments, or co-pays. Payors generally charge the lowest co-pays for generic drugs and higher co-pays for branded agents such as Vesicare or Myrbetriq. In 2017, 92% of commercial plans and 93% of Medicare plans covered Myrbetriq, the only currently marketed beta-3 agonist. Based on a third-party database analysis we commissioned of over 4,600 commercial plans and 1,200 Medicare Part D plans, Myrbetriq has approximately 64% preferred access and 90% unrestricted access of Medicare Part D covered lives and approximately 45% preferred access and 71% unrestricted access of commercially covered lives.

In May 2018, we commissioned a third-party market research study to assess how vibegron would be covered, if approved. The research firm interviewed representatives of payors, who are involved with, but not solely responsible for, access and reimbursement decisions. Such interviewees represented payors covering over 80 million U.S. commercial and Medicare Part D lives.

Based on this study and our analysis of the current coverage of OAB therapies, we believe the OAB pharmacologic category is not highly managed by payors. The payor representatives interviewed expect that vibegron would be managed at a preferred or non-preferred branded tier, without prior authorization, allowing physicians and patients to make the choice of whether to pay a higher co-pay for a branded product or a lower co-pay for a generic. In addition, these payor representatives anticipate that vibegron’s coverage would not change following Myrbetriq’s loss of marketing exclusivity, which we expect to occur in 2023 or 2024. Based on this study, we also believe that access to vibegron, if approved, will not be restricted to patients who first fail any other oral therapies for OAB.

Our ongoing Phase 3 program for overactive bladder

In March 2018, we enrolled the first patients in our international pivotal Phase 3 EMPOWUR trial of vibegron in adults with OAB. The EMPOWUR trial is a randomized, double-blind, placebo- and active comparator-controlled clinical trial in men and women with OAB wet or dry. The trial is expected to enroll approximately 1,400 patients and has a design similar to those of the Phase 2b and Japanese Phase 3 clinical trials.

Individuals who meet eligibility requirements will be randomized to one of three groups for a 12-week treatment period: vibegron 75 mg administered orally once daily, placebo administered orally once daily, or extended release tolterodine, or tolterodine ER (a commonly prescribed anticholinergic for OAB), 4 mg administered orally once daily. Eligible patients completing the initial 12-week blinded assessment will be offered the opportunity to enroll in a 40-week double-blind extension study to evaluate the safety and efficacy of longer-term treatment. To be eligible, patients must be at least 18 years old with a history of OAB (as diagnosed by a physician) for at least three months. During the screening period, volunteers must experience on average at least eight micturitions per day; either an average of at least three urgency episodes per day or at least one UUI episode per day; and total UUI episodes must exceed stress urinary incontinence episodes.

The co-primary efficacy endpoints at week 12 of our Phase 3 EMPOWUR trial are:

•	change from baseline in the average number of micturitions per 24 hours in all patients; and

•	change from baseline in the average number of UUI episodes per 24 hours in patients with OAB wet.

Secondary endpoints will include, among others, changes in the frequency of urgency episodes and total incontinence episodes (which includes all incontinence episodes, whether UUI or stress-related), as well as self-reported quality of life scores. Adverse events will be monitored during both the trial and the extension study. The design of our EMPOWUR trial is shown below.

Phase 3 EMPOWUR Trial Design1

We expect to report top-line results from our Phase 3 EMPOWUR trial in the first or second quarter of 2019, and if these results are positive, we plan to submit an NDA to the FDA by early 2020. The IND for vibegron for the indication of OAB was transferred to us by Merck in February 2017.

Clinical data for vibegron in overactive bladder

Merck Phase 2b clinical trial

In 2013, Merck completed a large, randomized, double-blind, placebo-controlled international Phase 2b dose-ranging clinical trial conducted to evaluate the efficacy, safety and tolerability of once-daily vibegron in patients with OAB, administered alone and concomitantly with tolterodine ER. A total of 1,395 patients were randomized to 11 different treatment regimens. Eligibility criteria for this trial included a three-month clinical history of OAB. The design of this trial is shown below.

Trial Design for Completed International Phase 2b Clinical Trial of Vibegron for the

Treatment of OAB

In this Phase 2b clinical trial, the 50 mg and 100 mg doses of vibegron demonstrated statistically significant improvements compared to placebo on all primary and secondary efficacy endpoints at week 8, which included reductions per day in number of micturitions, urgency episodes, UUI episodes and total incontinence episodes.

The results of the key efficacy endpoints that will be used in our Phase 3 EMPOWUR trial at week 8 of the completed Phase 2b clinical trial are depicted below.

The Phase 2b clinical trial data showing reductions in micturitions over time for the Base Study Part 1 and extension study are shown in the graphs below.

Vibegron was observed to be well tolerated in this trial. No clinically significant changes in blood pressure were observed compared to placebo or active control. In Parts 1 and 2 of the trial, there were no deaths and nine serious adverse events, or SAEs, reported in eight patients, consisting of: (1) one patient had anaphylactic reaction and one patient had hypertension in the placebo group; (2) one patient had atrial fibrillation and one patient had both gastroesophageal reflux and dizziness in the tolterodine ER 4 mg active control group; (3) one patient had foot fracture and one patient had overdose in the vibegron and tolterodine ER 4 mg group; (4) one patient had chronic obstructive lung disease in the vibegron 50 mg group; and (5) one patient had carcinoma in the vibegron 3 mg group. None of the reported SAEs were considered treatment related. In the extension study, there were no deaths observed and 46 SAEs were reported in 41 patients. One patient in the tolterodine ER 4 mg active control group had a paralytic ileus, which was considered to be treatment related by the investigator. No other SAEs were considered treatment related. The number and percentage of patients with the most common adverse events in select treatment groups are shown in the table below.

Kyorin Phase 3 program in Japan

In 2016, Kyorin completed a large, randomized, double-blind, placebo-controlled Phase 3 clinical trial of vibegron in patients with OAB in Japan. In this trial, a total of 1,232 patients were randomized to vibegron 50 mg or 100 mg once daily, imidafenacin (a commonly prescribed anticholinergic in Japan for OAB) 0.2 mg twice daily or placebo, each administered for 12 weeks. To be eligible, patients had to be at least 20 years old with symptoms of OAB for at least six months. In addition, during the two-week placebo run-in period, volunteers must have experienced on average at least eight micturitions per day; either an average of at least one urgency episode per day or at least one UUI episode per day; and total number of UUI episodes equal to at least half of the total incontinence episodes. The graphic below represents the Phase 3 clinical trial design.

In this Phase 3 clinical trial, both doses of vibegron demonstrated statistically significant improvements compared to placebo on all of the primary and secondary efficacy endpoints, including reductions per day in number of micturitions, urgency episodes, UUI episodes and total incontinence episodes, as well as an increase in volume voided per micturition. Statistical analysis of differences between imidafenacin and placebo or vibegron was not performed. Results of the Phase 3 clinical trial are summarized in the table below.

Vibegron was observed to be well tolerated in this trial. No clinically significant changes in vital signs were observed compared to the placebo or active control groups. In this trial, there were no deaths and seven SAEs reported in six patients, consisting of: (1) back pain in one patient in the 50 mg group; (2) pyelonephritis in one patient in the 100 mg group; (3) colon cancer, acute myeloid leukemia, dizziness and hypertension in three patients in the placebo group; and (4) breast cancer in one patient in the imidafenacin 0.2 mg group. None of the reported SAEs were considered treatment related. The number and percentage of patients with most common adverse events is shown in the table below.

In 2016, Kyorin also completed a 52-week multicenter, open-label, non-controlled clinical trial in Japan to evaluate the long-term safety and efficacy of vibegron 50 mg and 100 mg in OAB patients. A total of 169 patients were initiated on a daily dose of 50 mg vibegron. After treatment for eight weeks, the daily vibegron dose could be increased from 50 mg to 100 mg if the investigator judged the efficacy as insufficient without any safety concern and patients agreed with the dose increase. Otherwise, patients continued to receive vibegron 50 mg for an additional 44 weeks. The primary endpoint of this trial was safety.

In this trial, 118 patients were maintained on the 50 mg dose of vibegron beyond week 8, while 51 were increased to the 100 mg dose. Both doses of vibegron, 50 mg and 100 mg, were well tolerated in the trial. No clinically significant changes in vital signs were observed. There was one death due to a patient fall in the 50 mg dose-maintained group. The investigator deemed the death not related to treatment. No newly identified, clinically significant adverse events were seen in this trial. Other than death, there were five SAEs reported in five patients in the 50 mg dose-maintained group, consisting of angina pectoris, Prinzmetal angina, cerebral infarction, invertebral disc protrusion and vertigo positional, each in one patient. None of these SAEs were considered treatment related, other than cerebral infarction, for which a causal relationship could not be ruled out. No SAEs were reported in the 100 mg group. In addition, it was observed that vibegron 50 mg and 100 mg improved OAB symptoms, including micturitions, UUI episodes and urgency episodes over 52 weeks.

In September 2017, Kyorin submitted a marketing application for vibegron to the Japan PMDA.

Other beta-3 agonist clinical data

In 2012, mirabegron (Myrbetriq) became the first beta-3 agonist approved by the FDA for the treatment of OAB. Astellas Pharma Inc., or Astellas, conducted three 12-week, double blind, randomized, placebo-controlled, parallel group, multicenter pivotal clinical trials of mirabegron in over an aggregate of 4,600 patients to support its FDA approval. Eligibility criteria for these trials included a clinical history of symptoms of OAB for at least three months. Only one of these trials (trial number ‘074) evaluated the approved 25 mg starting dose of mirabegron; all three trials evaluated the approved 50 mg dose, but important measures such as reduction in UUI episodes, urgency episodes and dry rate are only reported with their p-values in the FDA medical and statistical reviews for the 1,306-patient ‘074 trial. Astellas pooled results across all three trials for the co-primary endpoints of reductions per day in total incontinence episodes and micturitions, as well as for certain important secondary endpoints. All mirabegron doses in each of the three pivotal trials were clinically and statistically superior to placebo for the co-primary endpoints.

In this Phase 3 program, the 25 mg and 50 mg doses of mirabegron demonstrated statistically significant reductions compared to placebo in number of micturitions and UUI episodes per day. The 50 mg dose of mirabegron demonstrated a statistically significant reduction per day in number of urgency episodes, and the 25 mg dose showed a numerical reduction on the same endpoint. The 25 mg and 50 mg doses of mirabegron showed numerical improvements in the dry rate, defined here as percentage of patients with a 100% reduction in total incontinence.

Efficacy results from mirabegron’s Phase 3 program (as reported in its FDA medical and statistical reviews for doses approved in the United States) are shown below.

Vibegron for the treatment of overactive bladder in men with benign prostatic hyperplasia

BPH is characterized by prostate enlargement, which can block the urethra and prevent normal urine flow, and is progressive with age. There are approximately 40 million men between the ages of 50 and 80 in the United States with BPH, approximately 4.5 million of whom are treated for their BPH symptoms. In addition, approximately 50% of BPH patients also suffer from OAB. Currently, there are no FDA-approved therapies specifically for OAB in men with BPH.

We believe that developing vibegron specifically for the treatment of OAB in men with BPH would be highly complementary to our overall OAB program. According to IQVIA NDTI, as of March 2018, BPH patients, similar to OAB patients, are generally treated by urologists and primary care physicians. Further, due to historical concerns with acute urinary retention, a potential side effect of anticholinergics, there has been hesitancy among doctors to prescribe anticholinergics for the treatment of OAB in men with BPH. As a result, a majority of men with BPH and OAB are not treated for their OAB symptoms, and this remains an area of high unmet medical need.

We intend to initiate a Phase 3 clinical trial of vibegron for the treatment of OAB in men with BPH by the end of 2018, subject to feedback from the FDA.

Vibegron for the treatment of pain associated with irritable bowel syndrome

IBS is characterized by recurrent abdominal pain associated with two or more of the following: defecation, a change in frequency of stool and a change in form or appearance of stool. Additionally, IBS presents a significant health care burden and can severely impair a patient’s quality of life. There is a large and growing market for IBS with constipation (IBS-C) and IBS with diarrhea (IBS-D) branded prescription sales, as shown in the graph below.

The currently approved therapies for IBS-C include Linzess, marketed by Allergan and Ironwood Pharmaceuticals, Inc.; Amitiza, marketed by Mallinckrodt plc and Takeda Pharmaceutical Co. Ltd.; and Trulance, marketed by Synergy Pharmaceuticals Inc.; and the currently approved therapies for IBS-D include Xifaxan, marketed by Valeant Pharmaceuticals International, Inc., and Viberzi, marketed by Allergan. These drugs do not adequately address the pain associated with IBS, and there are no currently marketed drugs indicated specifically for IBS-associated pain. There are approximately 30 million to 40 million Americans with IBS symptoms, 30% of whom consult with their physician. Approximately 80% of these patients identify pain as a symptom contributing to the severity of their IBS. Based on this data, we estimate that there is an addressable market in the United States of approximately 7.2 to 9.6 million patients who suffer from IBS-associated pain.

The beta-3 adrenergic receptor is expressed in the neurons and the smooth muscle of the human colon. In vitro studies have shown that activation of the beta-3 adrenergic receptor in the colon causes the release of somatostatin from adipocytes, or fat cells, which causes pain relief. In a preclinical study, administration of a rat-selective beta-3 agonist caused a significant, dose-dependent decrease in abdominal arching (a sign of pain) in rats administered mustard oil to cause visceral pain. This pain reduction was reversed by pre-treatment with a somatostatin receptor antagonist, confirming the role of somatostatin in the mechanism of action (treatment with the somatostatin receptor antagonist alone did not alter pain behavior).

In Part 1 of a 26-week multicenter, randomized, placebo-controlled, two-period crossover Phase 2 clinical trial conducted by GlaxoSmithKline plc in 99 IBS patients, treatment with solabegron, another clinical-stage beta-3 agonist, led to an increase of adequate relief of pain and discomfort associated with IBS compared to placebo at six weeks (15%, p=0.061 using last observation carried forward methodology; 22%, p=0.009 using observed cases). Significantly more female patients on active treatment reported a >50% decrease on an 11-point pain score compared to placebo, odds ratio 4.77 (p<0.05); and an increase of over one pain-free-day per week (33.5%) relative to placebo (16.8%) (p<0.05). Twenty-three percent more female patients treated with the beta-3 agonist (54%) achieved adequate relief relative to placebo (31%) (p=0.019). Twenty-five percent more patients with alternating bowel symptoms treated with the beta-3 agonist (60%) achieved adequate relief of pain relative to placebo (35%) (p=0.013). The sponsor only performed efficacy analyses on the initial six-week treatment period.

We intend to initiate a Phase 2a clinical trial of vibegron for the treatment of IBS-associated pain by the end of 2018, pending the submission of an investigational new drug application, or IND, to the FDA in this indication.

Phase 1 clinical trials and preclinical studies of vibegron

Our current development plan for vibegron includes multiple Phase 1 clinical trials to study the safety and pharmacokinetics of vibegron, including two ongoing drug-drug interaction trials (one with rifampin, an antibiotic, and a second with warfarin, an anticoagulant, and metoprolol, taken for high blood pressure), a planned crushed-tablet bioavailability study and a planned ambulatory blood pressure study.

Prior to our license of vibegron, Merck conducted 16 Phase 1 clinical trials in which a total of 465 individuals received at least one dose of vibegron. The Phase 1 program included trials evaluating the safety and pharmacokinetics of vibegron in healthy young-adult, middle-aged and elderly volunteers. The Phase 1 program included single doses up to 600 mg (eight times our proposed therapeutic dose), multiple doses up to 400 mg daily for 14 days and 150 mg daily for 28 days.

Vibegron was well tolerated throughout the Phase 1 program, including in subjects with mild, moderate and severe renal impairment and moderate hepatic impairment. There were no SAEs reported. In addition, in a thorough QTc study, vibegron showed no QTc prolongation at therapeutic or supratherapeutic doses.

Merck also conducted drug-drug interaction studies with various drugs, including tolterodine ER (anticholinergic for OAB), metoprolol and amlodipine (antihypertensive agents), diltiazem and digoxin (used for treating various heart conditions), ketoconazole (anti-fungal medication), and ethinyl estradiol and levonorgestrel (oral contraceptives). Co-administration of vibegron, which is metabolized by the CYP3A4 enzyme, with any of these drugs did not appear to result in a clinically meaningful drug-drug interaction. While CYP3A4 is likely the predominant CYP responsible for in vitro metabolism, metabolism appears to only play a minor role in the elimination of vibegron. In addition, vibegron did not appear to have a clinically meaningful impact on the pharmacokinetics of oral contraceptives or digoxin. Based on in vitro studies, vibegron is not an inhibitor of any major enzymes produced from the cytochrome P450 genes, including CYP2D6 and CYP3A4. Vibegron did not impact the pharmacokinetics of tolterodine ER (a CYP2D6 substrate) in a clinical drug-drug interaction trial, confirming that vibegron is not a CYP2D6 inhibitor. CYP2D6 and CYP3A4 are important enzymes involved in the metabolism of numerous drugs, the inhibition of which can present drug-drug interaction risk. Drug-drug interactions can lead to clinically significant increased plasma levels of interacting drugs, which may become a safety risk for patients.

In in vitro assays, vibegron was observed to be potent and highly selective for the human beta-3 adrenergic receptor. The half maximal effective concentration, or EC50, of vibegron, which is a measure of its potency, is 2.1 nanomolar, or nM, at the beta-3 adrenergic receptor, and vibegron does not appear to bind to either beta-1 or beta-2 adrenergic receptors in binding competition assays, confirming that the compound is neither an agonist nor an antagonist at beta-1 or beta-2 adrenergic receptors. In animal studies, vibegron was observed to induce relaxation in isolated rat urinary smooth bladder muscle, decrease micturition pressure in a rat bladder hyperactivity model in a dose-dependent manner and increase bladder capacity in rhesus monkeys. Additionally, Merck completed long-term animal toxicity and carcinogenicity studies of vibegron, which are studies required by the FDA prior to approval.

License agreement with Merck

In February 2017, we entered into a license agreement with Merck, as amended in April 2017, or the Merck Agreement, pursuant to which Merck granted us an exclusive, royalty-bearing, sublicenseable license under certain patents, know-how and other intellectual property controlled by Merck, to develop, manufacture and commercialize the compound that we refer to as vibegron and any and all products containing this compound for use in any human disease or condition. The exclusive license under the Merck Agreement extends to all countries and territories worldwide, except for Japan, Brunei, Cambodia, Hong Kong, Indonesia, Korea, Laos, Malaysia, Myanmar, Philippines, Singapore, Taiwan, Thailand and Vietnam, which we refer to collectively as the Excluded Asian Territories. Merck also granted us a non-exclusive license to develop and manufacture the licensed products in the Excluded Asian Territories solely for further development and/or commercialization outside of such Excluded Asian Territories.

Pursuant to the Merck Agreement, we made an upfront payment of $25.0 million to Merck. Additionally, we agreed to pay Merck up to an aggregate of $44.0 million upon the achievement of certain regulatory milestone events and up to an aggregate of $80.0 million upon the achievement of certain sales milestone events. Further, we agreed to pay Merck tiered royalties in the sub-teen double-digits on net sales of licensed products made by us, our affiliates or our sublicensees, subject to standard offsets and reductions as set forth in the Merck Agreement. Our royalty obligations apply on a product-by-product and country-by-country basis and end upon the latest of the date on which the last valid claim of the licensed patents expire, the date which the data or market exclusivity expires and 15 years after the first commercial sale of the licensed product, in each case, with respect to a given product in a given country.

We are obligated to use commercially reasonable efforts to develop and commercialize a licensed product in certain urologic indications in the United States and the European Union by certain dates, subject to requisite governmental authorizations. Additionally, after obtaining regulatory approval of a licensed product in a given country, we are obligated to use commercially reasonable efforts to commercialize and maximize the value of such licensed product in such country.

Under the Merck Agreement, we control prosecution, defense and enforcement of the licensed patents, and Merck has backup rights to prosecution, defense and enforcement with respect to any licensed patents for which we elect not to exercise such rights.

The Merck Agreement will expire on a product-by-product and country-by-country basis on the expiration of the royalty term with respect to a given licensed product in a given country, unless earlier terminated. We may terminate the Merck Agreement in its entirety, or on a country-by-country basis, for any reason, with or without cause, upon 90 days’ written notice. Merck may terminate the Merck Agreement if we or our affiliates challenge the validity of any of the licensed patents or for a change of control event that involves a competing product in the United States or at least three countries within the European Union that is not divested within a specified time frame thereafter. Either party may terminate the Merck Agreement with 90 days’ written notice for uncured material breach (or 30 days in the case of our non-payment), or immediately upon written notice in the event the other party files a voluntary petition, is subject to a substantiated involuntary petition or is otherwise declared insolvent.

In June 2017, we entered into an intellectual property purchase agreement with Roivant Sciences GmbH, or RSG, a wholly owned subsidiary of our parent company, RSL, as amended on May 22, 2018, pursuant to which we assigned all of our rights, titles, claims and interests in and to all intellectual property rights under the Merck Agreement to RSG, solely as it relates to any of our rights or obligations in China. See the section titled “Certain relationships and related party transactions—China intellectual property purchase agreement” for additional information.

Collaboration agreement with Kyorin

In August 2017, we entered into a collaboration agreement with Kyorin, or the Kyorin Collaboration Agreement, to exchange information relating to non-clinical studies and clinical trials involving vibegron conducted by each party. Pursuant to the Kyorin Collaboration Agreement, Kyorin granted us access and a right of reference to their regulatory materials (and all clinical data contained therein) to develop and commercialize vibegron worldwide (other than the Excluded Asian Territories), and we granted Kyorin access and a right of reference to our regulatory materials (and all clinical data contained therein) to develop and commercialize vibegron in the Excluded Asian Territories, including, in each case, the right to use such materials for any meeting with, or submission to, each party’s relevant government authority for the purpose of obtaining any regulatory approval for vibegron. Further, we granted Kyorin a right of first review and negotiation to obtain a license under the Japanese rights to any urology assets that we acquire during the 10-year period starting from the effective date of the Kyorin Collaboration Agreement.

Pursuant to the Kyorin Collaboration Agreement, our maximum obligation to Kyorin is $11.5 million, of which $1.0 million was paid during the year ended March 31, 2018. The remaining obligations under this agreement will be due upon the achievement of certain regulatory milestones by Kyorin in Japan and us in the United States, subject to certain conditions.

The term of the Kyorin Collaboration Agreement continues as long as both parties are developing or commercializing vibegron, unless otherwise terminated or extended. Either party may terminate the Kyorin Collaboration Agreement on 60 days’ written notice for uncured and undisputed material breach, or for the change of control of the other party.

Enzyme supply agreement with Codexis

In September 2017, we entered into a supply agreement with Codexis, Inc., or Codexis, pursuant to which Codexis agreed to supply its proprietary enzyme, currently used in the production of vibegron, to us on a non-exclusive basis. Pursuant to the agreement, we agreed to purchase from Codexis all of our requirements for such enzyme (with a minimum purchase commitment totaling $3.75 million) for use in the clinical and commercial production of vibegron worldwide (other than the Excluded Asian Territories) for the first six years after the first approved product in any of the United States, Europe or Canada. Under this agreement, Codexis granted us a non-exclusive, non-transferrable, non-sublicenseable worldwide license to use and import its proprietary enzyme to make, have made, use, import, sell and have sold vibegron worldwide (other than the Excluded Asian Territories). In consideration for these license rights, we also agreed to make a one-time $0.5 million payment upon our achievement of a regulatory milestone in any of the United States, Europe or Canada.

The term of our agreement with Codexis continues for six years after the first regulatory approval of vibegron in either the United States, Europe or Canada. We may terminate this agreement for any reason, with or without cause, following a written notice to Codexis prior to the first approved product in any of the United States, Europe or Canada. After such time, we may terminate this agreement for any reason, with or without cause, following a written notice to Codexis, but will be obligated to have met our minimum purchase obligations for that year. Either party can terminate this agreement with 60 days’ notice for uncured material breach, or with 30 days’ written notice in the event the other party files a voluntary petition, suffers or permits the appointment of a receiver for its business or assets, or is otherwise declared insolvent.

Sales and marketing

We do not currently have our own marketing, sales or distribution capabilities. In order to commercialize vibegron, if approved for commercial sale, we must develop a sales and marketing infrastructure. We intend to build a 300 to 400 person sales organization in the United States, targeting high prescribing urologists, primary care physicians and other specialists that treat high numbers of patients with urology conditions. We believe these physicians treat a majority of OAB patients and most often serve as the diagnosing and treating physicians for OAB. We may opportunistically seek strategic collaborations to maximize the commercial opportunities for vibegron inside and outside the United States.

Manufacturing

We have no experience in drug formulation or manufacturing and do not own or operate, and we do not expect to own or operate, facilities for product manufacturing, storage and distribution, or testing. While vibegron was being developed by Merck, it was also being manufactured by Merck. We expect that the vibegron drug substance transferred to us under the Merck Agreement will be sufficient for us to complete our Phase 3 EMPOWUR trial and our other currently planned clinical trials for the treatment of OAB in men with BPH and IBS-associated pain. We have also contracted with a third party to fill, finish, supply, store and distribute the vibegron drug product for such purpose.

If vibegron is approved by the FDA for commercial use, we will rely on third-party manufacturers to supply us with sufficient quantities of vibegron to be used for the commercialization of vibegron. Any material received form Merck under the Merck Agreement may only be used in preclinical and clinical work; however, Merck has agreed to reasonably assist us with a technical transfer of the manufacturing process for vibegron from Merck to us or our designee during a specified time-period. If we are unable to initiate or continue our relationships with one or more other third-party manufacturers, we could experience delays in our commercialization efforts as we locate and qualify new manufacturers.

Vibegron is a small molecule that can be manufactured using commercially available technologies. We acquired data from Merck related to the chemical synthesis and manufacturing of vibegron, and we have contracted with third-party manufacturers for commercial supplies of vibegron ingredients on a cost-efficient basis based on our understanding of the simple structure and synthesis of the compound. We currently rely on a single supplier, Codexis, for its proprietary enzyme, which we use in the production of vibegron, and we have agreed to purchase from Codexis all of our requirements for such enzyme for use in our clinical and commercial production of vibegron for the first six years after the first approval of vibegron in any of the United States, Europe or Canada. We are currently exploring alternative options for the synthesis of vibegron to enable us to identify and utilize a second source supplier. While we continue to explore these alternatives, we plan to build and maintain two years of inventory of vibegron using the Codexis enzyme prior to any regulatory approval.

Manufacturing of any product candidate is subject to extensive regulations that impose various procedural and documentation requirements, which govern recordkeeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. We expect that all of our contract manufacturing organizations will manufacture vibegron under current Good Manufacturing Practice, or cGMP, conditions. cGMP is a regulatory standard for the production of pharmaceuticals to be used in humans.

Competition

We expect mirabegron (Myrbetriq, marketed by Astellas) to be vibegron’s primary competitor for the treatment of OAB. Mirabegron is marketed for the treatment of OAB with symptoms of urge urinary incontinence, urgency and urinary frequency.

In addition to vibegron, solabegron is the only other beta-3 agonist that is in clinical development. GlaxoSmithKline plc conducted a Phase 2 clinical trial in which solabegron, dosed twice daily, demonstrated efficacy in OAB. Velicept Therapeutics, Inc., which has acquired the rights to solabegron, has developed a once-daily formulation and is advancing both its twice-daily and once-daily formulations into Phase 2b clinical trials.

In addition to solabegron, there are several other product candidates under development for the treatment of OAB. Taiho Pharmaceutical Co., Ltd. is developing TAC-302, a novel neurite outgrowth enhancer, currently in Phase 2 clinical trials in Japan. Dong-A ST Co., Ltd. is developing DA-8010, a novel anticholinergic, currently in a Phase 1 clinical trial. Taris Biomedical LLC is developing TAR-302, an intravesical drug-delivery system for trospium, an anticholinergic drug, currently in Phase 1 clinical trials. Outpost Medicine, LLC’s IND for OP-687 for OAB was accepted by the FDA in late 2017. In addition, a number of companies are developing injectable neurotoxins (biosimilar onabotulinumtoxinA, abobotulinumtoxinA, and nivobotulinumtoxinA) for OAB, and Allergan has advanced a BOTOX-based sustained release gel (RTGel) for the treatment of OAB into Phase 2 clinical development.

We also face significant competition from traditional anticholinergic drugs, which have been the standard of pharmacologic care for OAB since the approval of flavoxate in 1970 and oxybutynin in 1975. Anticholinergics continue to account for the largest share of prescriptions written for the treatment of OAB in the United States. There are a number of widely prescribed anticholinergics approved for sale in the United States, including solifenacin, tolterodine and oxybutynin. In addition, procedural therapies, such as BOTOX (marketed by Allergan) and neuromodulation are available as third-line treatments for OAB.

Drug development is highly competitive and subject to rapid and significant technological advancements. Our ability to compete will significantly depend upon our ability to complete necessary clinical trials and regulatory approval processes, and effectively market any drug that we may successfully develop. Our current and potential future competitors include pharmaceutical and biotechnology companies, academic institutions and government agencies. The primary competitive factors that will affect the commercial success of any product candidate for which we may receive marketing approval include efficacy, safety and tolerability profile, dosing convenience, price, coverage and reimbursement. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, as well as in obtaining regulatory approvals of those product candidates in the United States and in foreign countries.

Our current and potential future competitors also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

Accordingly, our competitors may be more successful than us in obtaining regulatory approval for therapies and in achieving widespread market acceptance of their drugs. It is also possible that the development of a cure or more effective treatment method for any of our indications by a competitor could render our product candidate non-competitive or obsolete, or reduce the demand for our product candidate before we can recover our development and commercialization expenses.

Intellectual property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for vibegron and any of our future product candidates, novel discoveries, product development technologies and know-how; to operate without infringing on the proprietary rights of others; and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position.

While we seek broad coverage under our existing patent applications, there is always a risk that an alteration to the products or processes may provide sufficient basis for a competitor to avoid infringing our patent claims. In addition, patents, if granted, expire and we cannot provide any assurance that any patents will be issued from our pending or any future applications or that any potentially issued patents will adequately protect our products or product candidates.

Following our execution of the Merck Agreement, as of February 3, 2017, by virtue of the license of patent rights under the Merck Agreement, we are the exclusive licensee of multiple granted U.S. patents and pending patent applications, as well as patents and patent applications in numerous foreign jurisdictions (including the United Kingdom, France, Germany, and Canada, but excluding China and the Excluded Asian Territories) relating to beta-3 agonists, including vibegron. As they relate to vibegron, these patents and patent applications cover the vibegron molecule and salts and stereoisomers thereof as a composition of matter, the use of vibegron to treat overactive bladder, urinary incontinence, UUI and urinary urgency, as well as methods of manufacturing. The patent family directed to the vibegron composition of matter and methods of use naturally expires in 2029 in the United States and in foreign jurisdictions, subject to any adjustment or extension of patent term that may be available in a particular jurisdiction. The U.S. Patent and Trademark Office, or the USPTO, has determined that one such patent within the composition of matter and methods of use patent family is entitled to 608 days of patent term adjustment. The patents and patent applications (if issued) directed to methods of manufacturing beta-3 agonists (including vibegron) and related synthetic intermediates would naturally expire between 2032 and 2034, subject to any adjustment or extension of patent term that may be available in a particular country. For example, the term of certain of the composition of matter patents for vibegron in the United States may be extended up to about five years under the patent term extension provisions of the Hatch-Waxman Act.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a period due to delay by the USPTO in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective non-provisional filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Our affiliate Roivant Sciences GmbH has applied for trademark registration in the United States for UROVANT. Under the Merck Agreement, we have the right to market vibegron worldwide (other than the Excluded Asian Territories) under the trademark(s) of our choice, subject to regulatory approval.

Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality and invention assignment agreements with our commercial partners, collaborators, employees and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies for our products or processes, or to obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future products may have an adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention.

Government regulation

FDA drug approval process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, quality control, manufacture, storage, recordkeeping, safety, effectiveness, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

We cannot market a drug product candidate in the United States until the drug has received FDA approval. The steps required before a drug may be marketed in the United States generally include the following:

•	completion of extensive nonclinical laboratory tests, animal studies, and formulation studies in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an institutional review board, or IRB, at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy of the drug for each proposed indication;

•	submission to the FDA of an NDA after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient and finished drug product are produced and tested to assess compliance with cGMP requirements; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Nonclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with federal regulations and requirements, including GLP regulations. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. If the FDA raises concerns or questions about the conduct of the trial, such as whether human research subjects will be exposed to an unreasonable health risk, the FDA will place the IND on clinical hold and the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations, including GCP requirements, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose a clinical hold or other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval at each site at which the clinical trial will be conducted. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine metabolism, pharmacokinetics, the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 clinical trials, also called pivotal or registration trials, are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 clinical trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with a potentially serious outcome and where confirmation of the result in a second trial would be practically or ethically impossible.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all nonclinical, clinical, and other testing, and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer and/or sponsor under an approved NDA are also subject to annual program user fees. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug products are reviewed within 10 to 12 months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs to treat serious conditions that the FDA determines offer significant improvement in safety or effectiveness. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP requirements is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a Risk Evaluation and Mitigation Strategy, or REMS, to ensure that the benefits of the drug outweigh the potential risks.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a risk evaluation and mitigation strategy, or REMS. A REMS can include a medication guide, a communication plan for healthcare professionals, and elements to assure safe use, such as special training and certification requirements for individuals who prescribe or dispense the drug, requirements that patients enroll in a registry, and other measures that the FDA deems necessary to assure the safe use of the drug. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs. Such supplements are typically reviewed within 10 months of receipt.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Post-approval requirements

Once an NDA is approved, a product is subject to pervasive and ongoing post-approval regulatory requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, product sampling and distribution, reporting of adverse events, and promotional activities involving the internet and social media. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, or surveillance to monitor the effects of an approved product, or restrictions on the distribution or use of the product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMP requirements after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMP requirements. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMP requirements. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacture of the product, complete withdrawal of the product from the market, or product recalls;

•	fines, warning letters, or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties;

•	consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information; and

•	the issuance of safety alerts, “Dear Healthcare Provider” letters, press releases, or other communications containing warnings or other safety information about the product.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Foreign regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales, and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Other healthcare laws

Although we currently do not have any products on the market, our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers may be subject to additional healthcare laws, regulations and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting, and physician sunshine laws. Some of our pre-commercial activities are subject to some of these laws.

The federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer or a party acting on its behalf, to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, lease of any good, facility, item, or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively PPACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid.

The federal civil and criminal false claims laws, including the federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed. Persons and entities can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, certain of our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information, and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. Penalties for federal civil False Claims Act violations may include up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, False Claims Act violations may also implicate various federal criminal statutes.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Like the federal Anti-Kickback Statute, PPACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical, and technical safeguards to protect such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, or obtain protected health information in connection with providing a service for or on behalf of a covered entity. At present, it is unclear if we would be considered a business associate subject to HIPAA based on our business activities and service offerings upon the commercialization of a product. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties.

The federal Physician Payments Sunshine Act, created under PPACA and its implementing regulations, requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to annually report information related to certain payments or other transfers of value provided to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals, and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties. Covered manufacturers are required to submit reports on aggregate payment data to the Secretary of the U.S. Department of Health and Human Services on an annual basis.

Many states have similar statutes or regulations to the above federal laws that may be broader in scope and may apply regardless of payor. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, drug pricing or marketing expenditures. These laws may differ from each other in significant ways and may not have the same effect, further complicating compliance efforts. Additionally, to the extent that we have business operations in foreign countries or sell any of our products in foreign countries and jurisdictions, including Canada or the European Union, we may be subject to additional regulation.

Because we intend to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, we intend to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which we will or may become subject. Although the development and implementation of compliance programs designed to establish internal control and facilitate compliance can mitigate the risk of violating these laws, and the subsequent investigation, prosecution, and penalties assessed for violations of these laws, the risks cannot be entirely eliminated.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements, and oversight if we become subject to a corporate integrity agreement or similar agreement, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Health reform

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to healthcare systems that could affect our future results of operations. There have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs.

In particular, PPACA has had, and is expected to continue to have, a significant impact on the healthcare industry. This law was designed to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, PPACA revises the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and imposes a significant annual fee on companies that manufacture or import certain branded prescription drug products. In January 2016, the Centers for Medicare and Medicaid Services issued a final rule regarding the Medicaid Drug Rebate Program, effective April 1, 2016, that, among other things, revises the manner in which the AMP is to be calculated by manufacturers participating in the program and implements certain amendments to the Medicaid rebate statute created under PPACA. Substantial new provisions affecting compliance have also been enacted, which may require us to modify our business practices with healthcare providers and entities, and a significant number of provisions are not yet, or have only recently become, effective.

We cannot predict the full impact of PPACA on pharmaceutical companies, as many of the reforms require the promulgation of detailed regulations implementing the statutory provisions, some of which have not yet fully occurred.

Further, there have been judicial and Congressional challenges to certain aspects of PPACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of PPACA. Since January 2017, the President of the United States has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of PPACA. While Congress has not passed repeal legislation, the Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, the President of the United States signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Congress may consider other legislation to repeal or replace elements of PPACA. Although we cannot predict the ultimate content, timing or effect of any changes to PPACA or other federal and state reform efforts, we continue to evaluate the effect that PPACA, as amended or replaced, will have on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidate.

Other legislative changes have been proposed and adopted since PPACA was enacted. In August 2011, the President of the United States signed into law the Budget Control Act of 2011, which, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2025 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the out-of-pocket cost of prescription drugs, and reform government program reimbursement methodologies for drugs.

Moreover, the Drug Supply Chain Security Act imposes obligations on manufacturers of pharmaceutical products, among others, related to product tracking and tracing, which is being phased in over several years beginning in 2015. Among the requirements of this legislation, manufacturers will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers will also be required to verify that purchasers of the manufacturers’

products are appropriately licensed. Further, under this legislation, manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Coverage and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any of our products, if and when approved. Sales in the United States will depend in part on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our therapeutic product candidates can be subject to challenge, reduction or denial by payors.

The process for determining whether a payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the United States there is no uniform policy among payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will likely be a time-consuming process If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product we develop may not be possible.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, we may need to conduct expensive studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development.

Additionally, the containment of healthcare costs (including drug prices) has become a priority of federal and state governments. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution by generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products once approved as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis. Decreases in third-party reimbursement for our products once approved or a decision by a third-party payor to not cover our products could reduce or eliminate utilization of our products and have an adverse effect on our sales, results of operations, and financial condition. In addition, state and federal healthcare reform measures have been and will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

Employees

As of June 30, 2018, we had no employees, and our wholly owned subsidiary, Urovant Sciences, Inc., or USI, had 26 employees, including 12 who are engaged in research and development activities. The employees of USI provide services to us and our subsidiaries pursuant to an intercompany services agreement by and among us, USI and our wholly owned subsidiary, Urovant Sciences GmbH, or USG.

Facilities

Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and our principal office is located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom. We also have business operations at 5151 California Avenue, Suite 250, Irvine, California 92617.

Our wholly owned subsidiary, USI, has a sublease for approximately 8,038 square feet of office space in Irvine, California for clinical research and development operations and administrative functions through February 2020. Our affiliate, RSG, leases office space in Basel, Switzerland for business development, intellectual property management and other administrative functions. Our wholly owned subsidiary, USG, may sublease space from RSG in Basel, from where we would plan to conduct business development, intellectual property management, commercial preparation and clinical research and development activities. Our affiliate, Roivant Sciences, Inc., or RSI, leases office space in New York, New York and Durham, North Carolina for clinical and non-clinical research and development operations and finance operations. We do not anticipate that USI will separately sublease space in New York or North Carolina, and the clinical research and development and other activities in those locations will be carried out by RSI at our direction and in accordance with our services agreement with RSI. See “Certain relationships and related party transactions—Affiliate services agreements” for additional information regarding the services agreements pursuant to which our affiliates provide services to us. We intend to add new facilities or expand our existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results or financial condition.

Management

Directors and executive officers

The following table sets forth information concerning our executive officers and directors, including their ages as of July 13, 2018.

Name	Age	Position

Executive officers
Keith A. Katkin*	47	Principal Executive Officer and Director; Chief Executive Officer of USI
Christine G. Ocampo*	45	Principal Financial and Accounting Officer; Senior Vice President and Chief Accounting Officer of USI
Nori Ebersole*	55	Senior Vice President and Chief Human Resources Officer of USI
Cornelia Haag-Molkenteller, M.D., Ph.D.*	60	Chief Medical Officer of USI
Michael McFadden*	50	Chief Commercial Officer of USI
Bryan E. Smith*	39	General Counsel of USI

Non-Employee Directors
Mayukh Sukhatme, M.D.	42	Chairman of our Board of Directors
Matthew Gline(1)	34	Director
Sef P. Kurstjens, M.D., Ph.D(1)	54	Director
Pierre Legault(1)	58	Director

*	Employee of our wholly owned subsidiary, USI. Such employee provides services to us pursuant to an inter-company services agreement between us and USI.
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Member of the compliance oversight committee.

Executive officers

Keith A. Katkin has served as our Principal Executive Officer since May 2018, a member of our board of directors since July 2018, and as the President and Chief Executive Officer of USI since September 2017. From March 2007 through January 2016, he was President and Chief Executive Officer of Avanir Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, where he led the company through its acquisition by Otsuka Pharmaceutical Co., Ltd. in 2015. He also served as a member of the board of directors of Avanir since 2007. Mr. Katkin joined Avanir in July 2005 as the Senior Vice President of Sales and Marketing and a member of Avanir’s executive management team. From 2004 to 2005, Mr. Katkin served as the Vice President, Commercial Development for Peninsula Pharmaceuticals, Inc., a biopharmaceutical company, until it was acquired by Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson and Johnson. Additionally, Mr. Katkin’s employment experience includes leadership roles at InterMune, Inc., Amgen Inc. and Abbott Laboratories. Mr. Katkin currently serves as director of Syndax Pharmaceuticals Inc., Novus Therapeutics, Inc. (Chairman) and Rigel Pharmaceuticals, Inc., all of which are publicly traded biopharmaceutical companies. Mr. Katkin earned a B.S. in Business and Accounting from Indiana University and an M.B.A. from the Anderson School at University of California, Los Angeles. Our board of directors believes that Mr. Katkin’s executive experience and his membership on the board of directors of several biotechnology companies qualify him to serve as a member of our board of directors.

Christine G. Ocampo has served as our Principal Financial and Accounting Officer since May 2018, and as the Senior Vice President and Chief Accounting Officer of USI since October 2017. From September 2015 to May 2017, Ms. Ocampo was the Senior Vice President and Chief Financial Officer of Otic Pharma, Ltd., until it was acquired by Novus Therapeutics, after which she served as the Chief Financial and Compliance Officer until July 2017, and as a consultant from July 2017 to October 2017. Ms. Ocampo has over 20 years of accounting and finance experience, including over 11 years as the head of Finance for publicly traded companies in the healthcare industry. From 2007 to September 2015, Ms. Ocampo served in various roles at Avanir, including Vice President of Finance, Chief Accounting Officer and Vice President of Finance, Chief Compliance Officer and Secretary. From 2001 to 2006, Ms. Ocampo served as the Senior Vice President, Chief Financial Officer, Chief Accounting Officer, Treasurer, Secretary and Vice President, Corporate Controller of Cardiogenesis Corporation (now CryoLife, Inc.), a publicly traded medical device company. From 1996 to 1997, Ms. Ocampo held a management role in Finance at Mills-Peninsula Health Systems in Burlingame, California, and from 1994 to 1996, served as an auditor for Ernst & Young LLP. Ms. Ocampo earned a B.A. in Accounting from Seattle University and is a licensed Certified Public Accountant in the state of Washington.

Nori Ebersole has served as the Senior Vice President and Chief Human Resources Officer of USI since December 2017. From September 2015 to December 2017, Ms. Ebersole was the Chief Human Resources Officer and Chief Talent Officer at Paul Hastings LLP. From April 1997 to June 2015, Ms. Ebersole served in various roles at Allergan Inc. (now Allergan plc), including most recently as Vice President, Human Resources from January 2014 to June 2015, partnering with executives globally on key strategic initiatives in the Urology, Neurology, Dermatology, Ophthalmology and Aesthetics business units. At Allergan plc, Ms. Ebersole led numerous commercial and R&D expansions, compensation planning, leadership development and retention strategies. Ms. Ebersole earned a B.S. in Business Administration from the University of Southern California Marshall School of Business.

Cornelia Haag-Molkenteller, M.D., Ph.D. has served as the Chief Medical Officer of USI since April 2018. From April 2015 to March 2018, Dr. Haag-Molkenteller was the Vice President in Clinical Development at Allergan plc, and from November 2007 to March 2015, the Vice President in Global Drug Development. While at Allergan, she led clinical development of onabotulinumtoxinA (BOTOX) for OAB and neurogenic detrusor overactivity. From 1988 to 2006, she was the Vice President of Clinical Program Leadership at Schwarz Biosciences GmbH. Dr. Haag-Molkenteller earned an M.D. and Ph.D. from Johann Wolfgang Goethe-Universität Frankfurt am Main.

Michael McFadden has served as the Chief Commercial Officer of USI since January 2018. From April 2015 to January 2017, Mr. McFadden was the Senior Vice President for Commercial at Avanir Pharmaceuticals, Inc., where he led Avanir’s sales and marketing efforts, and from May 2010 to March 2015, the Vice President of U.S. Sales and Managed Markets. From July 2007 to April 2010, Mr. McFadden was the Senior Director, Managed Markets at Amylin Pharmaceuticals Inc., and from and from 2004 to 2007, a Regional Sales Director. While at Amylin, he launched two first-in-class diabetes products. From 2001 to 2003, Mr. McFadden was a State Purchasing Director at Pharmacia Corporation (prior to its acquisition by Pfizer Inc.). Mr. McFadden has nearly 30 years of pharmaceutical commercialization experience. Since July 2017, Mr. McFadden has also been an advisor to Akhu Therapeutics, Inc. Mr. McFadden earned a B.A. in Business Administration from the University of Louisiana at Monroe.

Bryan E. Smith has served as the General Counsel of USI since April 2018. From August 2011 to April 2018, Mr. Smith was an Associate Vice President and Senior Counsel at Allergan. At Allergan, he was Chief Counsel to the Allergan Medical Division and was the lead lawyer responsible for the Urology, Neurology and Dermatology divisions. In his capacity as Senior Counsel, he was the legal advisor to Allergan’s executive management, marketing and business teams and provided counsel regarding promotional materials, regulatory requirements for investigational and approved products, regulatory submissions, product labeling, clinical trials and drug safety management. From 2008 to 2011, Mr. Smith was an attorney in the litigation department at the law firm of Gibson, Dunn & Crutcher LLP, and from 2006 to 2008, an attorney at the law firm of Morrison & Foerster LLP. From 2005 to 2006, Mr. Smith was a judicial law clerk to the Honorable Cormac J. Carney of the United States District Court for the Central District of California. He earned a B.A. in Political Science from Brigham Young University and a J.D. from the University of Southern California Law School.

Non-employee directors

Mayukh Sukhatme, M.D. has served as a chairman of our board of directors since July 2018. Since June 2018, Dr. Sukhatme has served as President of Roivant Pharma, a business unit of our controlling shareholder, RSL. Roivant Pharma is focused on end-to-end biopharmaceutical company creation, launch, and oversight. From November 2016 to June 2018, Dr. Sukhatme served as RSI’s Chief Business Officer and from April 2015 to November 2016 as Senior Vice President, Business Development. From 2000 to 2015, Dr. Sukhatme was a healthcare-focused analyst and portfolio manager for several large institutional investment firms, including both public markets and venture capital firms. His principal focus was on development-stage biotechnology and pharmaceutical companies, where he led diligence and investment decisions on numerous companies and pharmaceutical compounds across a wide variety of therapeutic areas. Dr. Sukhatme earned an M.D. from Harvard Medical School and a B.S. in Biology and a B.S. in Literature from the Massachusetts Institute of Technology. Our board of directors believes that Dr. Sukhatme’s experience in the biotechnology and pharmaceutical investment industry, service as a board member of biotechnology companies, and experience as an executive officer of a biotechnology company qualifies him to serve as a member of our board of directors.

Matthew Gline has served as a member of our board of directors since July 2018. Since September 2017, Mr. Gline has served as the Chief Financial Officer of Roivant Sciences, Inc., or RSI. Mr. Gline previously served as RSI’s Senior Vice President, Finance and Business Operations since March 2016. From April 2014 to March 2016, he was a Vice President, Fixed Income Digital Structuring, at Goldman Sachs & Co. LLC, where he focused on technology and data strategy. From May 2012 to March 2014, Mr. Gline was a co-founder of Fourthree, a risk analytics technology and consulting company. From 2008 to 2012, he served as Vice President, Enterprise Risk Management Advisory, at Barclays Capital Inc., where he provided analysis for corporate clients related to capital markets access for financing and risk management. Mr. Gline earned an A.B. in Physics from Harvard University. Our board of directors believes that Mr. Gline’s experience in finance and consulting qualifies him to serve as a member of our board of directors.

Sef P. Kurstjens, M.D., Ph.D. has served as a member of our board of directors since July 2018. From April 2013 to April 2018, Dr. Kurstjens served as Chief Medical Officer at Astellas Pharma Inc. At Astellas, Dr. Kurstjens was responsible for development, regulatory affairs, medical affairs, pharmacovigilance and quality assurance and was a member of the Corporate Executive Committee. From 2010 to 2013, Dr. Kurstjens was the President and Chief Executive Officer at Agensys, Inc., an early stage oncology Astellas affiliate. From 2007 to 2010, Dr. Kurstjens served as the Senior Vice President, Chief Medical Officer and Head, Global Drug Development at Allergan plc. Dr. Kurstjens entered the pharmaceutical industry with Sandoz Pharmaceuticals (now a Novartis International AG company) in Basel, Switzerland in 1991, and from 1993 to 2005 held positions of increasing responsibility with Pfizer Inc. in both Europe and the United States, including Vice President Worldwide Therapeutic Area Head of Gastrointestinal and Genitourinary. Dr. Kurstjens received his qualifications in medicine and physiology from University of the Witwatersrand in Johannesburg, South Africa. Our board of directors believes that Dr. Kurstjens’s experience in various research and development roles for biopharmaceutical companies qualifies him to serve as a member of our board of directors.

Pierre Legault has served as a member of our board of directors since July 2018. Mr. Legault has served on the board of directors of Poxel SA since January 2016 and has been Chairman of such board since March 2016.

Since February 2018, Mr. Legault has also served on the board of directors and as Chairman of the board of Artios Pharma Limited. Mr. Legault has also served as a director of Clementia Pharmaceuticals Inc. since January 2018 and Syndax Pharmaceuticals Inc. since January 2017. Mr. Legault has also previously served as a member of the boards of directors at Forest Laboratories, Inc., Tobira Therapeutics, Inc., NPS Pharmaceuticals, Inc., Regado Biosciences, Inc., ARMO Biosciences, Iroko Pharmaceuticals LLC, Cyclacel Pharmaceuticals Inc., Eckerd Pharmacy and NephroGenex, Inc., where he also served as the Chairman and Chief Executive Officer from 2012 to 2016. From 2010 to 2012, Mr. Legault served as the Chief Executive Officer of Prosidion Ltd., a subsidiary of Astellas, and from 2009 to 2010, he served as the Chief Financial Officer and Treasurer of OSI Pharmaceuticals, Inc. Mr. Legault also previously served as the Chief Executive Officer of Eckerd Pharmacy and Senior Executive Vice President and Chief Accounting Officer of the Rite Aid Corporation. Between 1989 and 2005, Mr. Legault held various global roles such as President, Chief Executive Officer and Chief Financial Officer at legacy companies of the Sanofi-Aventis group. Mr. Legault earned a B.B.A. in Business & International Finance from HEC Montreal, an M.B.A. in Marketing from McGill University and holds C.A. and C.P.A. diplomas. He also studied at Harvard Business School in their Graduate Executive MBA program. Our board of directors believes that Mr. Legault’s experience leading and managing a number of biopharmaceutical companies as chief executive officer qualifies him to serve as a member of our board of directors.

Family relationships

There are no family relationships between our board of directors and our executive officers.

Board of directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of five members. In accordance with our amended and restated bye-laws, our board of directors will consist of a single class of directors. Each member of our board of directors (other than a director appointed by RSL, or an RSL Director), will serve a term as determined by our shareholders and each RSL Director will serve a term as determined by RSL. In either case, if no such determination is made, each such director will serve a one-year term expiring at our next annual meeting of shareholders, subject to his or her office being vacated sooner pursuant to our amended and restated bye-laws. Our amended and restated bye-laws will provide that the authorized number of directors (being no less than five directors and no more than seven directors) may be changed only by resolution approved by a majority of our board of directors.

Director independence and controlled company exemptions

After the closing of this offering, we will be a “controlled company” within the meaning of the listing rules of The Nasdaq Global Markets, or Nasdaq. We will remain a “controlled company” so long as either more than 50% of the voting power for the election of directors is held by RSL or the RSL designated directors control all matters presented to our board of directors for a vote. As such, we intend to avail ourselves of the controlled company exemptions under the Nasdaq listing rules. As a controlled company, we will not be required to have a majority of “independent directors” on our board of directors, as defined under the Nasdaq listing rules, or to have a compensation committee or a board committee performing the board nominating function composed entirely of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may continue to rely on these exemptions so long as we are allowed to as a “controlled company.”

The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Nasdaq listing rules, which rules require that our audit committee be composed of at least three members. Under Rule 10A-3 of the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Rule 10A-3 of the Exchange Act as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing.

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that Dr. Kurstjens and Mr. Legault representing two of the five members of our board of directors, are independent, as that term is defined under the applicable rules and regulations of the U.S. Securities and Exchange Commission, or SEC, and the Nasdaq listing rules. Our board of directors has determined that Messrs. Gline and Katkin and Dr. Sukhatme and are not independent under applicable SEC and Nasdaq listing rules. We plan to comply with the corporate governance requirements of the SEC and the Nasdaq listing rules.

Committees of the board of directors

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. From time to time, the board may establish other committees to facilitate the management of our business.

Audit committee

Our audit committee consists of Messrs. Gline and Legault and Dr. Kurstjens.                 will be the chairperson of the audit committee.

Our board of directors has determined that each of Dr. Kurstjens and Mr. Legault is an independent director under the Nasdaq listing rules and is independent under Rule 10A-3 of the Exchange Act. Our board of directors has further determined that each of the members of the audit committee satisfy the financial literacy and sophistication requirements of the SEC and the Nasdaq listing rules. In addition, our board of directors has determined that                qualifies as an audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K promulgated under the U.S. Securities Act of 1933, as amended, or the Securities Act.

The principal duties and responsibilities, among others, of our audit committee include:

•

recommending and retaining an independent registered public accounting firm to serve as independent auditor to audit our financial statements, overseeing the independent auditor’s work and determining the independent auditor’s compensation;

•	approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	overseeing our risk assessment and risk management processes;

•	reviewing and ratifying all related party transactions, based on the standards set forth in our related party transactions policy;

•	reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor’s review of our quarterly financial statements; and

•

conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices.

Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.

Compensation committee

Our compensation committee consists of                 ,                 and                , each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act.                will be the chairman of the compensation committee.

The principal duties and responsibilities, among others, of our compensation committee include:

•

establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•	setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

•	exercising administrative authority under our equity incentive plan and employee benefit plans;

•	establishing policies and making recommendations to our board of directors regarding director compensation;

•	overseeing risks and exposures associated with executive and director compensation plans and arrangements;

•	reviewing and discussing with management the compensation discussion and analysis that we may be required from time to time to include in SEC filings; and

•

preparing a compensation committee report on executive and director compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of                 ,                 and                .                will be the chairman of the nominating and corporate governance committee.

The principal duties and responsibilities, among others, of our nominating and corporate governance committee will include:

•	assessing the need for new directors and identifying individuals qualified to become directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	assessing individual director performance, participation and qualifications;

•

developing, recommending, overseeing the implementation of and monitoring compliance with, our corporate governance guidelines, and periodically reviewing and recommending any necessary or appropriate changes to our corporate governance guidelines;

•	monitoring the effectiveness of the board and the quality of the relationship between management and the board; and

•	overseeing an annual evaluation of the board’s performance.

Compliance oversight committee

Our compliance oversight committee consists of                 ,                  and                 .                  will be the chairman of the compliance oversight committee.

The principal duties and responsibilities, among others, of our compliance oversight committee will include:

•	identifying our compliance officer and reviewing and assessing the compliance officer’s performance in administering our compliance program;

•	making periodic reports to the board regarding compliance matters, including reporting any substantial deviations from, or potential violations of, our compliance policies and procedures;

•	establishing internal reporting procedures for our employees to confidentially report to our compliance officer any identified issues or questions regarding our compliance program; and

•	developing, recommending, reviewing and updating our compliance policies and procedures to ensure continued compliance with the current legal and regulatory landscape in which we operate.

Code of business conduct and ethics for employees, executive officers and directors

We will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. The Code of Conduct will be available on our website at www.urovant.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation committee interlocks and insider participation

None of our directors who serve as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Director compensation

We intend to provide cash and equity-based compensation to our directors for the time and effort necessary to serve as a member of our board of directors.

We expect that our board of directors will adopt a director compensation policy for non-employee directors following the closing of this offering. Pursuant to this policy, we expect that any director who is also an employee of ours or our subsidiary will not receive any additional compensation for his or her service as a director.

During the year ended March 31, 2018, our sole director was RSL, our sole shareholder.

Executive compensation

Our named executive officers for the year ended March 31, 2018, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Keith A. Katkin, our Principal Executive Officer and President and Chief Executive Officer of USI;

•	Michael McFadden, Chief Commercial Officer of USI; and

•	Christine G. Ocampo, our Principal Financial and Accounting Officer and Senior Vice President and Chief Accounting Officer of USI.

Summary compensation table for year ended March 31, 2018

The following table sets forth information regarding compensation earned during the year ended March 31, 2018 by our named executive officers.

Name and principal position(1)	Salary	Stock awards(2)	Option awards(3)		Non-equity incentive plan compensation(4)	All other compensation(5)	Total
Keith A. Katkin(6)	$158,077	$—	$2,540,175	(7)	$330,000	$665	$3,028,917
Principal Executive Officer
Michael McFadden(8)	59,231	—	481,387		24,742	750	566,110
Chief Commercial Officer
Christine G. Ocampo(9)	121,314	—	310,741		54,196	313	486,564
Principal Financial and Accounting Officer

(1)	Each of our named executive officers is an employee of our wholly owned subsidiary, USI. Such employee provides services to us pursuant to an inter-company services agreement between us and USI.

(2)	In accordance with SEC rules, this column reflects the grant date fair value of the RSL restricted stock unit, or RSU, granted to Mr. Katkin calculated in accordance with ASC Topic 718 for stock-based compensation transactions. The RSL RSU is subject to certain performance criteria and certain liquidity-condition vesting components, as described in “—Employment arrangements and potential payments and benefits upon termination or change in control” below. As of the grant date and March 31, 2018, the liquidity events were considered not “probable” of occurring. As a result, the grant date fair value of the RSL RSU, for purposes of this table, is $0. Assuming that both of the vesting conditions to the RSL RSU were met, the value of the RSL RSU as of the grant date would have been $930,482. Mr. McFadden and Ms. Ocampo did not receive any stock awards during the year ended March 31, 2018. For a discussion of the valuation of RSL common shares as of the grant date of the RSU, see “Management’s discussion and analysis of financial condition and results of operations—Share-based compensation.”

(3)	This column reflects the full grant date fair value for options granted during the year as measured pursuant to ASC Topic 718 as share-based compensation in our consolidated financial statements. The assumptions we used in valuing options are described in Note 8 to our consolidated financial statements included elsewhere in this prospectus.

(4)	Amounts reflect cash incentive bonuses paid by us in April 2018 for the performance of services in the year ended March 31, 2018, which were based upon our board of directors’ assessment of individual performance, as well as the achievement of corporate performance goals, which included goals related to business and corporate development objectives.

(5)	Amounts reflect 401(k) matching contributions paid by us to each named executive officer.

(6)	Mr. Katkin joined USI in September 2017.

(7)	In accordance with SEC rules, this amount does not include the value of an option award for 750,000 common shares granted to Mr. Katkin on September 21, 2017, as more fully described in the table titled “Outstanding equity awards at March 31, 2018” below. This option award is subject to certain performance criteria and time-based vesting components. As of the grant date and March 31, 2018, the performance criteria were considered not “probable” of occurring. As a result, the grant date fair value of this option award, for purposes of this table, is $0. Assuming that both of the vesting conditions to the option award were met, the value of this option award as of the grant date would be $495,396.

(8)	Mr. McFadden joined USI in January 2018.

(9)	Ms. Ocampo joined USI in October 2017.

Outstanding equity awards at March 31, 2018

The following table provides information about outstanding equity awards held by each of our named executive officers at March 31, 2018. All stock options were granted under our 2017 Equity Incentive Plan, as amended.

	Option awards(1)
		Number of securities underlying unexercised options (#)
Name	Grant date	Exercisable	Unexercisable		Equity incentive plan awards: number of securities underlying unexercised unearned options(#)		Option exercise price	Option expiration date
Keith A. Katkin	9/21/2017	—	3,750,000	(2)	—		$1.03	9/21/2027
	9/21/2017	—	—		750,000	(3)	1.03	9/21/2027
	3/19/2018	—	92,250	(4)	—		1.07	3/18/2028
Michael McFadden	2/20/2018	—	700,000	(5)	—		1.07	2/19/2028
Christine G. Ocampo	11/20/2017	—	500,000	(6)	—		0.97	11/19/2027

(1)	All option awards listed in this table were granted pursuant to our 2017 Equity Incentive Plan, as amended, the terms of which are described below under “—2017 Equity Incentive Plan.”

(2)	This stock option vests over a period of four years, with 25% of the common shares underlying the option vesting on the first anniversary of the option grant date, and the remainder vesting in 12 equal quarterly installments thereafter, subject to Mr. Katkin’s continuous service through the relevant vesting dates.

(3)	This stock option vests upon the satisfaction of both the time-based vesting condition set forth in the first sentence of footnote (2) and an anti-dilution performance vesting condition. The latter condition requires that until such point that we have cumulatively raised an aggregate of $200 million in capital (including capital contributions from RSL or otherwise), if we are to issue new common shares, this option will vest (subject to time-based vesting) with respect to the portion of the option equal to a number of shares equal to 5% of the total common shares issued and outstanding in excess of 75,000,000 (excluding any common shares that become issued and outstanding through the exercise or vesting of outstanding equity awards after September 21, 2017). Any portion of the option that has not satisfied this anti-dilution performance vesting condition at the time when the capital-raising goal has been met will be forfeited.

(4)	This stock option vests over a period of four years, with 25% of the common shares underlying the option vesting on March 14, 2019, and the remainder vesting in 12 equal quarterly installments thereafter, subject to Mr. Katkin’s continuous service through the relevant vesting dates.

(5)	This stock option vests over a period of four years, with 25% of the common shares underlying the option vesting on January 22, 2019, and the remainder vesting in 36 equal monthly installments thereafter, subject to Mr. McFadden’s continuous service through the relevant vesting dates.

(6)	This stock option vests over a period of four years, with 25% of the common shares underlying the option vesting on October 5, 2018, and the remainder vesting in 36 equal monthly installments thereafter, subject to Ms. Ocampo’s continuous service through the relevant vesting dates.

Employment arrangements and potential payments and benefits upon termination or change in control

Keith A. Katkin

In September 2017, our wholly owned subsidiary, USI, entered into an employment agreement with Mr. Katkin, pursuant to which he serves as its President and Chief Executive Officer. The agreement provides for an annual base salary of $300,000, which may be increased from time to time in the discretion of our board of directors. Mr. Katkin will be eligible to earn an annual discretionary cash bonus with a target of 150% of base salary based on our board of directors’ assessment of his individual performance, as well as overall company performance. With respect to the year ended March 31, 2018, Mr. Katkin was eligible to receive a guaranteed cash bonus equal to $300,000 (Mr. Katkin’s actual bonus for such year equaled $330,000), subject to his employment through March 31, 2018. Mr. Katkin is eligible to participate in benefit plans and arrangements made available to similarly situated executives.

In September 2017, pursuant to his employment agreement, we granted Mr. Katkin an option to purchase 3,750,000 common shares, with an exercise price of $1.03 per share with 25% of the shares vesting in September 2018, and the remainder vesting quarterly over three years from September 2018. We concurrently also granted Mr. Katkin an option to purchase 750,000 common shares, with an exercise price of $1.03 per share, or the anti-dilution option, with the terms of his vesting as set forth above in the table titled “Outstanding Equity Awards at March 31, 2018.” In the event that we issue more than an aggregate of 15,000,000 common shares (excluding any common shares that become issued and outstanding through the exercise or vesting of outstanding equity awards after the date hereof), or the share cap, before we have raised an aggregate of $200 million from any source (including capital contributions from RSL or otherwise), then Mr. Katkin will receive one or more additional option grants equal to 5% of the excess amount over the share cap. Such options will vest over a period of four years, with 25% of the common shares underlying the options vesting on the first anniversary of the option grant date and the remaining common shares vesting in 12 equal quarterly installments thereafter. In addition, on each six-month anniversary of Mr. Katkin’s employment start date, he is eligible to receive an option award equal to 5% of the net positive number of equity awards that were granted by us to individuals (other than Mr. Katkin) in the prior six-month period less any such equity awards that were forfeited during that period, provided that the cumulative net number of equity grants issued since Mr. Katkin’s start date (excluding the awards issued to Mr. Katkin) compared to the number of such equity awards forfeited is positive at the time of measurement, and until such time as we have raised $200 million (including capital contributions from RSL or otherwise). Such options will vest over a period of four years, with 25% of the common shares underlying the options vesting on the first anniversary of the option grant date and the remaining common shares vesting in 12 equal quarterly installments thereafter. The first such award granted pursuant to the terms of this provision is set forth above in the table titled “Outstanding Equity Awards at March 31, 2018.” Upon a change of control (as defined in the employment agreement), any then-unvested portion of Mr. Katkin’s unvested options, other than any portion of an anti-dilution option that has not met the dilution performance condition, will vest in full. In October 2017, pursuant to his employment agreement, Mr. Katkin was granted an equity award of 66,845 restricted stock units in RSL. The restricted stock units will vest to the extent certain performance criteria are achieved and certain liquidity conditions are satisfied within eight years of the grant date.

Mr. Katkin’s employment is at-will and may be terminated at any time, with or without cause, provided that Mr. Katkin must provide us with at least three months’ notice of intention to resign other than for “good reason” (as defined in the employment agreement). If Mr. Katkin’s employment is terminated without “cause” (as defined in the employment agreement) or by Mr. Katkin for good reason, then, subject to the delivery and effectiveness of a waiver and release of claims, he will be entitled to receive: (a) a lump sum payment equal to the sum of his base salary and target bonus (or, if such termination occurs within 24 months following the consummation of a change of control, two times the sum of his base salary and target bonus); (b) reimbursement of COBRA premiums for the first 36 months of COBRA coverage or a direct taxable cash payment of equivalent value, if the COBRA reimbursement is not permitted pursuant to applicable law; and (c) vesting of 100% of his then-unvested equity awards, other than any portion of his anti-dilution option that has not met the dilution performance condition. If Mr. Katkin’s employment is terminated due to death or “disability” (as defined in the employment agreement), Mr. Katkin (or his estate) will be paid an amount equal to his target bonus. Following the closing of this offering, if any amounts would constitute a parachute payment within the meaning of Section 280G of the Internal Revenue Code, or the Code, and be subject to the excise tax imposed by Section 4999 of the Code, the amounts will either be paid in full (and subject to the excise tax), or cut back so that no excise tax applies, whichever would put Mr. Katkin in a better after-tax position.

Michael McFadden

In January 2018, our wholly owned subsidiary, USI, entered into an offer letter with Mr. McFadden, pursuant to which he serves as its Chief Commercial Officer. The agreement provides for an annual base salary of $300,000, which may be increased from time to time in the discretion of our board of directors. Mr. McFadden is eligible to earn an annual discretionary cash bonus with a target of 40% of base salary based on our board of directors’ assessment of his individual performance, as well as overall company performance. Mr. McFadden is eligible to participate in benefit plans and arrangements made available to all full-time employees. In February 2018, we granted Mr. McFadden an option to purchase 700,000 common shares, with an exercise price of $1.07 per share with 25% of the shares vesting in January 2019 and the remainder vesting monthly over 36 months from January 2019. Mr. McFadden’s employment is at-will and may be terminated at any time, with or without cause.

Christine G. Ocampo

In September 2017, our wholly owned subsidiary, USI, entered into an offer letter with Ms. Ocampo, pursuant to which she serves as its Senior Vice President and Chief Accounting Officer. The offer letter provides for an annual base salary of $250,000, which may be increased from time to time in the discretion of our board of directors. Ms. Ocampo is eligible to earn an annual discretionary cash bonus with a target of 40% of base salary based on our board of directors’ assessment of her individual performance as well as overall company performance. Ms. Ocampo is eligible to participate in benefit plans and arrangements made available to all full-time employees. In November 2017, we granted Ms. Ocampo an option to purchase 500,000 common shares, with an exercise price of $0.97 per share with 25% of the shares vesting in October 2018 and the remainder vesting monthly over 36 months from October 2018. Ms. Ocampo’s employment is at-will and may be terminated at any time, with or without cause.

2017 Equity Incentive Plan

In June 2017, our board of directors and our shareholder adopted our 2017 Equity Incentive Plan, or the 2017 Plan, which originally provided for the issuance of up to a maximum of 7,500,000 common shares. In                 2018, our board of directors amended the 2017 Plan and our shareholder ratified such amendment. The 2017 Plan, as amended, will become effective upon the execution of the underwriting agreement related to this offering. The description of the 2017 Plan set forth below, reflects the 2017 Plan, as amended. Our 2017 Plan provides for the grant of incentive options within the meaning of Section 422 of the Code to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. The 2017 Plan also provides for the grant of performance cash awards to our employees, consultants and directors.

Authorized shares

The maximum number of common shares that may be issued under the 2017 Plan is                shares. The number of common shares reserved for issuance under the 2017 Plan will automatically increase on April 1 of each year, for a period of ten years, from April 1, 2019 continuing through April 1, 2028, by                % of the total number of our common shares outstanding on March 31 of the preceding fiscal year, or a lesser number of shares as may be determined by our board of directors. The maximum number of common shares that may be issued pursuant to the exercise of incentive options under the 2017 Plan is                .

Shares issued under the 2017 Plan may be authorized but unissued or reacquired common shares. Shares subject to stock awards granted under the 2017 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of common shares available for issuance under the 2017 Plan. Additionally, common shares issued pursuant to stock awards under the 2017 Plan that we repurchase or that are forfeited, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under the 2017 Plan.

Administration

Our board of directors, or a duly authorized committee thereof, will have the authority to administer the 2017 Plan. Our board of directors will delegate its authority to administer the 2017 Plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees other than officers to receive specified stock awards and (2) determine the number of our common shares to be subject to such stock awards. Subject to the terms of the 2017 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of common shares subject to each stock award, the fair market value of a common share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under the 2017 Plan.

The administrator has the power to modify outstanding awards under our 2017 Plan. Subject to the terms of the 2017 Plan, the administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Performance awards

The 2017 Plan permits the grant of performance-based stock and cash awards. To enable us to grant performance-based awards that will qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

Changes to capital structure

In the event there is a specified type of change in our capital structure, such as a split, reverse split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under our 2017 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options and (4) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions

The 2017 Plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale of all or substantially all of the assets of our company, the direct or indirect acquisition by an person or persons acting as a group of ownership of shares representing a majority of the then outstanding share capital of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

•	arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us;

•	cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award; or

•

make a payment, in such form as determined by the administrator, equal to the excess, if any, of the value of the property that would have been received if such award was exercised immediately prior to the effective time of the corporate transaction over any exercise price payable.

The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award.

Change in control

The administrator may provide, in an individual award agreement or in any other written agreement between us and the participant, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

Plan amendment or termination

Our board has the authority to amend, suspend, or terminate the 2017 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Unless terminated sooner by our board, the 2017 Plan will automatically terminate on the day before the tenth (10th) anniversary of the earlier of (1) the date the 2017 Plan was adopted by our board, or (2) the date the 2017 Plan was approved by our shareholder. No incentive options may be granted after the tenth anniversary of the date our board of directors adopted the 2017 Plan.

2018 Employee Share Purchase Plan

Our board has adopted and our shareholders have approved our 2018 Employee Share Purchase Plan, or the 2018 ESPP.

Share Reserve. The maximum number of common shares that may be issued under our 2018 ESPP is                  common shares. Additionally, the number of common shares reserved for issuance under our 2018 ESPP will automatically increase on April 1 of each year, beginning on April 1, 2019 and continuing through and including April 1, 2028, by the lesser of (1)                 % of the total number of common shares outstanding on March 31 of the preceding fiscal year, (2)                 common shares or (3) such lesser number of common shares as determined by our board of directors. Common shares subject to purchase rights granted under our 2018 ESPP that terminate without having been exercised in full will not reduce the number of common shares available for issuance under our 2018 ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, will administer our 2018 ESPP. Our board of directors has delegated its authority to administer our 2018 ESPP to our compensation committee under the terms of the compensation committee’s charter.

Limitations. Our employees, including executive officers, and the employees of any of our designated affiliates will be eligible to participate in our 2018 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in our 2018 ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase common shares under our 2018 ESPP (a) if such employee immediately after the grant would own shares possessing 5% or more of the total combined voting power or value of all classes of our common shares or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our shares for each calendar year that the rights remain outstanding.

Our 2018 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which common shares will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2018 ESPP.

A participant may not transfer purchase rights under our 2018 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2018 ESPP.

Payroll Deductions. Our 2018 ESPP permits participants to purchase common shares through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the common shares will be 85% of the lower of the fair market value of our common shares on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase common shares. Participation ends automatically upon termination of employment with us or our designated affiliates, as applicable.

Corporate Transactions. In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment and Termination. Our board of directors has the authority to amend, suspend or terminate our 2018 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our shareholders. Our 2018 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of our 2018 ESPP.

Rule 10b5-1 sales plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

Certain relationships and related party transactions

The following is a description of transactions since our inception on January 27, 2016 to which we have been a participant and in which (1) the amount involved exceeded or will exceed $120,000, and (2) any of our directors, executive officers or holders of more than 5% of our share capital, or any members of their immediate family, had or will have a direct or indirect material interest.

Affiliate services agreements

We have entered into services agreements with each of Roivant Sciences, Inc. and Roivant Sciences GmbH, wholly owned subsidiaries of our controlling shareholder RSL, each as further described below. Pursuant to these services agreements, during the years ended March 31, 2017 and 2018, we incurred expenses of $1.0 million and $6.3 million, respectively, inclusive of the mark-up under these agreements.

Roivant Sciences, Inc. Services Agreement

Effective as of July 9, 2018, we and our wholly owned subsidiaries, USI and USG, entered into an amended and restated services agreement with RSI, a wholly owned subsidiary of RSL, or the RSI Services Agreement, pursuant to which RSI provides us with services in relation to the identification of potential product candidates, project management of clinical trials and other development, administrative and financial activities. Following the closing of this offering, we expect that our reliance on RSI will decrease over time as we, USI, USG and any other future subsidiary of ours continue to hire the necessary personnel to manage the development and potential commercialization of vibegron or any future product candidates.

Under the terms of the RSI Services Agreement, we are obligated to pay or reimburse RSI for the costs it, or third parties acting on its behalf, incur(s) in providing services to us. In addition, we are obligated to pay to RSI a pre-determined mark-up on costs incurred by it in connection with any general and administrative and support services as well as research and development services.

Administrative and support services include, but are not limited to, payroll, general administrative, corporate and public relations, investor relations, financial marketing, activities in connection with raising capital, accounting and auditing, tax, health, safety, environmental and regulatory affairs, staffing and recruiting, benefits, information and technology services, purchasing and legal services. Research and development services include, but are not limited to, drug discovery and development from target identification through regulatory approval.

Under the RSI Services Agreement, RSI has agreed to indemnify us, USI and USG, and each our respective officers, employees and directors against all losses arising out of, due to or in connection with the provision of services (or the failure to provide services) under the RSI Services Agreement, subject to certain limitations set forth in the RSI Services Agreement. In addition, we, USI and USG have agreed to indemnify RSI and its affiliates and their respective officers, employees and directors against all losses arising out of, due to or in connection with the receipt of services under the RSI Services Agreement, subject to certain limitations set forth in the RSI Services Agreement. Such indemnification obligations will not exceed the payments made by us, by USI and by USG under the RSI Services Agreement for the specific service that allegedly caused or was related to the losses during the period in which such alleged losses were incurred. The term of the RSI Services Agreement will continue until terminated upon 90 days’ written notice by RSI or by either USI or USG with respect to the services either such party receives thereunder.

Roivant Sciences GmbH Services Agreement

Effective as of July 9, 2018, USG entered into an amended and restated services agreement with RSG, a wholly owned subsidiary of RSL, or the RSG Services Agreement, pursuant to which RSG provides USG various services, including, but not limited to, the identification of potential additional product candidates, project management of clinical trials and other development, administrative and financial activities. Following the closing of this offering, we expect that reliance on RSG by USG will decrease over time as USG hires the necessary personnel to manage the development and potential commercialization of vibegron.

Under the terms of the RSG Services Agreement, USG is obligated to pay or reimburse RSG for the costs it, or third parties acting on its behalf, incur(s) in providing services to us. In addition, USG is obligated to pay to RSG a pre-determined mark-up on costs incurred by it in connection with any general and administrative and support services as well as research and development services.

Administrative and support services include, but are not limited to, payroll, general administrative, corporate and public relations, investor relations, financial marketing, activities in connection with raising capital, accounting and auditing, tax, health, safety, environmental and regulatory affairs, staffing and recruiting, benefits, information and technology services, purchasing and legal services. Research and development services include, but are not limited to drug discovery and development from target identification through regulatory approval.

Under the RSG Services Agreement, RSG has agreed to indemnify USG, and each of its officers, employees and directors against all losses arising out of, due to or in connection with the provision of services (or the failure to provide services) under the RSG Services Agreement, subject to certain limitations set forth in the RSG Services Agreement. USG has also agreed to indemnify RSG and its affiliates and their respective officers, employees and directors against all losses arising out of, due to or in connection with the receipt of services under the RSG Services Agreement, subject to certain limitations set forth in the RSG Services Agreement. Such indemnification obligations will not exceed the payments made by USG under the RSG Services Agreement for the specific service that allegedly caused or was related to the losses during the period in which such alleged losses were incurred. The term of the RSG Services Agreement will continue until terminated by RSG or USG upon 90 days’ written notice.

RSL information sharing and cooperation agreement

In July 2018, we entered into an information sharing and cooperation agreement, or the Cooperation Agreement, with RSL. The Cooperation Agreement, among other things: (1) obligates us to deliver to RSL periodic financial statements and other information upon reasonable request and to comply with other specified financial reporting requirements; (2) requires us to supply certain material information to RSL to assist it in preparing any future SEC filings; and (3) requires us to implement and observe certain policies and procedures related to applicable laws and regulations. We agreed to indemnify RSL and its affiliates and their respective officers, employees and directors against all losses arising out of, due to or in connection with RSL’s status as a shareholder under the Cooperation Agreement and the operations of or services provided by RSL or its affiliates or their respective officers, employees or directors to us or any of our subsidiaries, subject to certain limitations set forth in the Cooperation Agreement. No amounts have been paid or received under this agreement; however, we believe this agreement is material to our business and operations.

Subject to specified exceptions, the Cooperation Agreement will terminate upon the earlier of (1) the mutual written consent of the parties or (2) the later of when RSL is no longer (a) required by U.S. GAAP to consolidate our results of operations and financial position, account for its investment in us under the equity method of accounting or, by any rule of the SEC, include our separate financial statements in any filings it may make with the SEC and (b) has the right to elect directors constituting a majority of our board of directors.

Data sharing agreement

On May 22, 2018, our wholly owned subsidiary, USG, entered into a data sharing agreement, or the Data Sharing Agreement, with Datavant, Inc., or Datavant, a subsidiary of our parent company, RSL. Pursuant to this Data

Sharing Agreement, USG granted to Datavant a royalty-free, worldwide (excluding jurisdictions prohibited by the United States government), non-exclusive, irrevocable license to all data, subject to certain exceptions set forth in the Data Sharing Agreement, collected as part of clinical trials (but not prior to completion of such clinical trials and the publication or presentation of the data generated in connection with such clinical trials) or other patient-level data that is owned or licensed by USG or its wholly owned subsidiaries and all other data mutually agreed by USG and Datavant, solely for Datavant to (1) use such data to develop its data or other analytics products, or the Datavant Products, or (2) provide such data to third parties, subject to the limitations and conditions set forth in the Data Sharing Agreement, including limitations on providing such data to any third party that competes with USG. Pursuant to the Data Sharing Agreement, Datavant granted to USG a royalty-free, worldwide (excluding jurisdictions prohibited by the United States government), non-exclusive, irrevocable license to use all data, subject to certain exceptions set forth in the Data Sharing Agreement, owned or licensed by Datavant and applicable Datavant Products for such specified purposes as set forth in the Data Sharing Agreement. No amounts have been paid or received under this agreement, however, we believe this agreement is material to our business and operations.

Each of USG and Datavant has agreed to indemnify the other and their respective officers, employees and directors from and against any and all losses arising out of, due to or in connection with licensed data provided by USG or Datavant, as applicable, to the other party under the Data Sharing Agreement. The Data Sharing Agreement has an initial term of two years and will automatically renew annually thereafter, subject to 30 days’ written notice of termination by either party. In addition, either party may terminate (1) upon a change of control of either party upon 60 days’ written notice or (2) upon 90 days’ written notice for an uncured material breach by the other party.

China IP purchase agreement

In June 2017, we entered into an intellectual property purchase agreement with RSG, a wholly owned subsidiary of our parent company, RSL, as amended on May 22, 2018, pursuant to which we assigned all of our rights, titles, claims and interests in and to all intellectual property rights under the Merck Agreement to RSG, solely as it relates to any of our rights or obligations in China for an aggregate purchase price of approximately $1.8 million. The assignment is subject to the terms of the Merck Agreement, and RSG is obligated to make royalty and milestone payments owed under the Merck Agreement to us, to the extent such payment obligations arise from the development, regulatory approval or sales of vibegron product in China. In connection with this assignment, we also entered into a separate collaboration agreement with RSG in June 2018, setting forth the parties’ respective rights and obligations to each other in connection with the development of vibegron in their respective territories.

RSL registration rights agreement

In July 2018, we entered into a registration rights agreement with RSL. After the closing of this offering, pursuant to the terms of this agreement, RSL will be entitled to rights with respect to the registration of their common shares under the Securities Act, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see the section titled “Description of share capital—Registration rights.”

Employment arrangements

Each of our executive officers is employed by our wholly owned subsidiary, USI, and provides services to us pursuant to an inter-company services agreement between us and USI. USI has an employment agreement or offer letter with each of our executive officers that sets forth the initial terms and conditions of employment.

For additional information regarding these employment arrangements, see the section titled “Executive compensation—Employment arrangements and potential payments and benefits upon termination or a change in control.”

Other transactions

We have granted and intend to continue to grant equity awards to our executive officers and directors. For a description of these equity awards, see the section titled “Executive compensation.”

Indemnification agreements

In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Bermuda law. See the section titled “Description of share capital—Indemnification of directors and officers” for additional information regarding indemnification under Bermuda law and our amended and restated bye-laws.

Related person transaction policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including RSL, and any of their respective immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct that we expect to adopt prior to the closing of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

Principal shareholders

The following table sets forth the beneficial ownership of our common shares as of March 31, 2018 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

The percentage ownership information before the offering is based upon 75,000,000 common shares outstanding as of June 30, 2018. The percentage ownership information after the offering assumes the sale and issuance of                common shares in this offering and no exercise by the underwriters of their option to purchase additional common shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common shares issuable pursuant to the exercise of options that are either immediately exercisable or exercisable on or before May 30, 2018, which is 60 days after March 31, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons or entities listed in the table is c/o Urovant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Name of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before Offering	After Offering

5% shareholders
Roivant Sciences Ltd.(1)	75,000,000	100%

Named executive officers and directors
Keith A. Katkin	—	—
Michael McFadden	—	—
Christine G. Ocampo	—	—
Mayukh Sukhatme, M.D.	—	—
Matthew Gline	—	—
Sef P. Kurstjens, M.D., Ph.D.	—	—
Pierre Legault	—	—
All current directors and executive officers as a group (10 persons)	—	—

(1)

Consists of 75,000,000 common shares directly owned by Roivant Sciences Ltd. (“RSL”). Under RSL’s internal governance arrangements, dispositive decisions of RSL require approval by a majority of the directors of RSL, including (a) at least two independent directors (as defined in RSL’s internal governance documents) or (b) if there is only one independent director, that sole independent director. Vivek Ramaswamy, Ilan Oren, Keith Manchester, Akshay Naheta, Patrick Machado and Andrew Lo comprise the board of directors of RSL. Patrick Machado and Andrew Lo are each currently serving as independent directors of RSL and therefore may each be deemed to share dispositive power over, and to be an indirect beneficial owner of, our common shares directly beneficially owned by RSL. In addition, RSL’s internal governance documents provide that four principal shareholders of RSL, Dexxon, Viking, QVT and SVF (each as defined below), voting unanimously, have the right to override certain decisions of the board of directors of RSL, including with respect to dispositions of our common shares. Accordingly, Dexxon Holdings Limited, Dexcel Pharma Technologies Ltd. and their sole shareholder, Dan Oren (collectively, “Dexxon”), Viking Global Investors LP, Viking Global Performance LLC, Viking Global Equities LP, Viking Global Equities II LP, VGE III Portfolio Ltd., Viking Long Fund GP LLC, Viking Long Fund Master Ltd., Viking Global Opportunities GP LLC, Viking Global Opportunities Portfolio GP LLC, Viking Global Opportunities Illiquid Investments Sub-Master LP, O. Andreas Halvorsen, Rose S. Shabet and David C. Ott (collectively, “Viking”), QVT Financial LP, QVT Financial GP LLC, QVT Associates GP LLC and QVT Fund V LP (collectively, “QVT”) and SVF Investments (UK) Limited, SVF Holdings (UK) LLP, SoftBank Vision Fund L.P. and SVF GP (Jersey) Limited (collectively, “SVF”, and together with Dexxon, Viking and QVT, the “Major Shareholders”) may each be deemed to have shared dispositive power, and therefore, beneficial ownership, over our common shares owned directly by RSL. Each of the Major Shareholders and each of their affiliates thereof named above disclaims beneficial ownership in the common shares owned by RSL except to the extent of their pecuniary interest therein. The principal business address of Dr. Lo, Mr. Machado and RSL is Suite 1, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB, United Kingdom. The principal business address of Dexxon and Mr. Oren is 1 Dexcel Street, Or Akiva 30600000, Israel. The principal business address for QVT (other than QVT Fund V LP) is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The registered office for QVT Fund V LP is located at 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The principal business address for Viking is 55 Railroad Avenue, Greenwich, Connecticut 06830. The principal business address for SVF is 69 Grosvenor Street, London, United Kingdom W1K 3JP, other than SVF GP (Jersey) Limited, whose principal business address is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH.

Description of share capital

The following description of our share capital and provisions of our memorandum of association and amended and restated bye-laws are summaries. You should also refer to the memorandum of association and the amended and restated bye-laws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 51141. We were incorporated on January 27, 2016 under the name Roivant PPS Holdings Ltd. We changed our name to Thalavant Sciences Ltd. in November 2016 and Urovant Sciences Ltd. in January 2017. Our principal office is located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom, and our registered office is located in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. We also have business operations at 5151 California Avenue, Suite 250, Irvine, California 92617.

The objects of our business are unrestricted, and Urovant Sciences Ltd. has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Since our incorporation, other than a subdivision of our authorized and issued share capital, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company that have occurred during the last or current financial years.

Initial settlement of our common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities registered through DTC’s book-entry transfer system. Each person beneficially owning common shares registered through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.

Share capital

Immediately following the closing of this offering, our authorized share capital will consist of 1,000,000,000 common shares, $0.00001 par value per common share. As of March 31, 2018, we had 75,000,000 common shares issued and outstanding. All of our issued and outstanding common shares prior to the closing of this offering are fully paid. Pursuant to our amended and restated bye-laws, subject to the requirements of Nasdaq, and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares provided our common shares remain listed on an appointed stock exchange, which includes Nasdaq.

Common shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares, subject to the limitations described below. Unless a different majority is required by law or by our amended and restated bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of the votes cast at a meeting at which a quorum is present.

Other than as set forth in our amended and restated bye-laws, shareholder voting rights may only be altered with the consent of our shareholders as set forth under “—Variation of rights” below.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference shares

Pursuant to Bermuda law and our amended and restated bye-laws, our board of directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of our company.

Dividend rights

Under Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of section 54 of the Bermuda Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our amended and restated bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. We do not anticipate paying cash dividends in the foreseeable future.

Variation of rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 75% of the issued shares of that class; or (2) with the sanction of a resolution passed by a simple majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum is present. Our amended and restated bye-laws specify that the creation or issue of shares ranking equally with existing preference shares will not, unless expressly provided by the terms of issue of existing preference shares, vary the rights attached to existing preference shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preference shares, to vary the rights attached to any other class or series of preference shares.

Transfer of shares

Our board of directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share on the basis that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require and must refuse to register the transfer unless all applicable consents, authorizations and permissions of any governmental agency or body in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our amended and restated bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept or in accordance with the rules of the exchange on which the common shares are listed. If required, the instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year, which we refer to as the annual general meeting. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our amended and restated bye-laws provide that our principal executive officer or the chairperson or any two directors or any director and the secretary or board of directors may convene an annual general meeting and our principal executive officer or the chairperson or any two directors or any director and the secretary or our board of directors may convene a special general meeting. Under our amended and restated bye-laws, at least 14 days’ notice of an annual general meeting or ten days’ notice of a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (1) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (2) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. A quorum will be present at any general meeting of shareholders if holders of a majority of the aggregate voting power of our issued and outstanding shares entitled to vote at the meeting are present, in person or by proxy.

The chairperson of our board of directors will chair all general meetings at which such individual is present.

Access to books and records and dissemination of information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s amended and restated

memorandum of association, including its objects and powers, and certain alterations to the amended and restated memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and removal of directors

Our amended and restated bye-laws will provide that our board of directors shall consist of such number of directors (not being less than five directors or more than seven directors) as the board of directors may determine. Upon the closing of this offering, our board of directors will consist of a single class of five directors. Prior to the first date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, RSL will be entitled to appoint two directors, or the RSL Directors, by notice to us, each of whom will have three votes for each matter presented to the board of directors or any duly authorized committee thereof, other than our audit committee. Each member of our audit committee will have one vote on all matters presented. All other duly executed directors will have one vote for each matter presented to the board of directors or any duly authorized committee thereof. Each member of our board of directors (other than an RSL Director), will serve a term as determined by our shareholders and each RSL Director will serve a term as determined by RSL. In either case, if no such determination is made, each such director will serve a one-year term expiring at our next annual meeting of shareholders, subject to his or her office being vacated sooner pursuant to our amended and restated bye-laws.

A shareholder holding at least 3% of the common shares in issue, or a group of not more than 20 shareholders holding at least an aggregate 3% of the common shares in issue, who in each case have held such shares for at least three years, may propose for election as a director (other than an RSL Director) someone who is not an existing director or is not proposed by our board of directors. Where a director is to be elected at an annual general meeting, notice of any such proposal for election must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not less than 30 days before or after such anniversary the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than seven days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made; or, alternatively, if the special general meeting is held upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings, must be given in the requisition of special general meeting.

A director (other than an RSL Director) may be removed, with or without cause, by the shareholders, either by a notice to that effect signed by the holders of a majority of the aggregate voting rights of the issued and outstanding shares, and delivered to us, or by a resolution passed in a shareholders meeting convened on notice to remove the director given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal. Prior to the first date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, directors appointed by RSL may be removed, with or without cause, by RSL upon written notice to us. On or after the date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, any director may be removed, with or without cause, by the shareholders, either by a joint written notice to us to that effect signed by the holders of a majority of the aggregate voting power of our issued and outstanding shares or by a resolution passed in a shareholders meeting convened on notice to remove the director and given to the director, as set out above.

Proceedings of board of directors

Our amended and restated bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our amended and restated bye-laws or Bermuda law that our directors must retire at a certain age.

The compensation of our directors will be determined by the board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other reasonable out-of-pocket expenses properly incurred by them in connection with our business or their duties as directors.

A director who discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law will not be entitled to vote in respect of any such contract or arrangement in which he or she is interested unless the chairman of the relevant meeting of the board of directors determines that such director is not disqualified from voting.

The chairperson of our board of directors will chair all meetings of the board of directors at which such individual is present. Prior to the date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, the chairperson of our board of directors will be an RSL Director designated to us by duly executed notice from RSL. On or after the date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, the chairperson of our board of directors will be elected by the directors.

Indemnification of directors and officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

Our amended and restated bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. Our amended and restated bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.

Amendment of memorandum of association and bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our amended and restated bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our amended and restated bye-laws provide that the approval of the amalgamation or merger agreement by 75% of the voting power of holders of common shares voting at a meeting shall be sufficient (other than in respect of any amalgamation or merger constituting a “business combination”), and the quorum for such meeting shall be persons holding or representing more than 50% of the issued voting shares.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Business combinations

Although the Companies Act does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we have included these provisions in our bye-laws. Specifically, our bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•

prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and voting shares outstanding at the time the transaction commenced; or

•

after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual general meeting or special general meeting of shareholders by the affirmative vote of at least 66 2/3% of our issued and outstanding voting shares voted at the general meeting that are not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes recapitalizations, mergers, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our issued and outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.

Shareholder suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our amended and restated bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.

Capitalization of profits and reserves

Pursuant to our amended and restated bye-laws, our board of directors may (1) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or

(2) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Untraced shareholders

Our amended and restated bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain provisions of Bermuda law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermudan dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermudan dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between residents and non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes Nasdaq. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority. We have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

Registration rights

In July 2018, we entered into a registration rights agreement with RSL, which provides RSL with certain registration rights. The registration of our common shares pursuant to the exercise of registration rights described below would enable RSL to sell these common shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and transfer taxes, of the shares registered pursuant to the piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specific conditions, to limit the number of shares shareholders may include pursuant to such registration rights. The piggyback and Form S-3 registration rights described below will expire upon the earlier of (1) five years after the effective date of the registration statement, of which this prospectus forms a part, (2) at such time as a shareholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period or (3) in the event of a change of control or liquidation of our company.

Piggyback registration rights

In connection with this offering, RSL is entitled to, and has waived, its right to include their common shares in this offering. If we propose to register the offer and sale of any of our securities under the Securities Act either for our own account or for the account of other shareholders, RSL will be entitled to certain “piggyback” registration rights allowing it to include its common shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, RSL is entitled to notice of the registration and has the right, subject to limitations that the underwriters may impose on the number of common shares included in the registration, to include its common shares in the registration. This does not include any registration statements relating to the sale of our securities to employees pursuant to an equity incentive plan, relating to an SEC Rule 145 transaction, or where the registration statement would not include substantially the same information required to offer such securities.

Form S-3 registration rights

RSL is entitled to certain Form S-3 registration rights. RSL may request that we register their common shares on Form S-3 if we are qualified to file a registration statement on Form S-3. Such request for registration on Form S-3 must cover securities with an aggregate offering price of at least $5 million, before payment of underwriting discounts, commissions and transfer taxes.

Transfer Agent and Registrar

A register of holders of the common shares will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by American Stock Transfer & Trust Company, LLC, which will also serve as transfer agent. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have applied to list our common shares on The Nasdaq Global Market under the trading symbol “UROV.”

Shares eligible for future sale

Prior to this offering, no public market existed for our common shares. Future sales of our common shares in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common shares and could impair our future ability to raise equity capital.

Based on the number of common shares outstanding as of March 31, 2018, upon the closing of this offering and assuming no exercise by the underwriters of their option to purchase additional common shares,                common shares will be outstanding. All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, except for any shares sold to our affiliates, as defined in Rule 144 under the Securities Act. The remaining                 common shares held by existing shareholders are restricted securities, as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the common shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

•	all the common shares sold in this offering will be eligible for immediate sale upon the closing of this offering; and

•

            common shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned our common shares for at least six months, and any affiliate of the company who owns our common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of common shares under Rule 144 if:

•	the common shares have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the common shares for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of common shares without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of our common shares then outstanding, which will equal approximately             shares immediately after the closing of this offering based on the number of shares outstanding as of March 31, 2018; or

•	the average weekly trading volume of our common shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Our employees, executive officers or directors who purchase shares under a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, but any holders of Rule 701 shares will be required to wait until 90 days after the date of this prospectus before selling their shares. However, all our Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 registration statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the our common shares that are issuable pursuant to our 2017 Plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up agreements

We and the holders of all of our common shares outstanding on the date of this prospectus, including each of our executive officers, directors and option holders, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our common shares, any options or warrants to purchase our common shares, or any securities convertible into, or exchangeable for or that represent the right to receive our common shares, without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC for a period of 180 days from the date of this prospectus. See the section titled “Underwriting—Lock-up agreements” for more information on the lock-up agreements.

Bermuda company considerations

Our corporate affairs are governed by our memorandum of association and bye-laws and by the laws of Bermuda. The provisions of the Companies Act, which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of significant differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their stockholders.

Bermuda	Delaware

Shareholder meetings

•  May be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
• May be held in or outside Bermuda.	• May be held in or outside of Delaware.
• Notice:	• Notice:
• Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.	• Written notice shall be given not less than ten nor more than 60 days before the meeting.
• Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.

•  Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given, which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• Our bye-laws provide that at least 14 days’ notice of an annual general meeting and 10 days’ notice of a special general meeting must be given to each shareholder entitled to vote at such meeting.

Shareholders’ voting rights
• Shareholders may act by written consent to elect directors. Shareholders may not act by written consent to remove a director or auditor.	• With limited exceptions, stockholders may act by written consent to elect directors unless prohibited by the certificate of incorporation.

•  Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

• Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Bermuda	Delaware

•  The voting rights of shareholders are regulated by a company’s bye-laws and, in certain circumstances, by the Companies Act. The bye-laws may specify the number to constitute a quorum and if the bye-laws permit, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied.

•  For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

•  Subject to the rules of Nasdaq, our bye-laws provide that the quorum required for a general meeting of shareholders is persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding voting shares.

• Our bye-laws provide that when a quorum is once present in general meeting it is broken by the subsequent withdrawal of any shareholders required for quorum.	• When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.
• The bye-laws may provide for cumulative voting, although our bye-laws do not.	• The certificate of incorporation may provide for cumulative voting.

•  The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company.

•  Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•  Every company may at any meeting of its board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and in the best interests of the company to do so when authorized by a resolution adopted by the holders of a majority of issued and outstanding shares of a company entitled to vote.

•  Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•  Any company that is the wholly owned subsidiary of a holding company, or one or more companies which are wholly owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the

•  Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case

Bermuda	Delaware
approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.

the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

• Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.

•  Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

•  The board of directors must consist of at least one director.

•  The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the board of directors and/or the shareholders in accordance with the company’s bye-laws.

•  The board of directors must consist of at least one member.

•  Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

• Removal:	• Removal:

•  Under our bye-laws, any or all directors (other than an RSL Director) may be removed with or without cause by the holders of a majority of the shares entitled to vote either by joint written notice or at a special meeting convened and held in accordance with the bye-laws for the purpose of such removal. RSL Directors may be removed only with or without cause by RSL.

•  Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

•  In the case of a classified board, stockholders may effect removal of any or all directors only for cause.

Duties of directors

•  The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our Board of Directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•  a duty to act in good faith in the best interests of the company;

•  Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he

Bermuda	Delaware

•  a duty not to make a personal profit from opportunities that arise from the office of director;

•  a duty to avoid conflicts of interest; and

•  a duty to exercise powers for the purpose for which such powers were intended.

reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the stockholders generally.

•  The Companies Act imposes a duty on directors and officers of a Bermuda company:

•  to act honestly and in good faith with a view to the best interests of the company; and

•  to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•  In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

•  The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors.

Takeovers

•  An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•  By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements

•  Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights.

•  Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of

Bermuda	Delaware

     and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

three years from the time the person acquired 15% or more of voting stock.

•  By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•  Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Dissenter’s rights of appraisal
• A dissenting shareholder (that did not vote in favor of the amalgamation or merger) of a Bermuda exempted company is entitled to be paid the fair	• With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

Bermuda	Delaware
value of his or her shares in an amalgamation or merger.	• The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Dissolution

•  Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

•  Under Delaware law, a corporation may voluntarily dissolve (1) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (2) if all stockholders entitled to vote thereon consent in writing to such dissolution.

Shareholders’ derivative actions

•  Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

•  In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Material Bermuda, U.K. and U.S. federal income tax considerations

The following is a discussion of the material Bermuda, U.K. and U.S. federal income tax considerations that may be relevant to an investment decision by a potential investor with respect to our common shares.

Bermuda tax considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

U.K. tax considerations

The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of our common shares and does not address all possible tax consequences relating to an investment in our common shares. It is based on current U.K. tax law and published HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC), as of the date of this prospectus, both of which are subject to change, possibly with retrospective effect.

This summary is intended to address only certain U.K. tax consequences for holders of our common shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of common shares and any dividends paid on them and who hold common shares as investments (other than in an individual savings account or a self-invested personal pension). This summary does not address the U.K. tax consequences which may be relevant to certain classes of holders of common shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organisations, trustees, persons connected with us or a member of our group, persons holding our common shares as part of hedging or conversion transactions and holders of our common shares who have (or are deemed to have) acquired our common shares by virtue of an office or employment.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, our common shares. Accordingly, prospective subscribers for, or purchasers of, our common shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of our common shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

Taxation of dividends

Withholding tax

Dividends paid by us to holders of our common shares will not be subject to withholding or deduction for or on account of U.K. tax.

Income tax

An individual holder of our common shares who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from us. An individual holder of our common shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from us unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which our common shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by a U.K. resident individual holder of our common shares from us or from other sources will form part of that holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the holder of our common shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the £2,000 tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation tax

Corporate holders of our common shares which are resident for tax purposes in the United Kingdom should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for exemption, which should be the case although certain conditions must be met (including anti-avoidance conditions). If the conditions for the exemption are not satisfied, or such holder of common shares elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%).

Corporate holders of our common shares who are not resident in the United Kingdom will not generally be subject to U.K. corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which such shares are attributable.

Taxation of capital gains

U.K. resident holders of our common shares

A disposal or deemed disposal of our common shares by an individual or corporate holder of such shares who is tax resident in the United Kingdom may, depending on that holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains. If an individual holder of our common shares who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of common shares, the current applicable rate will be 20%. For an individual U.K. holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.

If a corporate holder becomes liable to U.K. corporation tax on the disposal of our common shares, the main rate of U.K. corporation tax (currently 19%) would apply. Indexation allowance is not available in respect of disposals of our common shares acquired on or after January 1, 2018 (and only covers the movement in the retail prices index up until December 31, 2017, in respect of common shares acquired prior to that date).

Non-U.K. holders of our common shares

Holders of our common shares who are not resident in the United Kingdom and, in the case of an individual holder of our common shares, not temporarily non-resident, should not be liable for U.K. tax on capital gains realised on a sale or other disposal of our common shares unless such shares are attributable to a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder of our common shares, through a permanent establishment.

Generally, an individual holder of our common shares who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of our common shares during that period may be liable on their return to the United Kingdom to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

U.K. stamp duty and U.K. stamp duty reserve tax

The discussion below relates to the holders of our common shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries. No U.K. stamp duty or U.K. stamp duty reserve tax, or SDRT, will be payable on the issue or transfer of the common shares, subject to the comments below.

U.K. stamp duty will in principle be payable on any instrument of transfer of common shares (where the amount or value of the consideration is more than £1,000) that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. No U.K. stamp duty should be payable on the transfer of the common shares, provided that any transfer documents are executed and retained outside the United Kingdom. Holders of common shares should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership by updating a share register held in the United Kingdom or in litigation in a U.K. court.

Provided that common shares are not registered in any register maintained in the United Kingdom by us or on our behalf and are not paired with any shares issued by a U.K. incorporated company, any agreement to transfer common shares will not be subject to SDRT. We currently do not intend that any register of common shares will be maintained in the United Kingdom and the summary above (which is intended as a general guide only) assumes that our common shares will not be registered on any register in the United Kingdom by us or on our behalf.

U.S. federal income tax consequences for U.S. holders

The following discussion describes the material U.S. federal income tax consequences for U.S. holders (as defined below) of the purchase, ownership and disposition of our common shares. This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended, which is referred to herein as the Code, applicable Treasury Regulations, administrative rulings and judicial decisions in effect as of the date hereof, any of which may subsequently be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This summary deals only with our common shares held as capital assets for tax purposes (i.e., our common shares held for investment). This summary is general in nature, does not address all aspects of U.S. federal income taxes (such as the alternative minimum tax) and does not address state, local, estate, gift or non-U.S. tax consequences. In addition, it does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•

holders who may be subject to special tax treatment, including dealers in securities or currencies, banks, financial institutions, regulated investment companies, real estate investment trusts, retirement plans, tax- exempt entities, and certain former citizens or long-term residents of the United States, insurance companies, governmental organizations, or traders in securities that elect to use a mark-to-market method of tax accounting for their securities;

•	persons holding common shares as a part of an integrated or conversion transaction or a straddle or persons deemed to sell common shares under the constructive sale provisions of the Code;

•	U.S. holders whose “functional currency” is not the U.S. dollar;

•

S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or other pass through entities, or investors in such pass-through entities holding common shares;

•	holders that own, directly, indirectly or through attribution, 10% or more of the voting power or value of our equity; and

•	persons who are subject to Section 451(b) of the Code.

If an entity or arrangement treated as a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any such partnership and a partner in any such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the purchase, ownership and disposition of our ordinary shares.

We have not sought, nor will we seek, a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the common shares or that any such position would not be sustained.

THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. holders

As used herein, the term “U.S. holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on common shares

Subject to the discussion in “—Passive foreign investment company,” the gross amount of distributions (including any foreign taxes withheld therefrom), if any, made on our common shares generally will be included in a U.S. holder’s income as foreign source ordinary dividend income (and generally will constitute passive category income for foreign tax credit purposes) to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.

We believe we are resident in the United Kingdom for U.K. corporate income tax purposes and that we qualify as a resident of the United Kingdom for purposes of the United States-United Kingdom Income Tax Convention entered into force on April 25, 2001, as amended and currently in force, which is referred to herein as the U.S.-U.K. Tax Treaty, although there can be no assurance in this regard. If the U.S.-U.K. Tax Treaty is applicable or our common shares are readily tradable on an established securities market in the United States, and we are not classified as a PFIC for the taxable year in which a dividend is paid or the preceding taxable year (as discussed below under “—Passive foreign investment company”), dividend income will generally be “qualified dividend income” in the hands of individual U.S. holders, which is generally taxed at the lower applicable long-term capital gains rates provided certain holding period and other requirements for treatment of such dividends as “qualified dividend income” are satisfied. Our common shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as we intend our common shares will be. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s tax basis in the common shares and thereafter as capital gain from the sale or exchange of such common shares. Because we do not maintain complete calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should assume that any distribution by us with respect to common shares will constitute ordinary dividend income. Any dividends we pay or are deemed to pay will not be eligible for the dividend-received deductions allowed to corporations in respect of dividends received from other U.S. corporations.

Certain U.S. holders generally may claim any foreign taxes withheld from distributions either as a deduction from gross income or as a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. U.S. holders should consult their own tax advisors regarding the foreign tax credit rules.

Sale or other taxable disposition of common shares

Subject to the discussion in “—Passive foreign investment company,” upon the sale or other taxable disposition of common shares, a U.S. holder generally will recognize U.S.-source capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of all other property received upon such disposition (including the amount of any foreign taxes withheld therefrom) and (2) the U.S. holder’s tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common shares is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to reduced rates of U.S. federal income tax. A U.S. holder’s ability to deduct capital losses may be limited.

Passive foreign investment company

In general, a corporation organized outside the United States will be a passive foreign investment company, or PFIC, in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares, which may be volatile. If we are a CFC and not publicly traded throughout the relevant taxable year, however, the test may be applied based on the adjusted basis of our assets. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business and whether we earn primarily passive income (such as interest income) in the current taxable year or future taxable years. We believe that we were classified as a CFC prior to this offering in the current taxable year beginning on April 1, 2018. Based on this belief, and the current and expected adjusted basis of our assets, we may be classified as a PFIC with respect to the current taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact intensive determination made on an annual basis after the end of each taxable year. Accordingly, no assurances can be made regarding our PFIC status in one or more subsequent years , and our U.S. counsel expresses no opinion with respect to our PFIC status in the taxable year that ended March 31, 2018 or the current taxable year ending March 31, 2019, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the past or in the future. We will determine whether we were a PFIC or not for each taxable year and make such determination available to U.S. holders.

If we are a PFIC in any taxable year during which a U.S. holder owns common shares, such U.S. holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. holder’s holding period for the common shares, and (2) any gain recognized on a sale, exchange or other taxable disposition, including a pledge, of the common shares, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. holder’s holding period for the common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. If we are a PFIC for any year during which a U.S. holder holds the common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. holder holds the common shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the common shares. If such election is made, the U.S. holder will be deemed to have sold the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. holder’s common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. holder holds the common shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and a disposition of shares of the lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax consequences that would apply if we were a PFIC would be different from those described above if a timely and valid “mark-to-market” election is made by a U.S. holder for the common shares held by such U.S. holder. An electing U.S. holder generally would take into account as ordinary income each year, the excess of the fair market value of the common shares held at the end of the taxable year over the adjusted tax basis of such common shares. The U.S. holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted in prior years as a result of the mark-to-market election. The U.S. holder’s tax basis in the common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other taxable disposition of the common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other taxable disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a prior taxable year, we cease to be classified as a PFIC, the U.S. holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the common shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The common shares will be marketable stock as long as they remain listed on a qualified exchange, such as Nasdaq, and are regularly traded. A mark-to-market election will not apply to the common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. holder’s mark-to-market election for the common shares.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. As we do not expect to provide U.S. holders with the information required in order to permit a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. holder who is a shareholder of a PFIC must file an annual information report on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of these rules on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares.

Medicare tax on net investment income

Certain U.S. holders who are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which generally includes dividends on the common shares and net gains from the disposition of the common shares. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of the Medicare tax to them.

U.S. information reporting and backup withholding

U.S. holders of common shares may be subject to information reporting and may be subject to backup withholding on distributions on common shares or on the proceeds from a sale or other disposition of common shares paid within the United States. Payments of distributions on common shares, or the proceeds from the sale or other disposition of common shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding will generally not apply, however, to a U.S. holder who:

•

furnishes a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding on IRS Form W-9, Request for Taxpayer Identification Number and Certification (or substitute form); or

•	is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund (typically a tax return) with the IRS in a timely manner.

Foreign asset reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in the common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the common shares.

Underwriting

We are offering the common shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name	Number of common shares
J.P. Morgan Securities LLC
Jefferies LLC
Cowen and Company, LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any common shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the common shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of common shares made outside of the United States may be made by affiliates of the underwriters.

Option to purchase additional common shares

The underwriters have an option to buy up to                  additional common shares from us to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional common shares. If any common shares are purchased with this option to purchase additional common shares, the underwriters will purchase common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.

Underwriting discount and expenses

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $                 per common share. The following table shows the per common share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	Without option to purchase additional common shares exercise	With full option to purchase additional common shares exercise
Per common share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have also agreed to reimburse the underwriters for reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority of the terms of sale of the common shares offered hereby in an amount not to exceed $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Lock-up agreements

We have agreed, subject to specified limited exceptions, that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC for a period of 180 days after the date of this prospectus.

Our directors, executive officers and holders of all of our common shares outstanding have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, subject to specified limited exceptions, without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares, or (4) publicly announce any intention to do any of the foregoing.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Listing

We have applied to have our common shares approved for listing on The Nasdaq Global Market under the symbol “UROV.”

Price stabilization and short positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those common shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

New issue of securities

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the common shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the Securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the Securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of common shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any common shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any common shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any common shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of common shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of common shares. Accordingly any person making or intending to make an offer in that Relevant Member State of common shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of common shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (ii) used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, common shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such common shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (ii) where no consideration is or will be given for the transfer; or (iii) where the transfer is by operation of law.

Notice to prospective investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia: (a) you confirm and warrant that you are either: (i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act; (ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; (iii) a person associated with the company under section 708(12) of the Corporations Act; or (iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and (b) you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to prospective investors in the Dubai International Financial Centre, or DIFC

This prospectus relates to an Exempt Offer in accordance with the Market Rules 2012 of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Market Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The common shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the common shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in China

This prospectus does not constitute a public offer of the shares offered by this prospectus, whether by sale or subscription, in the People’s Republic of China, or the PRC. The common shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the common shares without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common shares described herein. The common shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations and neither this prospectus nor any other offering or marketing material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the common shares and certain other matters of Bermuda law will be passed upon for us by Conyers Dill & Pearman Limited, our special Bermuda counsel. Certain other legal matters will be passed upon for us by Cooley LLP, Palo Alto, California, and for the underwriters by Latham & Watkins LLP.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at March 31, 2017 and 2018, and for each of the two years in the period ended March 31, 2018, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1[B] to the consolidated financial statements). We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have confidentially submitted with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common shares being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common shares offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.urovant.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Exchange controls

The permission of the Bermuda Monetary Authority is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our common shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority. We have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer.

Enforcement of civil liabilities under U.S. federal securities laws

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. Our principal office is located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom, and our registered office is located in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. We also have business operations at 5151 California Avenue, Suite 250, Irvine, California 92617.

We have been advised by our special Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the U.S. judgment was not obtained by fraud; (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; (6) there is due compliance with the correct procedures under the laws of Bermuda; and (7) the U.S. judgment is not inconsistent with any judgment of the courts of Bermuda in respect of the same matter.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, it may not be possible to pursue direct claims in Bermuda against us or our directors and officers for alleged violations of U.S. federal securities laws because these laws are unlikely to have extraterritorial effect and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged and proved in the Bermuda proceedings constitute or give rise to a cause of action under the applicable governing law, not being a foreign public, penal or revenue law.

Report of independent registered public accounting firm

To the Shareholder and the Board of Directors of Urovant Sciences Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Urovant Sciences Ltd. (the Company) as of March 31, 2017 and 2018, the related consolidated statements of operations, comprehensive loss, shareholder’s equity and cash flows for each of the two years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2017 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

The Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1[B] to the financial statements, the Company has recurring losses from operations, has insufficient capital to fund its operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1[B]. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Iselin, New Jersey

June 4, 2018

Urovant Sciences Ltd.

Consolidated balance sheets

	March 31, 2017	March 31, 2018

Assets
Current assets:
Cash	$4,767,471	$7,193,962
Prepaid expenses and other current assets	8,628	5,196,332

Total current assets	4,776,099	12,390,294
Property and equipment, net	—	509,567
Other assets	—	83,595

Total assets	$4,776,099	$12,983,456

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	$15,943	$832,797
Accrued expenses	8,027	3,594,714
Due to Roivant Sciences Ltd.	842,432	1,481,960

Total liabilities	866,402	5,909,471

Commitments and contingencies (Note 9)
Shareholder’s equity:
Common shares, par value $0.00001 per share, 1,000,000,000 shares authorized, 10,000,000 and 75,000,000 issued and outstanding at March 31, 2017 and 2018, respectively	100	750
Common shares subscribed	(100)	(750)
Shareholder receivable	—	(1,310,000)
Accumulated other comprehensive (loss) income	(24,505)	7,014
Additional paid-in capital	31,045,676	72,562,119
Accumulated deficit	(27,111,474)	(64,185,148)

Total shareholder’s equity	3,909,697	7,073,985

Total liabilities and shareholder’s equity	$4,776,099	$12,983,456

The accompanying notes are an integral part of these audited consolidated financial statements.

Urovant Sciences Ltd.

Consolidated statements of operations

	Year Ended March 31, 2017	Year Ended March 31, 2018

Operating expenses:
Research and development (includes $441,269 and $2,477,492 of share-based compensation expense, respectively)(1)	$26,047,370	$32,359,078
General and administrative (includes $439,169 and $694,036 of share-based compensation expense, respectively)(2)	1,016,166	4,639,900

Total operating expenses	27,063,536	36,998,978

Other income (expense):
Other income (expense)	93,454	(37,467)

Loss before provision for income taxes	(26,970,082)	(37,036,445)
Provision for income taxes	—	37,229

Net loss	$(26,970,082)	$(37,073,674)

Net loss per common share—basic and diluted	$(2.70)	$(0.58)

Weighted average common shares outstanding—basic and diluted	10,000,000	64,136,986

(1)	Includes $1,056,736 and $7,712,896 of costs allocated from RSL during the years ended March 31, 2017 and 2018, respectively.
(2)	Includes $860,913 and $1,376,894 of costs allocated from RSL during the years ended March 31, 2017 and 2018, respectively.

The accompanying notes are an integral part of these audited consolidated financial statements.

Urovant Sciences Ltd.

Consolidated statements of comprehensive loss

	Year Ended March 31, 2017	Year Ended March 31, 2018
Net loss	$(26,970,082)	$(37,073,674)

Other comprehensive (loss) income:
Foreign currency translation adjustment	(24,505)	31,519

Total other comprehensive (loss) income	(24,505)	31,519

Comprehensive loss	$(26,994,587)	$(37,042,155)

The accompanying notes are an integral part of these audited consolidated financial statements.

Urovant Sciences Ltd.

Consolidated statements of shareholder’s equity

	Common Shares
	Shares	Amount	Common shares subscribed	Shareholder receivable	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total shareholder’s equity
Balance at March 31, 2016	10,000,000	$100	$(100)	$—	$141,392	$(141,392)	$—	$—
Capital contributions	—	—	—	—	30,023,846	—	—	30,023,846
Capital contribution—share-based compensation expense	—	—	—	—	880,438	—	—	880,438
Foreign currency translation adjustment	—	—	—	—	—	—	(24,505)	(24,505)
Net loss	—	—	—	—	—	(26,970,082)	—	(26,970,082)

Balance at March 31, 2017	10,000,000	100	(100)	—	31,045,676	(27,111,474)	(24,505)	3,909,697
Common shares issued to Roivant Sciences Ltd.	65,000,000	650	(650)	—	—	—	—	—
Capital contributions	—	—	—	(1,310,000)	38,344,915	—	—	37,034,915
Share-based compensation expense	—	—	—	—	416,356	—	—	416,356
Capital contribution—share-based compensation expense	—	—	—	—	2,755,172	—	—	2,755,172
Foreign currency translation adjustment	—	—	—	—	—	—	31,519	31,519
Net loss	—	—	—	—	—	(37,073,674)	—	(37,073,674)

Balance at March 31, 2018	75,000,000	$750	$(750)	$(1,310,000)	$72,562,119	$(64,185,148)	$7,014	$7,073,985

The accompanying notes are an integral part of these audited consolidated financial statements.

Urovant Sciences Ltd.

Consolidated statements of cash flows

	Year Ended March 31, 2017	Year Ended March 31, 2018

Cash flows from operating activities:
Net loss	$(26,970,082)	$(37,073,674)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	12,419
Share-based compensation expense	880,438	3,171,528
Unrealized foreign currency translation adjustment	(24,505)	31,519
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(8,628)	(5,187,704)
Other assets	—	(83,595)
Due to Roivant Sciences Ltd.	842,432	639,528
Accounts payable	15,943	816,854
Accrued expenses	8,027	3,586,687

Net cash used in operating activities	(25,256,375)	(34,086,438)

Cash flows used in investing activities:
Purchases of property and equipment	—	(521,986)

Cash flows provided by financing activities:
Proceeds from capital contributions from Roivant Sciences Ltd.	30,023,846	37,034,915

Net change in cash	4,767,471	2,426,491
Cash—beginning of year	—	4,767,471

Cash—end of year	$4,767,471	$7,193,962

Supplemental disclosure of cash paid:
Income taxes	$—	$20,000

Non-cash financing activities:
Shareholder receivable for the sale of intellectual property rights in China recorded as a deemed capital contribution (see Note 5[B])	$—	$1,310,000

The accompanying notes are an integral part of these audited consolidated financial statements.

Urovant Sciences Ltd.

Notes to consolidated financial statements

Note 1—Description of business and liquidity

[A] Description of business:

Urovant Sciences Ltd. and its subsidiaries (collectively, the “Company”) is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for urologic conditions. The Company’s product candidate, vibegron, is an oral, once-daily, small molecule that, based on in vitro data, is a potent and highly selective beta-3 agonist, which the Company is developing for the treatment of overactive bladder, or OAB. The Company is also developing vibegron for the treatment of two additional potential indications: OAB in men with benign prostatic hyperplasia and pain associated with irritable bowel syndrome. The Company was founded on January 27, 2016 as a Bermuda Exempted Limited Company and a wholly owned subsidiary of Roivant Sciences Ltd. In November 2016, the Company incorporated as its wholly owned subsidiaries (1) Urovant Holdings Ltd. (“UHL”), a private limited company incorporated under the laws of England and Wales, (2) Urovant Sciences GmbH (“USG”), a company with limited liability formed under the laws of Switzerland and the Company’s principal operating subsidiary and (3) Urovant Sciences, Inc. (“USI”), a Delaware corporation based in the United States of America.

Since its inception, the Company has devoted substantially all of its efforts to organizing and staffing the Company, acquiring its product candidate, vibegron, and preparing for and advancing vibegron into clinical development. Vibegron was licensed from Merck Sharp & Dohme Corp. (“Merck”), a subsidiary of Merck & Co., in February 2017. The Company has determined that it has one operating and reporting segment as it allocates resources and assesses financial performance on a consolidated basis.

[B] Liquidity:

The Company has not been capitalized with sufficient funding to conduct its operations. Certain other costs of conducting the Company’s operations were paid by Roivant Sciences Ltd., inclusive of its wholly owned subsidiaries (“RSL”), and will be reimbursed by the Company upon receipt of additional external funding pursuant to services agreements with Roivant Sciences, Inc. (“RSI”) and Roivant Sciences GmbH (“RSG”). The Company has not generated any revenues and does not anticipate generating any revenues unless and until it successfully completes development and obtains regulatory approval for vibegron or any future product candidate. Since the Company has limited cash on hand to complete its clinical development and no credit facilities, the Company is dependent upon RSL and its affiliates to provide services and funding to support the operations of the Company until, at least, such time as an external financing is completed.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company anticipates incurring additional losses until such time, if ever, it can obtain marketing approval to sell, and then generate significant sales from, vibegron or any future product candidate. Substantial additional financing will be needed by the Company to fund its operations and to develop and commercialize vibegron or any future product candidate. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will seek to obtain additional capital through equity financings, the sale of debt or other arrangements; however, there can be no assurance that the Company will be able to raise additional capital

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

when needed or under acceptable terms, if at all. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. If the Company is unable to obtain such additional financing, operations would need to be scaled back or discontinued. The Company is currently exploring external financing alternatives which will be needed by the Company to fund its operations.

The Company’s future operations are highly dependent on a combination of factors, including (1) the timely and successful completion of additional financing discussed above; (2) the success of its research and development programs; (3) the development of competitive therapies by other biotechnology and pharmaceutical companies, (4) the Company’s ability to manage growth of the organization; (5) the Company’s ability to protect its technology and products; and, ultimately (6) regulatory approval and market acceptance of vibegron or any future product candidate.

Note 2—Summary of significant accounting policies

[A] Basis of presentation:

The Company’s fiscal year ends on March 31. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The consolidated financial statements include the accounts of USL and UHL, USG, and USI, USL’s wholly-owned subsidiaries. USL has no unconsolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has irrevocably elected not to avail itself of this extended transition period, and, as a result, the Company will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Effective June 1, 2017, upon approval of the Board of Directors and the Company’s sole shareholder, RSL, the Company effected a share split of the authorized, issued and outstanding shares of the Company at a ratio of 100,000-to-1. The share split increased the total number of authorized shares from 10,000 to 1,000,000,000, increased the total number of shares issued and outstanding as of March 31, 2017 from 100 to 10,000,000, and decreased par value from $1.00 to $0.00001. All information in the accompanying consolidated financial statements and notes thereto regarding amounts of the common shares and prices per share of the common shares has been adjusted to reflect the application of the share split on a retroactive basis.

[B] Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company regularly evaluates estimates and assumptions related to assets, liabilities,

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

costs, expenses and compensation expense allocated to the Company under its services agreements with RSI and RSG, as well as share-based compensation, research and development costs and income taxes. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

[C] Risks and uncertainties:

The Company is subject to risks common to early stage companies in the biopharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, third-party service providers such as contract research organizations, protection of intellectual property rights and the ability to make milestone, royalty or other payments due under any license, collaboration or supply agreements.

[D] Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At March 31, 2018, substantially all of the cash balance is deposited in three banking institutions that the Company believes are of high credit quality and are in excess of federally insured levels. The Company maintains its cash with accredited financial institutions and accordingly, such funds are subject to minimal credit risk. The Company has not experienced any losses on its cash deposits.

[E] Property and equipment:

Property and equipment, consisting of computers, equipment, furniture and fixtures and leasehold improvements, is recorded at cost. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed to operations as incurred. Upon disposal, retirement or sale, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the consolidated results of operations. Depreciation will be recorded for property and equipment using the straight-line method over the estimated useful lives of three to seven years, once the asset is installed and placed in service. Leasehold improvements are amortized using the straight-line method over the estimated useful life or remaining lease term, whichever is shorter.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Recoverability is measured by comparison of the book values of the assets to future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value, which is measured based on the projected discounted future net cash flows arising from the assets.

[F] Contingencies:

The Company may be, from time to time, a party to various disputes and claims arising from normal business activities. The Company continually assesses litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated. In accordance with the guidance of the FASB on accounting for contingencies, the Company accrues for all contingencies at the earliest date at which the Company deems it probable that a liability has been incurred and the amount of such liability can be

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

reasonably estimated. If the estimate of a probable loss is a range and no amount within the range is more likely than another, the Company accrues the minimum of the range. In the cases where the Company believes that a reasonably possible loss exists, the Company discloses the facts and circumstances of the litigation, including an estimable range, if possible.

[G] Research and development expense:

Research and development costs are expensed as incurred. Payments for a product license prior to regulatory approval of the product and payments for milestones achieved prior to regulatory approval of the product are expensed in the period incurred as research and development. Milestone payments made in connection with regulatory approvals are capitalized and amortized to cost of product sales over the remaining useful life of the asset. Research and development expenses primarily consist of the intellectual property and research and development materials acquired from Merck (see Note 3), certain costs charged by RSI and RSG under their services agreements with the Company (see Note 5[A]) and expenses from third parties who conduct research and development activities on behalf of the Company. The estimated costs of research and development activities conducted by third-party service providers, which primarily include the conduct of clinical trials and contract manufacturing activities, are accrued over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. The estimate of the work completed is developed through discussions with internal personnel and external services providers as to the progress of stage of completion of the services and the agreed-upon fee to be paid for such services. As actual costs become known, the accrued estimates are adjusted. Such estimates are not expected to be materially different from amounts actually incurred, however the Company’s understanding of the status and timing of services performed, the number of subjects enrolled, and the rate of subject enrollment may vary from estimates and could result in reporting amounts that are higher or lower than incurred in any particular period. The estimate of accrued research and development expense is dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers.

[H] Income taxes:

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

available facts and circumstances. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

[I] Share-based compensation:

Share-based awards to employees and directors are valued at fair value on the date of the grant and that fair value is recognized as share-based compensation expense over the requisite service period. The Company values its stock options that only have service vesting requirements or performance-based awards without market conditions using the Black-Scholes option pricing model. For performance-based awards with market conditions, the Company determines the fair value of awards as of the grant date using a Monte Carlo simulation model.

Certain assumptions need to be made with respect to utilizing the Black-Scholes option pricing model, including the expected life of the award, volatility of the underlying shares, the risk-free interest rate and the fair value of the Company’s common shares. Since the Company has limited option exercise history, it has generally elected to estimate the expected life of an award based upon the Securities and Exchange Commission (“SEC”) approved “simplified method” noted under the provisions of Staff Accounting Bulletin (“SAB”) No. 107 with the continued use of this method extended under the provisions of SAB No. 110. The risk-free interest rate is based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected life of the equity award. The expected share price volatility for the Company’s common shares is estimated by taking the average historical price volatility for industry peers. As a result of the adoption of ASU 2016-09 on April 1, 2017, the Company has made an entity-wide accounting policy election to account for pre-vesting award forfeitures when they occur. The impact of this adoption was immaterial and has been reflected in the Company’s consolidated statement of operations for the year ended March 31, 2018.

As part of the valuation of share-based compensation under the Black-Scholes option pricing model, it is necessary for the Company to estimate the fair value of its common shares. Given the absence of a public trading market, and in accordance with the American Institute of Certified Public Accountants’ Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Company exercised reasonable judgment and considered numerous objective and subjective factors to determine its best estimate of the fair value of its common shares. The estimation of the fair value of the common shares considered factors including the following: the estimated present value of the Company’s future cash flows; the Company’s business, financial condition and results of operations; the Company’s forecasted operating performance; the illiquid nature of the Company’s common shares; industry information such as market size and growth; market capitalization of comparable companies and the estimated value of transactions such companies have engaged in; and macroeconomic conditions.

Determining the appropriate amount to expense for performance-based awards based on the achievement of stated goals requires judgment. The estimate of expense is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revisions is reflected in the period of change. If any applicable financial performance goals are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed.

The Company accounts for share-based payments to non-employees issued in exchange for services based upon the fair value of the equity instruments issued. Compensation expense for stock options issued to non-employees is calculated using the Black-Scholes option pricing model and is recorded over the service

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

performance period. Options subject to vesting are required to be periodically remeasured over their service performance period, which is generally the same as the vesting period.

[J] Financial instruments:

The Company applies a fair value framework in order to measure and disclose its financial assets and liabilities. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Fair values are determined by utilizing quoted prices for similar assets and liabilities in active markets or other market observable inputs such as interest rates and yield curves.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s financial instruments consist of cash, accounts payable, accrued expenses and amounts due to and from RSL, RSI and RSG. These financial instruments are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature.

[K] Foreign currency:

The Company has operations in the United States, the United Kingdom and Switzerland. The results of its non-U.S. dollar based functional currency operations are translated to U.S. dollars at the average exchange rates during the period. The Company’s assets and liabilities are translated using the current exchange rate as of the consolidated balance sheet date and shareholder’s equity is translated using historical rates. Adjustments resulting from the translation of the consolidated financial statements of the Company’s foreign functional currency subsidiaries into U.S. dollars are excluded from the determination of net loss and are accumulated in a separate component of shareholder’s equity. Foreign exchange transaction gains and losses are included in other income (expense) in the Company’s consolidated results of operations.

[L] Net loss per common share:

Basic net loss per common share is computed by dividing net loss applicable to common shareholder by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss applicable to common shareholder by the diluted weighted-average

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

number of common shares outstanding during the period calculated in accordance with the treasury stock method. For the year ended March 31, 2017, there were no instruments outstanding that were dilutive. For the year ended March 31, 2018, 6,508,750 options to purchase common shares were not included in the calculation of diluted weighted-average number of common shares outstanding because they were anti-dilutive given the net loss of the Company.

[M] Recently issued accounting pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”), which is a comprehensive new lease standard that amends various aspects of existing accounting guidance for leases. The core principle of ASU No. 2016-02 will require lessees to present the assets and liabilities that arise from leases on their consolidated balance sheets. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the new standard and its impact on the Company’s consolidated financial position, results of operations and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU No. 2016-09”). This ASU makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation, and the consolidated financial statement presentation of excess tax benefits or deficiencies. ASU No. 2016-09 also clarifies the consolidated statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted. The Company adopted this guidance on April 1, 2017 and the adoption of ASU No. 2016-09 did not have a material impact on the Company’s consolidated financial statements, results of operations and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU No. 2016-16”), which eliminates the exception in existing guidance which defers the recognition of the tax effects of intra-entity asset transfers other than inventory until the transferred asset is sold to a third party. Rather, the amended guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted as of the beginning of an annual reporting period. Entities must apply the guidance on a modified retrospective basis though a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the new standard and its impact on the Company’s consolidated financial position, results of operations and related disclosures.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU No. 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU No. 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those years, with early adoption permitted. The Company will apply the guidance to applicable transactions after the adoption date. The impact on the Company’s consolidated financial position, results of operations and related disclosures will depend on the facts and circumstances of any specific future transactions.

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Notes to consolidated financial statements (continued)

In February 2018, the FASB issued ASU No. 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU No. 2018-02”). ASU No. 2018-02 allows companies to reclassify stranded tax effects resulting from the Tax Cuts and Jobs Act, from accumulated other comprehensive (loss) income to retained earnings. ASU No. 2018-02 is effective for interim and annual reporting periods beginning after December 15, 2017 and early adoption is permitted. The Company is currently evaluating the new standard and its impact on the Company’s consolidated financial position, results of operations and related disclosures.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU No. 2018-05”). ASU No. 2018-05 amends certain SEC material in ASC Topic 740 for the income tax accounting implications of the recently issued Tax Cuts and Jobs Act. ASU No. 2018-05 is effective immediately. The Company evaluated the impact of the Tax Cuts and Jobs Act as well as the guidance of SAB No. 118 and incorporated the changes into the determination of a reasonable estimate of deferred taxes and appropriate disclosures in the notes to the Company’s consolidated financial statements (see Note 7). The Company will continue to evaluate the impact this tax reform legislation may have on its consolidated financial position, results of operations and related disclosures.

Note 3—License agreement

On February 3, 2017, the Company’s wholly-owned subsidiary, USG, entered into an exclusive license agreement with Merck for the development and commercialization of vibegron in exchange for the following consideration:

•	Initial one-time, non-refundable, non-creditable payment of $25.0 million within ten days of the agreement;

•	Up to an aggregate of $44.0 million upon the achievement of certain regulatory milestones;

•	Up to an aggregate of $80.0 million upon the achievement of certain annual sales-based milestones; and

•

An escalating low double-digit royalty on annual net sales which may be reduced by a portion of royalty payments, and in certain cases other payments, made to third parties, as well as, on a country-by-country basis, if generic products achieve a certain market share. Our royalty obligations with respect to vibegron will end, on a country-by-country basis, on the latest of 15 years from first commercial sale or the expiration of marketing exclusivity or enforceable Merck patents.

The Territory for our exclusive license for vibegron is worldwide, except for Japan, Brunei, Cambodia, Hong Kong, Indonesia, Korea, Laos, Malaysia, Myanmar, Philippines, Singapore, Taiwan, Thailand, and Vietnam.

For the consideration above, the Company also received a small quantity of inventory of vibegron, and certain research and development historical records. The Company did not hire, or receive, any Merck employees working on vibegron, or any research, clinical or manufacturing equipment. Additionally, the Company did not assume from Merck any contracts, licenses or agreements between Merck and any third party with respect to vibegron. The Company will need to develop independently all clinical processes and procedures for its clinical trials through the use of internal and external resources once appropriate and acceptable resources have been identified and obtained.

The Company has evaluated the in-license agreement of vibegron from Merck based on the applicable guidance in ASC No. 805, Business Combinations, and has determined that the in-process research and development asset (“IPR&D”) licensed did not meet the definition of a business and thus the transaction was not considered a business combination. The Company then evaluated, pursuant to ASC 730, Research and Development, whether

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

the IPR&D asset had an alternative future use and concluded it did not. As a result, the Company recorded the initial payment under the license agreement of $25,000,000 as research and development expense in the accompanying consolidated statement of operations for the year ended March 31, 2017. There were no amounts due to Merck for the year ended March 31, 2018.

Note 4—Accrued expenses

Accrued expenses at March 31, 2017 and 2018 consist of the following:

	March 31, 2017	March 31, 2018
Research and development expenses	$—	$2,482,098
General and administrative expenses	—	429,207
Bonuses and other compensation expenses	—	549,409
Professional services expenses	8,027	89,875
Other expenses	—	44,125

Total accrued expenses	$8,027	$3,594,714

Note 5—Related party transactions

[A] Services agreements:

In May 2017, the Company entered into a formal services agreement with RSI, a wholly owned subsidiary of RSL, effective January 17, 2017 under which RSI agreed to provide certain administrative and research and development services to the Company during the formative period of the Company. Under this services agreement, the Company will pay or reimburse RSI for any expenses it, or third parties acting on its behalf, incurs for the Company. For any general and administrative and research and development activities performed by RSI employees, RSI will charge back the employee compensation expense plus a pre-determined markup. RSI also provided such services prior to the formalization of this services agreement, and such costs have been recognized by the Company in the period in which the services were rendered. Employee compensation expense, inclusive of base salary and fringe benefits, is determined based upon the relative percentage of time utilized on Company matters. All other costs will be billed back at cost. The consolidated financial statements also include third-party expenses that have been paid by RSI and RSL since the inception of the Company.

During the years ended March 31, 2017 and 2018, RSL and RSI provided certain administrative and research and development services on behalf of the Company. Total compensation expense, inclusive of base salary and fringe benefits, is proportionately allocated to the Company based upon the relative percentage of time utilized on the Company’s matters. The term of the RSI services agreement will continue until terminated upon 60 days’ written notice by RSI or by either USI or USG with respect to the services either such party receives thereunder.

In May 2017, USG entered into a separate services agreement with RSG, a wholly owned subsidiary of RSL, effective as of January 17, 2017 for the provision of services by RSG to USG in relation to the identification of potential product candidates and assistance with clinical trials, as well as other services related to clinical development, administrative and financial activities. Under the terms of the services agreement, the Company is obligated to pay or reimburse RSG for the costs they, or third parties acting on their behalf, incur in providing services to USG, including administrative and support services, as well as research and development services. In

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

addition, the Company is obligated to pay to RSG a pre-determined mark-up on the costs incurred directly by RSG in connection with any general and administrative and research and development services. The term of the RSG services agreement will continue until terminated by RSG or USG upon 60 days’ written notice.

Under the RSI and RSG services agreements, for the years ended March 31, 2017 and 2018, the Company incurred expenses of $1,037,211 and $6,334,618, respectively, inclusive of the mark-up. Based upon the service performed under the services agreements, amounts included in research and development expenses totaled $615,467 and $5,240,173, and amounts included in general and administrative expenses totaled $421,744 and $1,094,445 during the years ended March 31, 2017 and 2018, respectively.

[B] China intellectual property purchase agreement:

On June 12, 2017, USG and RSG entered into an intellectual property purchase agreement, as amended on May 22, 2018, pursuant to which USG assigned to RSG all of its rights, titles, claims and interests in and to all intellectual property rights under the Merck license agreement, solely as it relates to USG’s rights and obligations in China. The assignment is subject to the terms of the Merck license agreement, and RSG is obligated to make royalty and milestone payments owed under the Merck license agreement to USG, to the extent such payment obligations arise from the development, regulatory approval or sales of any vibegron product in China. The consideration for the assignment of the rights to China under the Merck license agreement was $1,810,000 plus applicable Swiss VAT and was determined based on an independent third-party valuation. As described in Note 3 above, since the IPR&D asset acquired from Merck was expensed during the year ended March 31, 2017, the carrying value of the intellectual property rights transferred to RSG was $0. Since the assignment of such intellectual property rights from USG to RSG were between entities under common control with no carrying value, the Company accounted for the consideration of $1,810,000 as a deemed capital contribution from its parent, RSL. During the year ended March 31, 2018, the Company received payment of $500,000 under such agreement and the remaining consideration due of $1,310,000 was classified within equity as a shareholder receivable in the accompanying consolidated balance sheet as of March 31, 2018.

[C] Data sharing agreement:

On May 22, 2018, USG entered into a data sharing agreement (the “Data Sharing Agreement”) with Datavant, Inc. (“Datavant”), a subsidiary of the Company’s parent company, RSL. Pursuant to this Data Sharing Agreement, USG granted to Datavant a royalty-free, worldwide (excluding jurisdictions prohibited by the United States government), non-exclusive, irrevocable license to all data, subject to certain exceptions set forth in the Data Sharing Agreement, collected as part of clinical trials (but not prior to completion of such clinical trials and the publication or presentation of the data generated in connection with such clinical trials) or other patient-level data that is owned or licensed by USG and all other data mutually agreed by USG and Datavant, solely for Datavant to (1) use such data to develop its data or other analytics products (the “Datavant Products”), or (2) provide such data to third parties, subject to the limitations and conditions set forth in the Data Sharing Agreement, including limitations on providing such data to any third party that competes with USG. Pursuant to the Data Sharing Agreement, Datavant granted to USG a royalty-free, worldwide (excluding jurisdictions prohibited by the United States government), nonexclusive, irrevocable license to use all data, subject to certain exceptions set forth in the Data Sharing Agreement, owned or licensed by Datavant and applicable Datavant Products for such specified purposes as set forth in the Data Sharing Agreement. The Data Sharing Agreement has an initial term of two years and will automatically renew annually thereafter, subject to 30 days’ written notice of termination by either party. In addition, either party may terminate (1) upon a change of control of

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

either party upon 60 days’ written notice or (2) upon 90 days’ written notice for an uncured material breach by the other party.

Note 6—Shareholder’s equity

[A] Overview:

The Company’s Memorandum of Association, filed on January 27, 2016 in Bermuda, authorized the creation of one class of shares. As of March 31, 2018, the Company had 1,000,000,000 shares authorized with a par value of $0.00001 per share.

[B] Transactions:

Upon the Company’s formation, RSL subscribed for 10,000,000 shares of the Company’s share capital.

In February 2017, RSL made a cash capital contribution of $30.0 million. No additional common shares of the Company were issued in connection with this capital contribution as RSL owned 100% of the shares issued and outstanding.

On June 1, 2017, upon approval of the Board of Directors, the Company issued an additional 65,000,000 shares for consideration of $650 or par value of $0.00001 to RSL, increasing the total number of issued and outstanding shares to 75,000,000.

For the year ended March 31, 2018, RSL made cash capital contributions of $36.5 million. No additional common shares of the Company were issued in connection with these capital contributions as RSL owned 100% of the shares issued and outstanding.

In connection with the China intellectual property purchase agreement with RSG, USG assigned all of its rights, titles, claims and interests in and to all intellectual property rights under the Merck license agreement, solely as it relates to USG’s rights and obligations in China to RSG for cash consideration of $1,810,000. As RSG and USG are under common control, the consideration was recorded as a capital contribution from the Company’s parent, RSL (see Note 5[B]).

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

Note 7—Income taxes

The loss before income taxes and the related tax provision are as follows:

	Year Ended March 31, 2017	Year Ended March 31, 2018

Loss before income taxes:
United States	$—	$(159,303)
Switzerland	(26,955,211)	(36,805,234)
Bermuda	(14,871)	(80,459)
Other*	—	8,551

Total loss before income taxes	$(26,970,082)	$(37,036,445)

Current taxes:
United States—Federal	$—	$36,429
United States—State	—	800
Switzerland	—	—
Bermuda	—	—
Other	—	—

Total current tax expense	—	37,229

Deferred taxes:
United States—Federal	—	—
Switzerland	—	—
Bermuda	—	—
Other	—	—

Total deferred tax expense	—	—

Total income tax provision	$—	$37,229

*	Mainly related to operations in United Kingdom.

As of March 31, 2018, the Company had an aggregate income tax payable of $17,229 to various federal, state, and local jurisdictions which is included in accrued expenses in the accompanying consolidated balance sheet.

A reconciliation of income tax provision computed at the Bermuda statutory rate to income tax provision reflected in the consolidated financial statements is as follows:

	Year Ended March 31, 2017	Year Ended March 31, 2018

Income tax provision at Bermuda statutory rate	$—	$—
Foreign rate differential*	(2,868,618)	(4,176,646)
Tax reform	—	38,916
Valuation allowance	2,868,618	4,174,959

Total income tax provision	$—	$37,229

*	Mainly related to current tax on U.S. operations including permanent and temporary differences as well as operations in Switzerland and the United Kingdom at rates different than the Bermuda rate.

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

The Company’s effective tax rate for the years ended March 31, 2017 and 2018 was 0.00% and (0.10)%, respectively, driven by the Company’s jurisdictional earnings by location and a valuation allowance that eliminates the Company’s global net deferred tax assets.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted which introduced a comprehensive set of tax reform. The Act revises the U.S. corporate income tax by, among other things, lowering the corporate income tax rate from 35% to 21%, adopting a quasi-territorial income tax system and imposing a one-time transition tax on foreign unremitted earnings, and setting limitations on deductibility of certain costs (e.g. interest expense).

The effects of changes in tax laws are required to be recognized in the period in which the legislation is enacted. However, due to the complexity and significance of the Act’s provisions, the SEC staff issued SAB No. 118, which allows companies to record the tax effects of the Act on a provisional basis based on a reasonable estimate, and then, if necessary, subsequently adjust such amounts during a limited measurement period as more information becomes available. The measurement period ends when a company has obtained, prepared, and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year from enactment.

The Act did not have a material impact on the Company’s consolidated financial statements since its global net deferred tax assets are fully offset by a valuation allowance and the Company does not have any off-shore earnings from which to record the mandatory transition tax. However, given the significant complexity of the Act, anticipated guidance from the U.S. Treasury about implementing the Act, and the potential for additional guidance from the SEC or the FASB related to the Act, these estimates may be adjusted during the measurement period. The provisional amounts were based on the Company’s present interpretations of the Act and currently available information, including assumptions and expectations about future events, such as its projected financial performance, and are subject to further refinement as additional information becomes available (such as potential new or interpretative guidance issued by the FASB or the Internal Revenue Service and other tax agencies) and further analyses are completed. The Company continues to analyze the changes in certain income tax deductions and gather additional data to compute the full impacts on the Company’s current and deferred tax assets and liabilities (deferred tax assets and liabilities will be subject to a valuation allowance if adjusted).

Deferred taxes reflect the tax effects of the differences between the amounts recorded as assets and liabilities for financial reporting purposes and the comparable amounts recorded for income tax purposes. Significant components of the deferred tax assets (liabilities) at March 31, 2017 and 2018 are as follows:

	Year Ended March 31, 2017	Year Ended March 31, 2018
Deferred tax assets:
Research tax credits	$—	$527,575
Intangibles	2,748,970	2,685,170
Net operating losses	119,648	3,745,044
Share-based compensation	—	87,113
Other	—	105,684

Subtotal	2,868,618	7,150,586
Valuation allowance	(2,868,618)	(7,043,577)
Deferred tax liabilities:
Depreciation	—	(107,009)

Total net deferred taxes	$—	$—

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

The Company has net operating losses in Switzerland and the United Kingdom in the amount of $33,907,429 and $80,017, respectively. The net operating losses in Switzerland will begin to expire in fiscal year 2024. The net operating losses in the United Kingdom can be carried forward indefinitely with an annual usage limitation. The Company has research and development credit carryforwards in the United States in the amount of $527,575 which will begin to expire in fiscal year 2037.

The Company assesses the realizability of the net deferred tax assets at each balance sheet date based on available positive and negative evidence in order to determine the amount which is more likely than not to be realized and record a valuation allowance as necessary. Due to the Company’s cumulative loss position which provides significant negative evidence difficult to overcome, the Company has recorded a valuation allowance of $2,868,618 and $7,043,577 as of March 31, 2017 and 2018, respectively, representing the portion of the net deferred tax assets that is not more likely than not to be realized. During the years ended March 31, 2017 and 2018, the Company recorded an increase to its valuation allowance of $2,868,618 and $4,174,959, respectively. The amount of the net deferred tax assets considered realizable, could be adjusted for future factors that would impact the assessment of the objective and subjective evidence of the Company. The Company will continue to assess the realizability of net deferred tax assets at each consolidated balance sheet date in order to determine the proper amount, if any, required for a valuation allowance.

There are outside basis differences related to our investment in subsidiaries for which no deferred taxes have been recorded as these would not be subject to tax on repatriation as Bermuda has no tax regime for Bermuda exempted limited companies, and the United Kingdom tax regime relating to company distributions generally provides for exemption from tax for most overseas profits, subject to certain exceptions.

The Company is subject to tax and will file income tax returns in the United Kingdom, Switzerland, and United States federal, state, and local jurisdictions. The Company is subject to tax examinations for fiscal year 2016 and forward in all applicable income tax jurisdictions. Tax audits and examinations can involve complex issues, interpretations and judgments. The resolution of matters may span multiple years particularly if subject to litigation or negotiation. The Company believes it has appropriately recorded its tax position using reasonable estimates and assumptions, however the potential tax benefits may impact the consolidated results of operations or cash flows in the period of resolution, settlement or when the statutes of limitations expire. There are no uncertain tax benefits recorded as of March 31, 2017 and 2018.

Note 8—Share-based compensation

Stock options:

On June 1, 2017, the Company adopted its 2017 Equity Incentive Plan (the “2017 Plan”), under which 7,500,000 common shares are reserved for grant. The Company’s employees, directors and consultants are eligible to receive non-qualified and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance cash awards, and other stock awards under the plan. Options granted to consultants and employees generally vest over four years and have a 10-year contractual term and each option will have an exercise price equal to the fair market value of the Company’s common shares on the date of grant. For grants of incentive stock options, if the grantee owns, or is deemed to own, 10% or more of the total voting power of the Company, then the exercise price shall be 110% of the fair market value of the Company’s common shares on the date of grant and the option will have a five-year contractual term. Options that are forfeited or expire are available for future grants.

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

Stock options granted under the 2017 Plan may provide option holders, if approved by the Board of Directors, the right to exercise their options prior to vesting. In the event that an option holder exercises the unvested portion of any option, such unvested portion will be subject to a repurchase option held by the Company at the lower of (1) the fair market value of its common shares on the date of repurchase and (2) the exercise price of the options. Any common shares underlying such unvested portion will continue to vest in accordance with the original vesting schedule of the option.

At March 31, 2018, a total of 991,250 common shares were available for future issuance under the 2017 Plan.

The Company estimated the fair value of each option on the date of grant using the Black-Scholes option pricing model applying the weighted average assumptions in the following table:

Year Ended March 31, 2018
Risk-free interest rate	2.15%
Expected term, in years	6.28
Expected volatility	69.7%
Expected dividend yield	—%

The following table presents a summary of option activity and data under the Company’s 2017 Plan through March 31, 2018:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding at March 31, 2017	—	$—	$—	—	$—
Granted	6,508,750	1.02	0.66

Options outstanding at March 31, 2018	6,508,750	$1.02	$0.66	9.58	$—

Options expected to vest at March 31, 2018	6,508,750	$1.02	$0.66	9.58	$—

At March 31, 2018, there were no vested or exercisable options outstanding.

[A] Stock options granted to employees and non-employees:

There were no stock options granted to employees and consultants during the year ended March 31, 2017. During the year ended March 31, 2018, the Company granted options to purchase 6,454,750 common shares to certain employees of the Company and options to purchase 54,000 common shares to certain consultants, who are also employees of RSI, with a weighted-average exercise price of $1.02 under the 2017 Plan. The fair value of the stock options granted to RSI employees is accounted for by the Company in accordance with the authoritative guidance for non-employee equity awards and is remeasured on each reporting date until performance is complete using the Black-Scholes option pricing model. Each award is subject to a specified vesting schedule. Compensation expense will be recognized by the Company over the required service period to earn each award.

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

In connection with his employment agreement, the Company granted to its Principal Executive Officer a stock option to purchase 750,000 common shares at an exercise price of $1.03 per common share which vests upon the satisfaction of both a time-based vesting condition and a performance vesting condition. As of March 31, 2018, the performance condition is not probable of occurring and as a result no expense has been recognized for this option during the year ended March 31, 2018. In addition, on each six-month anniversary of his employment start date, he is eligible to receive a stock option award equal to 5% of the net positive number of equity awards that were granted by the Company to individuals (other than him) in the prior six-month period less any such equity awards that were forfeited during that period, provided that the cumulative net number of equity grants issued since his start date (excluding the awards issued to him) compared to the number of such equity awards forfeited is positive at the time of measurement, and until such time as the Company has raised $200 million (including capital contributions from RSL or otherwise). The number of shares underlying the options and the exercise price will be established at the date of each grant. Such options will vest over a period of four years, with 25% of the common shares underlying the options vesting on the first anniversary of the option grant date and the remaining common shares vesting in 12 equal quarterly installments thereafter. The first such award granted pursuant to the terms of this provision in his employment agreement was in March 2018 and the Company granted him a stock option to purchase 92,250 common shares at an exercise price of $1.07 per common share.

For the year ended March 31, 2018, the Company recorded share-based compensation expense related to stock options issued to employees and consultants of $416,356. This share-based compensation expense is included in general and administrative expenses and research and development expenses in the accompanying consolidated statement of operations.

At March 31, 2018, total unrecognized compensation expense related to non-vested options for employees and consultants was $3.9 million and is expected to be recognized over the remaining weighted-average service period of 3.53 years.

[B] Share-based compensation allocated to the company by RSL:

In relation to the RSL common share awards and options issued by RSL to RSL, RSI and RSG employees, the Company recorded share-based compensation expense of $880,438 and $2,755,172 for the years ended March 31, 2017 and 2018, respectively.

Share-based compensation expense is allocated to the Company by RSL based upon the relative percentage of time utilized by RSL, RSI and RSG employees on Company matters.

The RSL common share awards and RSL options are valued at fair value on the date of grant and that fair value is recognized over the requisite service period. Significant judgment and estimates were used to estimate the fair value of these RSL awards and RSL options, as they are not publicly traded. RSL common share awards and RSL options are subject to specified vesting schedules and requirements (a mix of time-based and performance-based events). The fair value of each RSL common share award is based on various corporate event-based considerations, including targets for RSL’s post-IPO market capitalization and future financing events. The fair value of each RSL option on the date of grant is estimated using the Black-Scholes option-pricing model.

Compensation expense will be allocated to the Company over the required service period over which these RSL common share awards and RSL options would vest and is based upon the relative percentage of time utilized by RSL, RSI and RSG employees on Company matters.

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

[3] RSL restricted stock unit (“RSUs”):

In connection with his employment agreement, the Company’s Principal Executive Officer was granted 66,845 RSUs of the Company’s parent company, RSL, during the year ended March 31, 2018. The RSUs have a requisite service period of eight years and have no dividend rights. The RSUs will vest upon the achievement of both a performance and market condition, if both are achieved within the requisite service period. As of March 31, 2018, the performance condition had not been met and was deemed not probable of being met.

For the year ended March 31, 2018, the Company recorded no share-based compensation expense related to the RSUs that were issued. At March 31, 2018, there was $0.9 million of unrecognized compensation expense related to non-vested RSUs. The Company will recognize the expense upon the probable achievement of the performance condition through the requisite service period.

Note 9—Commitments and contingencies

The Company entered into certain commitments under the Merck license agreement (see Note 3), the Codexis enzyme supply agreement (see Note 9[A]), the Kyorin information sharing collaboration agreement (see Note 9[B]), and the services agreements with RSI and RSG (see Note 5[A]). In addition, the Company has entered into services agreements with third parties for pharmaceutical research and development and manufacturing activities and has a lease agreement for office space located in Irvine, California. Expenditures to contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, represent significant costs in the Company’s clinical development of its product candidates. Subject to required notice periods, a nominal early termination fee, in certain cases, and the Company’s remaining obligations under binding purchase orders, the Company can elect to discontinue the work under these agreements at any time. The Company expects to enter into additional commitments as the business further develops. As of March 31, 2018, the Company did not have any additional ongoing material financial commitments.

The Company leases 8,038 square feet of office space located in Irvine, California, pursuant to an operating lease agreement that expires in February of 2020.

Approximate future operating lease obligations as of March 31, 2018 are as follows:

Years Ended March 31,	Operating Lease
2019	$193,000
2020	177,000
Thereafter	—

Total minimum operating lease payments	$370,000

Rent expense for the year ended March 31, 2018 was approximately $55,000. The Company had no rent expense for the year ended March 31, 2017.

[A] Codexis:

On September 1, 2017, the Company entered into a supply agreement (the “Codexis Agreement”) with Codexis, Inc. (“Codexis”), pursuant to which Codexis agreed to supply its proprietary enzyme, currently used in the production of vibegron, to the Company on a non-exclusive basis. Pursuant to the Codexis Agreement, the

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

Company agreed to purchase from Codexis all of the Company’s requirements for such enzyme for use in the clinical and commercial production of vibegron for the first six years after the first approved vibegron product in any of the United States, Europe or Canada. The Company could be required to make minimum purchase commitments of up to $3.75 million and a milestone payment of $0.5 million, subject to the first regulatory approval of vibegron in any of the United States, Europe or Canada.

[B] Kyorin information sharing collaboration agreement:

On August 24, 2017, the Company entered into an information sharing collaboration agreement (the “Kyorin Agreement”) with Kyorin Pharmaceutical Co., Ltd. (“Kyorin”). Under the Kyorin Agreement, the Company and Kyorin have agreed to share with each other certain information, including clinical study reports, and have granted each other rights of reference to the others’ regulatory materials for the purposes of developing and commercializing vibegron in their respective territories. Additionally, Kyorin has agreed to share with the Company its statistical analysis system datasets and relevant sections of its trial master file. The Kyorin Agreement does not include any joint operating activities between the parties and is solely for the purpose of sharing certain information and granting each other rights of reference to regulatory materials as it relates to vibegron.

Pursuant to this agreement, the Company’s maximum obligation to Kyorin is $11.5 million, of which $1.0 million was paid during the year ended March 31, 2018 and is included in research and development expense in the accompanying consolidated statement of operation. The remaining obligations under this agreement will be due upon achievement of certain regulatory milestones by Kyorin in Japan and the Company in the United States, subject to certain conditions. Additionally, the Company has granted Kyorin a right of first review and negotiation if the Company acquires the Japanese rights to any urology asset(s), which right expires in 2027.

[C] Indemnities and guarantees:

The Company has made certain indemnities, under which the Company may be required to make payments to an indemnified party, in relation to certain transactions. We indemnify our officers and directors to the maximum extent permitted under applicable laws. The duration of these indemnities varies and, in certain cases, is indefinite. These indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. Historically, we have not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities in the accompanying consolidated balance sheets.

Note 10—Subsequent events

The Company has evaluated subsequent events through June 4, 2018, the date that the consolidated financial statements were available to be issued and determined that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosures in the notes thereto other than as disclosed in the accompanying notes to the consolidated financial statements.

[A] Shareholder’s equity:

For the period April 2018 through June 2018, RSL made cash capital contributions of $8,500,000. No additional common shares of the Company were issued in connection with these capital contributions as RSL owned 100% of the shares issued and outstanding.

Urovant Sciences Ltd.

Notes to consolidated financial statements (continued)

[B] Share-based compensation:

In April 2018, the Company granted options to purchase 595,000 common shares to certain employees of the Company, with a weighted-average exercise price of $1.07 under the 2017 Plan.

[C] Related party transactions:

On May 22, 2018, USG and RSG entered into amendment of the intellectual property purchase agreement dated June 12, 2017, pursuant to which USG assigned to RSG all of its rights, titles, claims and interests in and to all intellectual property rights under the Merck license agreement, solely as it relates to USG’s rights and obligations in China (see Note 5[B]).

On May 22, 2018, USG and Datavant, a subsidiary of the Company’s parent company, RSL, entered into a Data Sharing Agreement which requires the sharing of certain information between the parties, among other things (see Note 5[C]).

            Shares

Common shares

Prospectus

J.P. Morgan	Jefferies	Cowen

            , 2018

Through and including                , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq initial listing fee.

	Amount
SEC registration fee		$18,675
FINRA filing fee		23,000
Nasdaq listing fee		25,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

In connection with this offering, we expect to enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Bermuda law.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent sales of unregistered securities.

Issuances of share capital

1.	We issued 10,000,000 common shares for $0.00001 per common share on February 5, 2016 and 65,000,000 common shares for $0.00001 per common share on June 1, 2017, each to Roivant Sciences Ltd., our sole shareholder, for an aggregate consideration of $750. Each such offer, sale and issuance gives effect to the 100,000-to-1 stock split effected on June 1, 2017.

2.	In September 2017, we issued options for an aggregate of 4,500,000 of our common shares under our 2017 Equity Incentive Plan, as amended, at an exercise price of $1.03 per share, to Keith A. Katkin, our Principal Executive Officer;

3.	Between November 2017 and January 2018, we issued options for an aggregate of 1,145,000 of our common shares under our 2017 Equity Incentive Plan, as amended, at an exercise price of $0.97 per share, to our employees; and

4.	Between February 2018 and April 2018, we issued options for an aggregate of 1,458,750 of our common shares under our 2017 Equity Incentive Plan, as amended, at an exercise price of $1.07 per share, to our employees and consultants;

5.	In May 2018, we issued options for an aggregate of 1,560,500 of our common shares under our 2017 Equity Incentive Plan, as amended, at an exercise price of $2.01 per share, to our employees and a member of the board of directors of our wholly owned subsidiary, Urovant Sciences, Inc.; and

6.	Between June 2018 and July 2018, we issued options for an aggregate of 601,000 of our common shares under our 2017 Equity Incentive Plan, as amended, at an exercise price of $2.50 per share, to our employees and a member of the board of directors of our wholly owned subsidiary, Urovant Sciences, Inc.

The offers, sales and issuances of the securities set forth in paragraph (1) above were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act.

The offers, sales and issuances of the securities set forth in paragraphs (2), (3), (4), (5) and (6) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 thereunder as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. All of these options remain outstanding.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1†	Form of Underwriting Agreement.

3.1	Certificate of Incorporation.

3.2	Memorandum of Association.

3.3	Amended and Restated Bye-laws.

Exhibit Number	Description of Exhibit

5.1†	Opinion of Conyers Dill & Pearman Limited as to legality.

10.1*	License Agreement, dated February 3, 2017, by and between Urovant Sciences GmbH and Merck Sharp & Dohme Corp., as amended on April 27, 2017 and March 19, 2018.

10.2*	Collaboration Agreement, dated as of August 24, 2017, by and between Urovant Sciences GmbH and Kyorin Pharmaceutical Co., Ltd.

10.3*	China IP Purchase Agreement, effective as of June 12, 2017, by and between Urovant Sciences GmbH and Roivant Sciences GmbH, as amended on May 22, 2018.

10.4*	Collaboration Agreement, dated June 1, 2018, by and between Urovant Sciences GmbH and Roivant Sciences GmbH.

10.5*	Enzyme Supply Agreement, effective as of September 1, 2017, by and between Urovant Sciences GmbH and Codexis, Inc.

10.6	Amended and Restated Services Agreement, effective as of July 9, 2018, by and among Roivant Sciences, Inc., Urovant Sciences GmbH, Urovant Sciences, Inc. and the Registrant.

10.7	Amended and Restated Services Agreement, effective as of July 9, 2018, by and among Roivant Sciences GmbH and Urovant Sciences GmbH.

10.8	Information Sharing and Cooperation Agreement, dated as of July 9, 2018, by and between Roivant Sciences Ltd. and the Registrant.

10.9	Registration Rights Agreement, dated as of July 7, 2018, by and between Roivant Sciences Ltd. and the Registrant.

10.10*	Data Sharing Agreement, effective as of May 22, 2018, by and between Urovant Sciences GmbH and Datavant, Inc.

10.11†+	2017 Equity Incentive Plan, as amended.

10.12†+	Forms of Option Grant Notice and Option Agreement under 2017 Equity Incentive Plan, as amended.

10.13†+	Form of Early Exercise Stock Purchase Agreement under 2017 Equity Incentive Plan, as amended.

10.14†+	2018 Employee Share Purchase Plan.

10.15†+	Form of Indemnification Agreement with directors and executive officers.

10.16†+	Employment Agreement, dated September 14, 2017, by and between Keith A. Katkin and Urovant Sciences, Inc.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2†	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page to this registration statement).

+	Indicates management contract or compensatory plan.

*	Portions of this exhibit (indicated by asterisks) will be omitted pursuant to a request for confidential treatment and will be separately filed with the Securities and Exchange Commission.

†	To be filed by amendment.

(b)	Financial statement schedules.

See Index to consolidated financial statements on Page F-1. All schedules have been omitted because they are not required or are not applicable.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, California, on the 13th day of July, 2018.

UROVANT SCIENCES LTD.

By:	/s/ Keith A. Katkin
Keith A. Katkin Principal Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Keith A. Katkin and Christine G. Ocampo, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Keith A. Katkin Keith A. Katkin	Principal Executive Officer and Director	July 13, 2018

/s/ Christine G. Ocampo Christine G. Ocampo	Principal Financial and Accounting Officer (Urovant’s authorized representative in the United States)	July 13, 2018

/s/ Mayukh Sukhatme, M.D. Mayukh Sukhatme, M.D.	Director	July 13, 2018

/s/ Matthew Gline Matthew Gline	Director	July 13, 2018

/s/ Sef P. Kurstjens, M.D., Ph.D. Sef P. Kurstjens, M.D., Ph.D.	Director	July 13, 2018

/s/ Pierre Legault Pierre Legault	Director	July 13, 2018